                                                            File Nos 333-10395
                                                                     811-7771



                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                       FORM N-4

               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            Pre-Effective Amendment No. 1

           REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                  Amendment No. 1

                SEPARATE ACCOUNT KGC OF FIRST ALLMERICA FINANCIAL LIFE
                                  INSURANCE COMPANY


                    FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                                  440 Lincoln Street
                                 Worcester, MA 01653
                       (Address of Principal Executive Office)

                     Abigail M. Armstrong, Secretary and Counsel
                   First Allmerica Financial Life Insurance Company
                                  440 Lincoln Street
                                 Worcester, MA 01653
                  (Name and Address of Agent for Service of Process)

                It is proposed that this filing will become effective:


            Immediately upon filing pursuant to paragraph (b) of Rule 485.
         ---
            On  (date)  pursuant to paragraph (b) of Rule 485
         ---   --------
            60 days after filing pursuant to paragraph (a)(1) of Rule 485.
         ---
            On  (date)  pursuant to paragraph (a)(1) of Rule 485.
         ---   --------

                              VARIABLE ANNUITY POLICIES

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940, Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933.



The Rule 24f-2 Notice for the issuer's fiscal year ended December 31, 1995 was not filed as the Separate Account had not begun operations.

               Cross Reference Sheet Showing Location in Prospectus of
                             Items Called for by Form N-4

Form N-4 Item No             Caption in Prospectus
                             ---------------------

1 . . . . . . . . . . . . .  Cover Page

2 . . . . . . . . . . . . .  "Special Terms"

3 . . . . . . . . . . . . .  "Summary"; "Annual and Transaction Expenses"

4 . . . . . . . . . . . . .  Condensed Financial Information

5 . . . . . . . . . . . . .  "Description of the Company, the Variable Account
                             and the Kemper Investor Fund."

6 . . . . . . . . . . . . .  "Charges and Deductions"

7 . . . . . . . . . . . . .  "The Variable Annuity Policies"

8 . . . . . . . . . . . . .  "The Variable Annuity Policies"

9 . . . . . . . . . . . . .  "Death Benefit"

10. . . . . . . . . . . . .  "Purchase Payments:; "Computation of Policy Values
                             and Annuity Payments"

11. . . . . . . . . . . . .  "Surrender"; "Withdrawal"

12. . . . . . . . . . . . .  "Federal Tax Considerations"

13. . . . . . . . . . . . .  "Legal Matters"

14. . . . . . . . . . . . .  "Table of Contents of the Statement of Additional
                             Information"

Form N-4 Item No.             Caption in Statement of Additional  Information
                              -----------------------------------------------

15. . . . . . . . . . . . .  "Cover Page"

16. . . . . . . . . . . . .  "Table of Contents"

17. . . . . . . . . . . . .  "General Information and History"

18. . . . . . . . . . . . .  "Services"

19. . . . . . . . . . . . .  "Underwriters"

20. . . . . . . . . . . . .  "Underwriters"

21. . . . . . . . . . . . .  "Performance Information"

22. . . . . . . . . . . . .  "Annuity Payments"

23. . . . . . . . . . . . .  "Financial Statements"

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
         Flexible Payment Deferred Variable and Fixed Annuity Contracts



    This prospectus describes interests under flexible payment deferred variable and fixed annuity contracts, known as the Kemper Gateway Custom contract, issued either on a group basis or as individual contracts by First Allmerica Financial Life Insurance Company ("the Company") to individuals and businesses in connection with retirement plans which may or may not qualify for special federal income tax treatment. (For information about the tax status when used with a particular type of plan, see "FEDERAL TAX CONSIDERATIONS.") Participation in a group contract will be accounted for by the issuance of a certificate describing the individual's interest under the group contract. Participation in an individual contract will be evidenced by the issuance of an individual contract. Certificates and individual contracts are collectively referred to herein as the "Contracts." The following is a summary of information about these Contracts. More detailed information can be found under the referenced captions in this Prospectus.



    Contract values may accumulate on a variable basis in the Contract's Separate Account, known as Separate Account KGC (the "Variable Account"). The assets of the Variable Account are divided into Sub-Accounts, each investing exclusively in shares of one of the following Portfolios of Kemper Investors Fund ("KINF"):


Money Market Portfolio                         Investment Grade Bond Portfolio
Total Return Portfolio                         Value Portfolio
High Yield Portfolio                           Small Cap Value Portfolio
Growth Portfolio                               Value+Growth Portfolio
Government Securities Portfolio                Horizon 20+ Portfolio
International Portfolio                        Horizon 10+ Portfolio
Small Cap Growth Portfolio                     Horizon 5 Portfolio

    In most jurisdictions, values may also be allocated on a fixed basis to the Fixed Account, which is part of the Company's General Account and during the accumulation period to one or more of the Guarantee Period Accounts. Amounts allocated to the Fixed Account earn interest at a guaranteed rate for one year from the date allocated. Amounts allocated to a Guarantee Period Account earn a fixed rate of interest for the duration of the applicable Guarantee Period, if held for the entire Guarantee Period. If removed prior to the end of the Guarantee Period the value may be increased or decreased by a Market Value Adjustment. Amounts allocated to the Guarantee Period Accounts in the accumulation phase are held in the Company's Separate Account GPA.


    Additional information is contained in a Statement of Additional Information dated December 13, 1996 ("SAI"), filed with the Securities and Exchange Commission and incorporated herein by reference. The Table of Contents of the SAI is on page 3 of this Prospectus. The SAI is available upon request and without charge through Allmerica Investments, Inc., 440 Lincoln Street, Worcester, Massachusetts 01653, 800-782-8380.


    THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS OF KINF. INVESTORS SHOULD RETAIN A COPY OF THIS PROSPECTUS FOR FUTURE REFERENCE.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THE CONTRACTS ARE OBLIGATIONS OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY AND ARE DISTRIBUTED BY ALLMERICA INVESTMENTS, INC. THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR CREDIT UNION. THE CONTRACTS ARE NOT INSURED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC), OR ANY OTHER FEDERAL AGENCY. INVESTMENTS IN THE CONTRACTS ARE SUBJECT TO VARIOUS RISKS, INCLUDING THE FLUCTUATION OF VALUE AND POSSIBLE LOSS OF PRINCIPAL.


                            DATED December 13, 1996

                               TABLE OF CONTENTS


                                                                        Page
                                                                        ----

 TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.........    3
 SPECIAL TERMS........................................................    4
 SUMMARY..............................................................    5
 ANNUAL AND TRANSACTION EXPENSES......................................   10
 PERFORMANCE INFORMATION..............................................   13
 WHAT IS AN ANNUITY?..................................................   15
 RIGHT TO REVOKE OR SURRENDER.........................................   15
 DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT, AND KEMPER
   INVESTORS FUND.....................................................   16
 ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS....................   18
 VOTING RIGHTS........................................................   18
 CHARGES AND DEDUCTIONS...............................................   19
 A.  Annual Charges Against Variable Account Assets...................   19
 B.  Contract Fee.....................................................   20
 C.  Optional Benefit Riders..........................................   20
 D.  Premium Taxes....................................................   21
 E.  Contingent Deferred Sales Charge.................................   21
 F.  Transfer Charge..................................................   25
 DESCRIPTION OF THE CONTRACT..........................................   26
 A.  Payments.........................................................   26
 B.  Transfer Privilege...............................................   27
 C.  Dollar Cost Averaging and Automatic Rebalancing Options..........   27
 D.  Surrender........................................................   27
 E.  Withdrawals......................................................   28
 F.  Death Benefit....................................................   29
 G.  The Spouse of the Contract Owner as Beneficiary..................   30
 H.  Assignment.......................................................   30
 I.  Electing the Form of Annuity and the Annuity Date................   30
 J.  Description of Variable Annuity Options..........................   31
 K.  Norris Decision..................................................   32
 L.  Computation of Values and Annuity Benefit Payments...............   33
 GUARANTEE PERIOD ACCOUNTS............................................   35
 FEDERAL TAX CONSIDERATIONS...........................................   37
 A.  Qualified and Non-Qualified Contracts............................   37
 B.  Taxation of the Contracts in General.............................   38
 C.  Tax Withholding and Penalties....................................   39
 D.  Provisions Applicable to Qualified Employer Plans................   39
     Qualified Employee Pension and Profit Sharing Trusts and
 E.   Qualified Annuity Plans.........................................   39
 F.  Self-Employed Individuals........................................   40
 G.  Individual Retirement Account Plans..............................   40
 H.  Simplified Employee Pensions.....................................   41
 I.  Public School Systems and Certain Tax-Exempt Organizations.......   41
 J.  Texas Optional Retirement Program................................   42
     Section 457 Plans for State Governments and Tax-Exempt
 K.   Entities........................................................   42
 L.  Non-individual Owners............................................   42

                                                                        Page
                                                                        ----
 REPORTS..............................................................   42
 LOANS (QUALIFIED CONTRACTS ONLY).....................................   42
 CHANGES IN OPERATION OF THE VARIABLE ACCOUNT.........................   43
 DISTRIBUTION.........................................................   43
 LEGAL MATTERS........................................................   44
 FURTHER INFORMATION..................................................   44
 APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT...............   45
 APPENDIX B -- SURRENDER CHARGES AND THE MARKET VALUE ADJUSTMENT......   46
 APPENDIX C -- THE DEATH BENEFIT......................................   48

                  STATEMENT OF ADDITIONAL INFORMATION
                           TABLE OF CONTENTS

 GENERAL INFORMATION AND HISTORY......................................    2
 TAXATION OF THE VARIABLE ACCOUNT AND THE COMPANY.....................    2
 SERVICES.............................................................    3
 UNDERWRITERS.........................................................    3
 ANNUITY PAYMENTS.....................................................    4
 PERFORMANCE INFORMATION..............................................    5
 TAX DEFERRED ACCUMULATION............................................    7
 FINANCIAL STATEMENTS.................................................    7


    THE CONTRACTS OFFERED BY THIS PROSPECTUS MAY NOT BE AVAILABLE IN ALL STATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE OR SOLICIT AN OFFER IN THAT STATE.

                                 SPECIAL TERMS

Accumulated Value: the sum of the value of all Accumulation Units in the Sub-Accounts and of the value of all accumulations in the Fixed Account and Guarantee Period Accounts then credited to the Contract, on any date before the Annuity Date.

Accumulation Unit: a measure of the Contract Owner's interest in a Sub-Account before annuity benefit payments begin.

Annuitant:    the person  designated  in the  Contract  upon whose  life annuity benefit payments are to be made.

Annuity Date:   the date on  which annuity benefit  payments begin as  specified pursuant to the Contract.

Annuity Unit: a measure of the value of the periodic annuity benefit payments under the Contract.

Fixed Account:   the  part  of the  Company's  General Account  that  guarantees principal and a fixed minimum interest rate and to which all or a portion of a payment or transfer under this Contract may be allocated.

Fixed Annuity Payout:   An  Annuity in the  payout phase  providing for  annuity
benefit payments which remain fixed in an amount throughout the annuity benefit payment period selected.

Guaranteed Interest Rate:   the annual  effective rate of  interest after  daily
compounding credited to a Guarantee Period Account.

Guarantee  Period:   the  number of  years  that a  Guaranteed Interest  Rate is credited.

Guarantee Period Account: an account which corresponds to a Guaranteed Interest Rate for a specified Guarantee Period and is supported by assets in a non-unitized separate account.

General  Account:   all the  assets of the  Company other  than those  held in a separate account.

Market Value Adjustment:   a  positive or  negative adjustment  assessed if  any
portion of a Guarantee Period Account is withdrawn or transferred prior to the end of its Guarantee Period.

Sub-Account: a subdivision of the Variable Account. Each Sub-Account available under the Contracts invests exclusively in the shares of a corresponding portfolio of Kemper Investors Fund.

Surrender Value: the Accumulated Value of the Contract on full surrender after application of any Contract fee, contingent deferred sales charge, and Market Value Adjustment.

Underlying  Portfolios:    Money  Market,  Total  Return,  High  Yield,  Growth,
Government Securities, International, Small Cap Growth, Investment Grade Bond, Value, Small Cap Value, Value+Growth, Horizon 20+, Horizon 10+, and Horizon 5 Portfolios of the Kemper Investors Fund.

Valuation Date: a day on which the net asset value of the shares of any of the Portfolios is determined and unit values of the Sub-Accounts are determined. Valuation dates currently occur on each day on which the New York Stock Exchange is open for trading as well as each day otherwise required.

Variable Account: Separate Account KGC, one of the Company's separate accounts, consisting of assets segregated from other assets of the Company. The investment performance of the assets of the Variable Account is determined separately from the other assets of the Company and are not chargeable with liabilities arising out of any other business which the Company may conduct.

Variable Annuity Payout: An Annuity in the payout phase providing for payments varying in amount in accordance with the investment experience of certain of the Portfolios.

                                    SUMMARY

WHAT IS THE KEMPER GATEWAY CUSTOM VARIABLE ANNUITY?


    The Kemper Gateway Custom variable annuity contract ("Contract") is an insurance contract designed to help you accumulate assets for your retirement or other important financial goals on a tax-deferred basis. The Contract combines the concept of professional money management with the attributes of an annuity contract. Features available through the Contract include:


    - A customized investment portfolio with experienced professional portfolio managers

     - 14 KINF Portfolios

     - 1 Fixed Account

     - 9 Guarantee Period Accounts

    - Optional   Enhanced  Death  Benefit  Rider,  Living  Benefits  Rider,  and
      Disability Rider

    - Tax deferral on earnings


    - Guarantees that can protect your beneficiaries during the accumulation phase


    - Income that can be guaranteed for life

    The Contract has two phases, an accumulation phase and an annuity payout phase. During the accumulation phase, your initial payment and any additional payments you choose to make may be allocated to the combination of portfolios of securities ("Portfolios") under your Contract, to the Guarantee Period Accounts, and to the Fixed Account. Your Contract's Accumulated Value is based on the investment performance of the Portfolios and accumulations in the Guarantee Period Accounts and the Fixed Account. No income taxes are paid on any earnings under the Contract unless and until accumulated values are withdrawn.

    During the annuity payout phase, the Annuitant can receive income based on several annuity options. These options include payment over a period of years or for the rest of the Annuitant's life.

The Accumulation Phase

    During the accumulation phase, you select the investment options most appropriate for your investment needs. The Contracts permit net payments to be allocated among the Portfolios, the Guarantee Period Accounts, and the Fixed Account. Each Portfolio is professionally managed by Zurich Kemper Investments, Inc. and its affiliate, Dreman Value Advisors, Inc. All investment gains or losses of the Portfolios will be reflected in the Accumulated Value under your Contract.

    The accumulation phase provides certain protection and guarantees for the beneficiary if the Annuitant should die before the annuity phase begins. See discussion below under "What happens upon death during the accumulation phase?"

The Annuity Payout Phase

    You choose the annuity option and the date for the annuity benefit payments to begin. Annuity benefit payments may be on a variable basis (dependent upon the performance of the Portfolios) on a fixed basis (with payment amounts guaranteed), or on a combination variable and fixed basis. Among the income options available during the annuity phase are:

    - Lump sum

    - At regular intervals over a specified number of years; or

    - At regular intervals for the rest of the Annuitant's life, regardless of how long he or she lives.

WHO ARE THE KEY PERSONS UNDER THE CONTRACT?


    The Contract is between you and us -- First Allmerica Financial Life Insurance Company (the "Company"). Each Contract has a Contract Owner (or an Owner and a Joint Owner, in which case one of the two must also be the Annuitant), an Annuitant and a beneficiary. As Contract Owner, you make payments, choose investment allocations and select the Annuitant and beneficiary. The Annuitant is the individual who receives annuity benefit payments under the Contract. The beneficiary is the person who receives any payment on death of the Contract Owner or Annuitant.


                          CAN I EXAMINE THE CONTRACT?

    Yes. Your Contract will be delivered to you after your purchase. If you return the Contract to the Company during the first 10 days from the date you received it, the Contract will be canceled. You will incur no fees to cancel within the right-to-examine period and will receive the greater of (1) your entire payment, or (2) the accumulated value of the Contract plus any amounts deducted under the Contract or by the Portfolios for taxes, charges or fees. See "RIGHT TO REVOKE CONTRACT."

WHAT ARE MY INVESTMENT CHOICES?

    The Contract permits net payments to be allocated among the Sub-Accounts investing in the Portfolios, the Guarantee Period Accounts, and the Fixed Account. The Fixed Account is part of the General Account of the Company and provides a guarantee by the Company of principal and a fixed interest rate for one year from the date amounts are allocated to the account. Payments allocated to a Guarantee Period Account are held in a separate account and earn a guaranteed interest rate if held for the full duration of the Guarantee Period. The Fixed Account and/or the Guarantee Period Accounts may not be available in all states.

    Variable Account -- You have a choice of Sub-Accounts investing in the 14 Portfolios of the Kemper Investors Fund ("KINF"):

Money Market                                           Investment Grade Bond
Total Return                                           Value
High Yield                                             Small Cap Value
Growth                                                 Value+Growth
Government Securities                                  Horizon 20+
International                                          Horizon 10+
Small Cap Growth                                       Horizon 5

    This range of investment choices enables you to allocate your money among the Portfolios to meet your particular investment needs. Because of your free look right under the "Right to Examine" provision, for the first 15 days from the date of issue, all Portfolio investments and allocations to the Guarantee Period Accounts will be allocated to the Money Market Portfolio. Thereafter, all amounts will be allocated according to your investment choices. For a more detailed description of the Portfolios, see the prospectus of KINF.

    Guarantee Period Accounts -- Assets supporting the guarantees under the Guarantee Period Accounts are held in the Company's Separate Account GPA, a non-unitized insulated separate account. However, values and benefits calculated on the basis of Guarantee Period Account allocations are obligations of the Company's General Account. Amounts allocated to a Guarantee Period Account earn a Guaranteed Interest Rate declared by the Company. The level of the Guaranteed Interest Rate depends on the number of years of the Guarantee Period selected. The Company currently makes available nine Guarantee Periods ranging from two to ten years in duration. Once declared, the Guaranteed Interest Rate will not change during the duration of the Guarantee Period. If amounts allocated to a Guarantee Period Account are transferred, surrendered or applied to any annuity option at any time other than the day following the last day of the applicable Guarantee Period, a Market Value Adjustment will apply that may increase or decrease the account's value. For more information about the Guarantee Period Accounts and the Market Value Adjustment, see "Guarantee Period Accounts."

    Fixed Account. The Fixed Account is part of the General Account, which consists of all the Company's assets other than those allocated to the Variable Account and any other separate account. Allocations to the Fixed Account are guaranteed as to principal and a minimum rate of interest. Additional excess interest may be declared periodically at the Company's discretion. Furthermore, the initial rate in effect on the date an amount is allocated to the Fixed Account will be guaranteed for one year from that date. For more information about the Fixed Account see Appendix A, "MORE INFORMATION ABOUT THE FIXED ACCOUNT."

WHO ARE THE PORTFOLIO MANAGERS?


    Zurich Kemper Investments, Inc. ("ZKI"), is the investment manager of each Portfolio of the KINF other than the Value and Small Cap Value Portfolios who are managed by Dreman Value Advisors, Inc. ("DVA"), a wholly owned subsidiary of ZKI. ZKI and DVA provide each Portfolio with continuous professional investment supervision. DVA is also the sub-adviser for the Value+Growth, Horizon 20+, Horizon 10+, and Horizon 5 Portfolios. Under the terms of its Sub-Advisory Agreement with ZKI, DVA will manage the value portion of each of these Portfolios and will provide such other investment advice, research and assistance as ZKI may, from time to time, reasonably request. Zurich Investment Management, Inc. ("ZIM"), a wholly-owned subsidiary of ZKI, is the investment manager of the Guarantee Period Accounts pursuant to an investment advisory agreement between the Company and ZIM.


CAN I MAKE TRANSFERS AMONG THE ACCOUNTS?

    Yes. Prior to the Annuity Date, you may transfer among the Sub-Accounts investing in the Portfolios, the Guarantee Period Accounts, and the Fixed Account. You will incur no current taxes on transfers while your money remains in the Contract. However, transfers out of a Guarantee Period Account prior to its maturity date will incur a Market Value Adjustment. You may also elect Automatic Account rebalancing to ensure assets remain allocated according to a desired mix or choose automatic dollar cost averaging to gradually move money into one or more portfolios. See "TRANSFER PRIVILEGE."

HOW MUCH CAN I INVEST AND HOW OFTEN?

    The number and frequency of your payments are flexible, subject to the minimum and maximum payments stated in "PAYMENTS."

WHAT IF I NEED MY MONEY BEFORE MY ANNUITY PAYOUT PHASE BEGINS?

    You can withdraw 15% of the total Accumulated Value per calendar year without a surrender charge. You may surrender your Contract or make withdrawals any time before your annuity payout phase begins subject to the restrictions discussed in "SURRENDER," "WITHDRAWALS," and "MARKET VALUE ADJUSTMENT." Certain charges may apply, see "CHARGES AND DEDUCTIONS," and there may be a tax-penalty assessed under the Internal Revenue Code. See "FEDERAL TAX CONSIDERATIONS."

WHAT HAPPENS UPON DEATH DURING MY ACCUMULATION PHASE?

    If the Annuitant, Contract Owner or Joint Owner should die before the Annuity Date, a Death Benefit will be paid to the beneficiary. Unless the Enhanced Death Benefit Rider is in effect at the death of the Annuitant (or a Contract Owner who is also an Annuitant), a standard Annuitant Death Benefit will be paid. The standard Annuitant Death Benefit is equal to the greater of:

    - The Accumulated Value increased by  any positive Market Value  Adjustment;
      or

    - Gross payments reduced proportionately to reflect withdrawals (for each withdrawal, the proportionate reduction is calculated as the Death Benefit under this option immediately prior to the withdrawal, multiplied by the withdrawal amount, and divided by the Accumulated Value immediately prior to the withdrawal).


    If the Contract Owner elects the Enhanced Death Benefit Rider, the Annuitant Death Benefit will be the greatest of:


    - The Accumulated Value increased by any positive Market Value Adjustment;

    - Gross payments, reduced proportionately to reflect withdrawals (for each withdrawal, the proportionate reduction is calculated as the Death Benefit under this option immediately prior to the withdrawal, multiplied by the withdrawal amount, and divided by the Accumulated Value immediately prior to the withdrawal); or

    - The Death Benefit that would have been payable on the most recent Contract Anniversary, increased for subsequent payments and reduced proportionately to reflect withdrawals after that date.

    A separate charge is made for the Enhanced Death Benefit Rider. See "Death Benefit" under "DESCRIPTION OF THE CONTRACT."

    Regardless of whether the Enhanced Death Benefit Rider is in effect, if a Contract Owner who is not also the Annuitant dies during the Accumulation phase, the Death Benefit will equal the Accumulated Value of the Contract increased by any positive Market Value Adjustment. If the Annuitant dies after the Annuity Date but before all guaranteed annuity benefit payments have been made, the remaining payments will be paid to the beneficiary at least as rapidly as under the annuity option in effect. See "Death Benefit."

WHAT ARE MY ANNUITY OPTIONS UNDER THE CONTRACT?

    You may choose variable annuity benefit payments based on the investment performance of certain Portfolios, fixed-amount annuity benefit payments, or a combination of fixed-amount and variable annuity benefit payments. Fixed-amount payments are guaranteed by the Company. See "DESCRIPTION OF THE CONTRACT" for information about annuity benefit payment options, selecting the Annuity Date, and how annuity benefit payments are calculated.

WHAT CHARGES WILL I INCUR UNDER MY CONTRACT?

    At each Contract anniversary and upon surrender, if the Accumulated Value is less than $50,000, the Company will deduct a $35 Contract Fee from your Contract. There will be no Contract Fee if the Accumulated Value is $50,000 or more. The Contract Fee is waived for Contracts issued to and maintained by a Trustee of a 401(k) plan.

    Should you decide to surrender your Contract, make withdrawals, or receive payments under certain annuity options, you may be subject to a contingent deferred sales charge. If applicable, this charge will be between 2% and 7% of payments withdrawn, based on when the payments were made.

    Depending upon the state you live in, a deduction for state and local premium taxes, if any, may be made as described under "PREMIUM TAXES."

    Currently, the Company makes no charge for processing transfers. The first twelve (12) transfers in a Contract year are guaranteed to be free of a transfer charge. For each subsequent transfer in a contract year, the Company reserves the right to assess a charge which is guaranteed never to exceed $25.

    The Company will deduct on a daily basis, an annual Mortality and Expense Risk Charge and Administrative Expense Charge equal to an annual charge of 0.95% and 0.15%, respectively, of the average daily net assets invested in each Portfolio. The Portfolios will incur certain management fees and expenses which are more fully described in "OTHER CHARGES" and in the KINF prospectus, which accompanies this Prospectus.

    Three optional riders (Enhanced Death Benefit Rider, Living Benefits Rider, and Disability Rider) are available for an additional charge of 0.25%, 0.05% and 0.05%, respectively, which is deducted in arrears on a monthly basis. For more information, see "Living Benefits Rider" and "Disability Rider" under CHARGES AND DEDUCTIONS, and "F. Death Benefit" under "DESCRIPTION OF THE CONTRACT."

CAN I MAKE FUTURE CHANGES UNDER MY CONTRACT?

    There are several changes you can make after receiving your Contract:

    - You may assign your ownership to someone else, except under certain qualified plans.

    - You may change the beneficiary, unless you have designated a beneficiary irrevocably.

    - You may change the allocation of payments, with no tax consequences under current law.

    - You may make transfers of Contract value among your current investments.

    - You may cancel your Contract within 10 days of delivery, as discussed above.

    - You may select the form and timing of annuity benefit payments.

                        ANNUAL AND TRANSACTION EXPENSES

    The following tables show charges under your Contract, expenses of the Sub-Accounts, and expenses of the Portfolios. In addition to the charges and expenses described below, premium taxes are applicable in some states and deducted as described under "PREMIUM TAXES."


Contract Charges


                                                                                              Years from Date
                                                                                                 of Payment      Charge
                                                                                              ----------------  ---------
Contingent Deferred Sales Charge:                                                                   0-1              7.0%
  This charge may be assessed upon surrender, withdrawal or                                          2               6.0%
  annuitization under any commutable period certain option or a                                      3               5.0%
  noncommutable period certain option of less than 10 years. The charge                              4               4.0%
  is a percentage of payments applied to the amount surrendered (in excess                           5               3.0%
  of any amount that is free of charge) within the indicated time periods.                           6               2.0%
                                                                                                 Thereafter          0.0%
Transfer Charge:                                                                                                  None
 The Company currently makes no charge for processing
  transfers. The Company guarantees that the first twelve
  transfers in a Contract Year will not be subject to a transfer charge. For each subsequent transfer, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse the Company for the costs of processing the
  transfer.
Contract Fee:                                                                                                         $35
 The Fee is deducted annually and upon surrender prior to the annuity date when the Accumulated Value is less than $50,000.
  The fee is waived for contracts issued to and maintained by the
  Trustee of a 401(k) plan.

Sub-Account Expenses
(on annual basis as percentage of average daily net assets)
Mortality and Expense Risk Charge:                                                                                  0.95%
Administrative Expense Charge:                                                                                      0.15%
                                                                                                                ---------
Total Asset Charge:                                                                                                 1.10%

Portfolio Expenses
--------------------------------------------------------------------
 (annual basis as percentage of average daily net assets)

                                                                        Management        Other        Total
Portfolio                                                                   Fee         Expenses     Expenses
--------------------------------------------------------------------  ---------------  -----------  -----------
Money Market........................................................         0.50%          0.05%        0.55%
Total Return........................................................         0.55%          0.05%        0.60%
High Yield..........................................................         0.60%          0.05%        0.65%
Growth..............................................................         0.60%          0.04%        0.64%
Government Securities...............................................         0.55%          0.10%        0.65%
International.......................................................         0.75%          0.17%        0.92%
Small Cap Growth....................................................         0.65%          0.22%        0.87%
Investment Grade Bond...............................................         0.60%          0.15%*       0.75%
Value...............................................................         0.75%          0.15%*       0.90%
Small Cap Value.....................................................         0.75%          0.15%*       0.90%
Value+Growth........................................................         0.75%          0.15%*       0.90%
Horizon 20+.........................................................         0.60%          0.15%*       0.75%
Horizon 10+.........................................................         0.60%          0.15%*       0.75%
Horizon 5...........................................................         0.60%          0.15%*       0.75%

*Estimated First-Year Expenses

    Examples. The following examples demonstrate the cumulative expenses which would be paid by the Contract Owner at 1-year, 3-year, 5-year and 10-year intervals under certain contingencies. Each example assumes a $1,000 investment in a Sub-Account and a 5% annual return on assets, as required by rules of the Securities and Exchange Commission. Because the expenses of the Portfolios differ, separate examples are used to illustrate the expenses incurred by a Contract Owner on an investment in the various Sub-Accounts.

    The information given under the following examples should not be considered a representation of past or future expenses. Actual expenses may be greater or lesser than those shown.

    (a) If, at the end of the applicable period, you surrender your Contract or annuitize* under a commutable period certain option or a noncommutable period certain option of less than 10 years, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

Underlying Portfolio                                                   1 year       3 years      5 years     10 years
-------------------------------------------------------------------  -----------  -----------  -----------  -----------
Money Market.......................................................   $      79    $     101    $     123    $     202
Total Return.......................................................   $      79    $     102    $     125    $     207
High Yield.........................................................   $      80    $     104    $     128    $     212
Growth.............................................................   $      80    $     103    $     127    $     211
Government Securities..............................................   $      80    $     104    $     128    $     212
International......................................................   $      82    $     111    $     141    $     240
Small Cap Growth...................................................   $      82    $     110    $     139    $     235
Investment Grade Bond..............................................   $      81    $     106    $     133    $     223
Value..............................................................   $      82    $     111    $     140    $     238
Small Cap Value....................................................   $      82    $     111    $     140    $     238
Value+Growth.......................................................   $      82    $     111    $     140    $     238
Horizon 20+........................................................   $      81    $     106    $     133    $     223
Horizon 10+........................................................   $      81    $     106    $     133    $     223
Horizon 5..........................................................   $      81    $     106    $     133    $     223

    (b) If, at the end of the applicable time period, you annuitize* under a life option or a noncommutable period certain option of 10 years or longer, or if you do not surrender or annuitize your Contract, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

Underlying Portfolio                                           1 year       3 years      5 years     10 years
-----------------------------------------------------------  -----------  -----------  -----------  -----------
Money Market...............................................   $      17    $      54    $      93    $     202
Total Return...............................................   $      18    $      55    $      95    $     207
High Yield.................................................   $      18    $      57    $      98    $     212
Growth.....................................................   $      18    $      57    $      97    $     211
Government Securities......................................   $      18    $      57    $      98    $     212
International..............................................   $      21    $      65    $     112    $     240
Small Cap Growth...........................................   $      21    $      64    $     109    $     235
Investment Grade Bond......................................   $      19    $      60    $     103    $     223
Value......................................................   $      21    $      64    $     111    $     238
Small Cap Value............................................   $      21    $      64    $     111    $     238
Value+Growth...............................................   $      21    $      64    $     111    $     238
Horizon 20+................................................   $      19    $      60    $     103    $     223
Horizon 10+................................................   $      19    $      60    $     103    $     223
Horizon 5..................................................   $      19    $      60    $     103    $     223

    As required in rules promulgated under the 1940 Act, the Contract Fee is reflected in the examples by a method to show the "average" impact on an investment in the Variable Account. The total Contract Fees collected are divided by the total average net assets attributable to the Contracts. The resulting percentage is 0.088%, and the amount of the Contract Fee is assumed to be $0.88 in the examples.

    *The Contract Fee is not deducted after annuitization. No contingent deferred sales charge is assessed at the time of annuitization under an option including a life contingency or under a noncommutable period certain option of ten years or longer.

    Optional Benefit Riders. Subject to state availability, the Company offers three optional benefit riders that may be elected by the Contract Owner. A separate monthly charge is made for each rider selected. The applicable charge is assessed on the Accumulated Value on the last day of each month and on the date a rider is terminated, multiplied by 1/12th of the following annual percentage rates:

Enhanced Death Benefit Rider                                                    0.25%
Disability Rider                                                                0.05%
Living Benefits Rider                                                           0.05%

    For a description of these riders, see "Living Benefits Rider" and "Disability Rider" under "CHARGES AND DEDUCTIONS," and "Enhanced Death Benefit Rider" under "DESCRIPTION OF THE CONTRACT."

                            PERFORMANCE INFORMATION


    The Contracts are first being offered to the public in 1996. However, the Company and KINF may advertise "Total Return" and "Average Annual Total Return" performance information based on the periods that the Portfolios have been in existence. The results for any period prior to the Contracts being offered will be calculated as if the Contracts had been offered during that period of time, with all charges assumed to be those applicable to the Sub-Accounts, the Portfolios, and (in Table I) assuming that the Contract is surrendered at the end of the applicable period.


    The "Total Return" of a Sub-Account refers to the total of the income generated by an investment in the Sub-Account and of the changes in the value of the principal (due to realized and unrealized capital gains or losses) for a specified period, reduced by certain charges, and expressed as a percentage of the investment.

    The "Average Annual Total Return" represents the average annual percentage change in the value of an investment in a Sub-Account over a given period of time. Average Annual Total Return represents average figures as opposed to the actual performance of a Sub-Account, which will vary from year to year.

    The "Yield" of the Sub-Account investing in the Money Market Portfolio refers to the income generated by an investment in the Sub-Account over a seven-day period (which period will be specified in the advertisement). This income is then "annualized" by assuming that the income generated in the specific week is generated over a 52-week period. This annualized Yield is shown as a percentage of the investment. The "Effective Yield" calculation is similar, but when annualized, the income earned by an investment in the Sub-Account is assumed to be reinvested. Thus the "Effective Yield" will be slightly higher than the "Yield" because of the compounding effect of this assumed reinvestment.


    The Total Return, Yield, and Effective Yield figures are adjusted to reflect the Sub-Account's asset charges. The total return figures also reflect the $35 annual Contract Fee and the contingent deferred sales charge which would be assessed if the investment were completely surrendered at the end of the specified period.



    The Company and KINF may also advertise supplemental total return performance information. Supplemental total return refers to the total of the income generated by an investment in the Sub-Account and of the changes in value of the principal invested (due to realized and unrealized capital gains or losses), adjusted by the Sub-Account's annual asset charges, and expressed as a percentage of the investment. Because it is assumed that the investment is NOT surrendered at the end of the specified period, the contingent deferred sales charge is NOT included in the calculation of supplemental total return.


    Performance information for a Sub-Account may be compared, in reports and promotional literature, to: (i) the Standard & Poor's 500 Stock Index ("S & P 500"), Dow Jones Industrial Average ("DJIA"), Shearson Lehman Aggregate Bond Index or other unmanaged indices so that investors may compare the Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; (ii) other groups of variable annuity variable accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, such as Morningstar, Inc., who rank such investment products on overall performance or other criteria; or (iii) the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Sub-Account. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

    Performance information for any Sub-Account reflects only the performance of a hypothetical investment in the Sub-Account during the particular time period on which the calculations are based.

Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the investment portfolio of the Portfolio in which the Sub-Account invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

                                    TABLE I
       AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDING DECEMBER 31, 1995
                  (Assuming COMPLETE surrender of investment)


                                                                                                                 10 Years
                                                                                         Year                    (or since
                                                                                        Ended:          5        Inception
Underlying Portfolio                                                                   12/31/95       Years      if less)*
------------------------------------------------------------------------------------  -----------  -----------  -----------
Money Market........................................................................      -1.88%        2.57%        4.71%
Total Return........................................................................      17.51%       10.69%       10.51%
High Yield..........................................................................       9.13%       18.08%       10.19%
Growth..............................................................................      24.43%       17.62%       11.93%
Government Securities...............................................................      10.60%        6.80%        7.21%
International.......................................................................       4.88%       N/A           7.41%
Small Cap Growth....................................................................      21.56%       N/A          15.38  %
Investment Grade Bond...............................................................      N/A          N/A          N/A
Value...............................................................................      N/A          N/A          N/A
Small Cap Value.....................................................................      N/A          N/A          N/A
Value+Growth........................................................................      N/A          N/A          N/A
Horizon 20+.........................................................................      N/A          N/A          N/A
Horizon 10+.........................................................................      N/A          N/A          N/A
Horizon 5...........................................................................      N/A          N/A          N/A


                                    TABLE II
       AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDING DECEMBER 31, 1995
                     (Assuming NO surrender of investment)


                                                                                                                 10 Years
                                                                                         Year                    (or since
                                                                                        Ended:          5        Inception
Underlying Portfolio                                                                   12/31/95       Years      if less)*
-----------------------------------------------------------------------------------  ------------  -----------  -----------
Money Market.......................................................................        4.33%        3.10%        4.71%
Total Return.......................................................................       24.51%       11.09%       10.51%
High Yield.........................................................................       16.03%       18.39%       10.19%
Growth.............................................................................       31.43%       17.93%       11.93%
Government Securities..............................................................       17.59%        7.25%        7.21%
International......................................................................       11.51%       N/A           8.23%
Small Cap Growth...................................................................       28.56%       N/A          18.67  %
Investment Grade Bond..............................................................      N/A           N/A          N/A
Value..............................................................................      N/A           N/A          N/A
Small Cap Value....................................................................      N/A           N/A          N/A
Value+Growth.......................................................................      N/A           N/A          N/A
Horizon 20+........................................................................      N/A           N/A          N/A
Horizon 10+........................................................................      N/A           N/A          N/A
Horizon 5..........................................................................      N/A           N/A          N/A


    *The inception dates for the Portfolios are: 3/5/82 for Money Market, Total Return and High Yield; 12/9/83 for Growth; 9/3/87 for Government Securities; 1/6/92 for International; 5/2/94 for the Small Cap Growth; 5/1/96 for Investment Grade Bond, Value, Small Cap Value, Value+Growth, Horizon 20+, Horizon 10+, and Horizon 5.

                              WHAT IS AN ANNUITY?

    In general, an annuity is an insurance contract designed to provide a retirement income in the form of periodic payments for the lifetime of the Contract Owner or an individual chosen by the Contract Owner. The retirement income payments are called "annuity benefit payments" and the individual receiving the payments is called the "Annuitant." Annuity benefit payments begin on the annuity date.

    The Contract has two phases, an accumulation phase and an annuity payout phase. During the accumulation phase, your initial payment and any additional payments you choose to make may be allocated to the combination of portfolios of securities ("Portfolios") under your Contract, to the Guarantee Period Accounts, and to the Fixed Account.

    During the annuity payout phase, the Annuitant can receive income based on several annuity options. These options include payment over a period of years or for the rest of the Annuitant's life.

    Under an annuity contract, the insurance company assumes a mortality risk and an expense risk. The mortality risk arises from the insurance company's guarantee that annuity benefit payments will continue for the life of the Annuitant, regardless of how long the Annuitant lives or how long all Annuitants as a group live. The expense risk arises from the insurance company's guarantee that charges will not be increased beyond the limits specified in the Contract, regardless of actual costs of operations.

    The Contract Owner's payments, less any applicable deductions, are invested by the insurance company. After retirement, annuity benefit payments are paid to the Annuitant for life or for such other period chosen by the Contract Owner. In the case of a "fixed" annuity, the value of these annuity benefit payments is guaranteed by the insurance company, which assumes the risk of making the investments to enable it to make the guaranteed payments. For more information about fixed annuities see APPENDIX A, "MORE INFORMATION ABOUT THE FIXED ACCOUNT." With a variable annuity, the value of the Contract and the annuity benefit payments are not guaranteed but will vary depending on the investment performance of a portfolio of securities. Any investment gains or losses are reflected in the value of the Contract and in the annuity benefit payments. If the portfolio increases in value, the value of the Contract increases. If the portfolio decreases in value, the value of the Contract decreases.

                          RIGHT TO REVOKE OR SURRENDER

    A Contract Owner may revoke the Contract within 10 days after receipt of the Contract. In order to revoke the Contract, the Contract Owner must mail or deliver the Contract to the principal office of the Company at 440 Lincoln Street, Worcester, Massachusetts 01653, or to an Allmerica Financial agent of the Company. Mailing or delivery must occur on or before 10 days after receipt of the Contract for revocation to be effective. Within seven days, the Company will send the Contract Owner a refund of the greater of (1) gross payments or
(2) the Accumulated Value plus any amounts deducted under the Contract or by the Portfolios for taxes, charges or fees.

    If on the date of revocation the Surrender Value of the Contract exceeds gross payments, the Company will treat the revocation request as a request for surrender (see "Surrender") and will pay the Contract Owner the Surrender Value of the Contract. The liability of the Variable Account under this provision is limited to the Contract Owner's Accumulated Value in the Variable Account on the date of cancellation. Any additional amounts refunded to the Contract Owner will be paid by the Company.

    The refund of any premium paid by check may be delayed until the check has cleared the Contract Owner's bank.

               DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT,
                           AND KEMPER INVESTORS FUND

    THE COMPANY -- The Company, organized under the laws of Massachusetts in 1844, is the fifth oldest life insurance company in America. As of December 31, 1995, the Company and its subsidiaries had over $11 billion in combined assets and over $35.2 billion of life insurance in force. Effective October 16, 1995, the Company converted from a mutual life insurance company known as State Mutual Life Assurance Company of America to a stock life insurance company and adopted its present name. The Company is a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC"). The Company's principal office is located at 440 Lincoln Street, Worcester, Massachusetts 01653, telephone 508-855-1000 ("Principal Office").

    The Company is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance of Massachusetts. In addition, the Company is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate.

    VARIABLE ACCOUNT -- Separate Account KGC ("Variable Account") is a separate investment account of the Company with 14 Sub-Accounts. The assets used to fund the variable portions of the Contracts are set aside in Sub-Accounts kept separate from the general assets of the Company. Each Sub-Account invests in a corresponding investment series ("Portfolio") of Kemper Investors Fund ("KINF"). Each Sub-Account is administered and accounted for as part of the general business of the Company. However, the income, capital gains, or capital losses of each Sub-Account are allocated to each Sub-Account, without regard to any other income, capital gains, or capital losses of the Company. Under Massachusetts law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of the Company.

    The Variable Account was authorized by vote of the Board of Directors of the Company on June 13, 1996. The Variable Account meets the definition of "separate account" under federal securities laws and is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). This registration does not involve the supervision of management or investment practices or policies of the Variable Account by the SEC.

    The Company reserves the right, subject to compliance with applicable law, to change the names of the Variable Account and the Sub-Accounts.


    KEMPER INVESTORS FUND -- The Variable Account invests in shares of Kemper Investors Fund ("KINF"), a series type mutual fund registered with the Commission as an open-end, diversified, management investment company. Registration of KINF does not involve supervision of its management, investment practices or policies by the Commission. KINF is designed to provide an investment vehicle for certain variable annuity contracts and variable life insurance policies. Shares of the Portfolios of KINF are sold only to insurance company separate accounts. The investment objectives of the fourteen Portfolios of KINF are summarized below:


    MONEY MARKET PORTFOLIO seeks maximum current income to the extent consistent with stability of principal from a portfolio of high quality money market instruments that mature in twelve months or less.

    TOTAL RETURN PORTFOLIO seeks a high total return, a combination of income and capital appreciation, by investing in a combination of debt securities and common stocks.

    HIGH YIELD PORTFOLIO seeks to provide a high level of current income by investing in fixed-income securities.

    GROWTH   PORTFOLIO   seeks   maximum   appreciation   of   capital   through
diversification   of   investment  securities   having  potential   for  capital
appreciation.

    GOVERNMENT SECURITIES PORTFOLIO seeks high current return consistent with preservation of capital from a portfolio composed primarily of U.S. Government securities.

    INTERNATIONAL PORTFOLIO seeks total return, a combination of capital growth and income, principally through an internationally diversified portfolio of equity securities.

    SMALL CAP GROWTH PORTFOLIO seeks maximum appreciation of investors' capital from a portfolio primarily of growth stocks of smaller companies.

    INVESTMENT GRADE BOND PORTFOLIO seeks high current income by investing primarily in a diversified portfolio of investment grade debt securities.

    VALUE PORTFOLIO seeks to achieve a high rate of total return from a portfolio primarily of value stocks of larger companies.

    SMALL CAP VALUE PORTFOLIO seeks long-term capital appreciation from a portfolio primarily of value stocks of smaller companies.

    VALUE+GROWTH  PORTFOLIO  seeks  growth   of  capital  through   professional
management of a portfolio of growth and value stocks.

    HORIZON 20+ PORTFOLIO, designed for investors with approximately a 20+ year investment horizon, seeks growth of capital, with income as a secondary objective.

    HORIZON 10+ PORTFOLIO, designed for investors with approximately a 10+ year investment horizon, seeks a balance between growth of capital and income, consistent with moderate risk.

    HORIZON 5 PORTFOLIO, designed for investors with approximately a 5 year investment horizon, seeks income consistent with preservation of capital, with growth of capital as a secondary objective.


    There is no assurance that any of the Portfolios of KINF will achieve its objective as stated in KINF's prospectus. More detailed information, including a description of risks involved in investing in each of the Portfolios, may be found in the prospectus for KINF, which must accompany or precede this Prospectus, and KINF's SAI available upon request from KINF, 222 South Riverside Plaza, Chicago, Illinois 60606. Please read the prospectus of KINF carefully before investing.



    Investment Management Services to KINF -- Responsibility for overall management of KINF rests with the Board of Trustees and officers of KINF. ZKI is the investment manager of each Portfolio other than the Value and Small Cap Value Portfolios who are managed by DVA, a wholly owned subsidiary of ZKI., ZKI and DVA provide each Portfolio with continuous professional investment supervision. DVA is also the sub-adviser for the Value+Growth, Horizon 20+,
Horizon 10+, and Horizon 5 Portfolios. Under the terms of its Sub-Advisory Agreement with ZKI, DVA will manage the value portion of each of these
Portfolios and will provide such other investment advice, research and assistance as ZKI may, from time to time reasonably request.


    For its services, ZKI is paid a management fee based upon the average daily net assets of such Portfolios, as follows: Money Market (.50 of 1%), Total Return (.55 of 1%), High Yield (.60 of 1%), Growth (.60 of 1%), Government Securities (.55 of 1%), International (.75 of 1%), Small Cap Growth (.65 of 1%), Investment Grade Bond (.60 of 1%), Value+Growth (.75 of 1%), Horizon 20+ (.60 of 1%), Horizon 10+ (.60 of 1%), and Horizon 5 (.60 of 1%). DVA serves as the investment manager for the Value and Small Cap Value Portfolios and is paid a management fee at an annual rate of .75 of 1% of the average daily net assets of these Portfolios. For more information, see the KINF Prospectus and SAI.

               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

    The Company reserves the right, subject to applicable law and to provisions of the Participation Agreement (the "Participation Agreement") among the Company, KINF, ZKI and Kemper Distributors, Inc., to make additions to,
deletions   from,  or  substitutions  for  the  shares  that  are  held  in  the
Sub-Accounts or that the Sub-Accounts may purchase. If the shares of any Portfolio are no longer available for investment or if in the Company's judgment further investment in any Portfolio should become inappropriate in view of the purposes of the Variable Account or the affected Sub-Account, the Company may redeem the shares of that Portfolio and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Contract interest in a Sub-Account without notice to the Contract Owner and prior approval of the Commission and state insurance authorities, to the extent required by the 1940 Act or other applicable law. The Variable Account may, to the extent permitted by law, purchase other securities for other contracts or permit a conversion between contracts upon request by a Contract Owner.

    The Company also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares corresponding to a new Portfolio or in shares of another investment company having a specified investment objective. Subject to applicable law and any required Commission approval, the Company may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Contract Owners on a basis to be determined by the Company.


    Shares of the Portfolios are also issued to variable accounts of other insurance companies which issue variable life Contracts ("mixed funding"). Shares of the Portfolios are also issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life Contract Owners or variable annuity Contract Owners. Although the Company and KINF do not currently foresee any such disadvantages to either variable life insurance Contract Owners or variable annuity Contract Owners, the Company and the Trustees of KINF intend to monitor events in order to identify any material conflicts between such Contract Owners and to determine what action, if any, should be taken in response thereto. If the Trustees were to conclude that separate portfolios should be established for variable life and variable annuity separate accounts, the Company will bear the attendant expenses.


    If any of these substitutions or changes are made, the Company may by appropriate endorsement change the Contract to reflect the substitution or change and will notify Contract Owners of all such changes. If the Company deems it to be in the best interest of Contract Owners, and subject to any approvals that may be required under applicable law, the Variable Account or any Sub-Account(s) may be operated as a management company under the 1940 Act, may be deregistered under the 1940 Act if registration is no longer required, or may be combined with other Sub-Accounts or other separate accounts of the Company.

                                 VOTING RIGHTS

    The Company will vote Portfolio shares held by each Sub-Account in accordance with instructions received from Contract Owners and, after the Annuity Date, from the Annuitants. Each person having a voting interest in a Sub-Account will be provided with proxy materials of the Portfolio together with a form with which to give voting instructions to the Company. Shares for which no timely instructions are received will be voted in proportion to the instructions which are received. The Company will also vote shares in a Sub-Account that it owns and which are not attributable to Contracts in the same proportion. If the 1940 Act or any rules thereunder should be amended or if the present interpretation of the 1940 Act or such rules should change, and as a result the Company determines that it is permitted to vote shares in its own right, whether or not such shares are attributable to the Contract, the Company reserves the right to do so.

    The number of votes which a Contract Owner or Annuitant may cast will be determined by the Company as of the record date established by the Portfolio. During the accumulation period, the number of Portfolio shares attributable to each Contract Owner will be determined by dividing the dollar value of the Accumulation Units of the Sub-Account credited to the Contract by the net asset value of one Portfolio share. During the annuity period, the number of Portfolio shares attributable to each Annuitant will be determined by dividing the reserve held in each Sub-Account for the Annuitant's variable annuity by the net asset value of one Portfolio share. Ordinarily, the Annuitant's voting interest in the Portfolio will decrease as the reserve for the variable annuity is depleted.

                             CHARGES AND DEDUCTIONS


    Deductions under the Contracts and charges against the assets of the Sub-Accounts are described below. Other deductions and expenses paid out of the assets of the Portfolios are described in the Prospectus and SAI of KINF.


A.  Annual Charges Against Variable Account Assets.

    Mortality and Expense Risk Charge. The Company makes a charge of 0.95% on an annual basis of the daily value of each Sub-Account's assets to cover the mortality and expense risk which the Company assumes in relation to the variable portion of the Contract. The charge is imposed during both the accumulation period and the annuity payout period. The mortality risk arises from the Company's guarantee that it will make annuity benefit payments in accordance with annuity rate provisions established at the time the Contract is issued for the life of the Annuitant (or in accordance with the annuity option selected), no matter how long the Annuitant (or other payee) lives and no matter how long all Annuitants as a class live. Therefore, the mortality charge is deducted during the annuity payout phase on all contracts, including those that do not involve a life contingency, even though the Company does not bear direct mortality risk with respect to variable annuity settlement options that do not involve life contingencies. The expense risk arises from the Company's guarantee that the charges it makes will not exceed the limits described in the Contract and in this Prospectus.

    If the charge for mortality and expense risks is not sufficient to cover actual mortality experience and expenses, the Company will absorb the losses. If expenses are less than the amounts provided to the Company by the charge, the difference will be a profit to the Company. To the extent this charge results in a profit to the Company, such profit will be available for use by the Company for, among other things, the payment of distribution, sales and other expenses.

    Since mortality and expense risks involve future contingencies which are not subject to precise determination in advance, it is not feasible to identify specifically the portion of the charge which is applicable to each. The Company estimates that a reasonable allocation might be 0.55% for mortality risk and 0.40% for expense risk.

    Administrative Expense Charge. The Company assesses each Sub-Account with a daily charge at an annual rate of 0.15% of the average daily net assets of the Sub-Account. The charge is imposed during both the accumulation period and the annuity payout period. The daily Administrative Expense Charge is assessed to help defray administrative expenses actually incurred in the administration of the Sub-Account, without profits. However, there is no direct relationship between the amount of administrative expenses imposed on a given contract and the amount of expenses actually attributable to that contract.

    Deductions for the Contract Fee (described under B. Contract Fee) and for the Administrative Expense Charge are designed to reimburse the Company for the cost of administration and related expenses and are not expected to be a source of profit. The administrative functions and expense assumed by the Company in connection with the Variable Account and the Contracts include, but are not limited to, clerical, accounting, actuarial and legal services, rent, postage, telephone, office equipment and supplies, expenses of preparing and printing registration statements, expense of preparing and typesetting prospectuses and the cost of printing prospectuses not allocable to sales expense, filing and other fees.

    Other Charges -- Because the Sub-Accounts hold shares of the Portfolios, the value of the net assets of the Sub-Accounts will reflect the investment advisory fee and other expenses incurred by the Portfolios. The Prospectus and Statement of Additional Information of KINF contain additional information concerning expenses of the Portfolios.

B.  Contract Fee.

    A $35 Contract Fee currently is deducted on the Contract anniversary date and upon full surrender of the Contract when the Accumulated Value is less than $50,000. The Contract Fee is waived for Contracts issued to and maintained by the Trustee of a 401(k) plan. Where Contract value has been allocated to more than one account, a percentage of the total Contract Fee will be deducted from the Value in each account. The portion of the charge deducted from each account will be equal to the percentage which the Value in that account bears to the Accumulated Value under the Contract. The deduction of the Contract Fee from a Sub-Account will result in cancellation of a number of Accumulation Units equal in value to the percentage of the charge deducted from that account.


    Where permitted by law, the contract fee will also be waived for Contracts where both the Contract Owner and the Annuitant on the date of issue are within the following classes of individuals: employees and registered representatives of any broker-dealer which has entered into a Sales Agreement with the Company to sell the Contracts; officers, directors, trustees and employees of any of the Portfolios; investment managers or sub-advisers; and the spouses of and immediate family members residing in the same household with such eligible persons. "Immediate family members" means children, siblings, parents and grandparents.


C.  Optional Benefit Riders.

    Subject to state availability, the Company offers three optional benefit riders that may be elected by the Contract Owner. A separate monthly charge is made for each rider selected. On the last day of each month and on the date the rider is terminated, a charge equal to 1/12th of an annual rate (see table below) is made against the Accumulated Value of the Contract at that time. The charge is made through a pro-rata reduction (based on relative values) in Accumulation Units of the Sub-Accounts, of dollar amounts in the Fixed Account, and of dollar amounts in the Guarantee Period Accounts.

    The applicable charge is assessed on the Accumulated Value on the last day of each month and on the date a rider is terminated, multiplied by 1/12th of the following annual percentage rates:

Enhanced Death Benefit Rider...............................      0.25%
Living Benefits Rider......................................      0.05%
Disability Rider...........................................      0.05%

    For a description of these riders, see "Living Benefits Rider" and "Disability Rider" under "CHARGES AND DEDUCTIONS," below, and "E. Death Benefit" under "DESCRIPTION OF THE CONTRACT," below.

D.  Premium Taxes.

    Some states and municipalities impose a premium tax on variable annuity Contracts. State premium taxes currently range up to 3.5%.

    The Company makes a charge for state and municipal premium taxes, when applicable, and deducts the amount paid as a premium tax charge. The current practice of the Company is to deduct the premium tax charge in one of two ways:

    (1) if the premium tax was paid by the Company when payments were received, the premium tax charge is deducted on a pro rata basis when withdrawals are made, upon surrender of the Contract, or when annuity benefit payments begin (the Company reserves the right instead to deduct the premium tax charge for these Contracts at the time the payments are received); or

    (2)  the premium tax charge is deducted when annuity benefit payments begin.

    In no event will a deduction be taken before the Company has incurred a tax liability under applicable state law. If no amount for premium tax was deducted at the time the payment was received, but subsequently tax is determined to be due prior to the Annuity Date, the Company reserves the right to deduct the premium tax from the Contract value at the time such determination is made.

E.  Contingent Deferred Sales Charge.

    No charge for sales expense is deducted from payments at the time the payments are made. However, a contingent deferred sales charge is deducted from the Accumulated Value of the Contract in the case of surrender and/or withdrawals, or at the time annuity benefit payments begin, within certain time limits described below.

    For purposes of determining the contingent deferred sales charge, the Accumulated Value is divided into three categories: (1) New Payments -- payments received by the Company during the six years preceding the date of the surrender; (2) Old Payments -- Accumulated payments not defined as New Payments; and (3) Earnings -- the amount of Contract Value in excess of all payments that have not been previously surrendered. For purposes of determining the amount of any contingent deferred sales charge, surrenders will be deemed to be taken first from Old Payments, then from New Payments. Old Payments may be withdrawn from the Contract at any time without the imposition of a contingent deferred sales charge. If a withdrawal is attributable all or in part to New Payments, a contingent deferred sales charge may apply. An Owner may withdraw 15% of the Accumulated Value in any calendar year without assessment of a withdrawal charge. If the Owner withdraws an amount in excess of the Accumulated Value in any calendar year, the amount withdrawn in excess of 15% is subject to a Withdrawal Charge.

    Charges for Surrender and  Withdrawals. If a Contract  is surrendered or  if
New Payments are withdrawn, while the Contract is in force and before the Annuity Date, a contingent deferred sales charge may be imposed. This surrender charge will never be applied to earnings. The amount of the charge will depend upon the number of years that the New Payments, if any, to which the withdrawal is attributed have remained credited under the Contract. Amounts withdrawn are deducted first from Old Payments. Then, for the purpose of calculating surrender charges for New Payments, all amounts withdrawn are assumed to be deducted first from the earliest New Payment and then from the next earliest New Payment and so on, until all New Payments have been exhausted pursuant to the first-in-first-out ("FIFO") method of accounting. (See "FEDERAL TAX
CONSIDERATIONS" for a discussion of how withdrawals are treated for income tax purposes.)

    The Contingent Deferred Sales Charges are as follows:

                                                            Charge as
                    Years from                          Percentage of New
                 Date of Payment                       Payments Withdrawn
--------------------------------------------------  -------------------------

Less than 1 ......................................                 7%
2 ................................................                 6%
3 ................................................                 5%
4 ................................................                 4%
5 ................................................                 3%
6 ................................................                 2%
Thereafter .......................................                 0%

    The amount withdrawn equals the amount requested by the Contract Owner plus the charge, if any. The charge is applied as a percentage of the New Payments withdrawn, but in no event will the total contingent deferred sales charge exceed a maximum limit of 7% of total gross New Payments. Such total charge equals the aggregate of all applicable contingent deferred sales charges for surrender, withdrawals, and annuitization.


    Reduction or Elimination of Surrender Charge. From time to time, subject to state law, the Company may allow a reduction in or elimination of the contingent deferred sales charge, the period during which the charge applies, and/or both, or credit additional amounts on contracts when Contracts are sold to individuals or groups of individuals in a manner that reduces sales expenses. The Company will consider factors such as the following: (a) the size and type of group or class, and the persistency expected from that group or class; (b) the total amount of payments to be received and the manner in which payments are remitted;
(c) the purpose for which the Contracts are being purchased and whether that purpose makes it likely that costs and expenses will be reduced; (d) other transactions where sales expenses are likely to be reduced; or (e) the level of commissions paid to selling broker-dealers or certain financial institutions with respect to Contracts within the same group or class (for example, broker-dealers who offer this Contract in connection with financial planning services offered on a fee for service basis). The Company may also reduce or waive the contingent deferred sales charge, and/or or credit additional amounts on Contracts, where both the Contract Owner and the Annuitant on the date of issue are within the following classes of individuals ("eligible persons"): employees and registered representatives of any broker-dealer which has entered into a Sales Agreement with the Company to sell the Contract; officers, directors, trustees and employees of any of the Portfolios, investment managers or sub-advisers; and the spouses of and immediate family members of such eligible persons. "Immediate family members" means children, grandchildren, parents and grandparents.


    Any reduction or elimination in the amount or duration of the contingent deferred sales charge will not discriminate unfairly between purchasers of this Contract. The Company will not make any changes to this charge where prohibited by law.

    Withdrawal Without Surrender Charge. In each calendar year, including the calendar year in which the Contract is issued, the Company will waive the contingent deferred sales charge, if any, on an amount ("Withdrawal Without Surrender Charge") equal to the greater of (1) or (2):

Where (1) is:

    15% of the Accumulated Value as of the Valuation Date coincident with or next following the date of receipt of the request for withdrawal, reduced by the total amount of any prior withdrawals made in the same calendar year to which no contingent deferred sales charge was applied.

Where (2) is:

    The amount calculated under the Company's life expectancy distribution (see "LED Distributions," below) whether or not the withdrawal was part of such distribution (applies only if Annuitant is also an Owner)

    For example, an 81 year old Owner/Annuitant with an Accumulated Value of $15,000 would have a Free Withdrawal Amount of $2,250, which is equal to the greater of:

    (1)  15% of Accumulated Value ($2,250); or

    (2)  LED distribution of 10.2% of Accumulated Value ($1,530).


    The Withdrawal Without Surrender Charge will first be deducted from Cumulative Earnings. If the Withdrawal Without Surrender Charge exceeds Cumulative Earnings, the excess amount will be deemed withdrawn from payments not previously withdrawn on a last-in-first-out ("LIFO") basis. If more than one withdrawal is made during the year, on each subsequent withdrawal the Company will waive the contingent deferred sales charge, if any, until the entire Withdrawal Without Surrender Charge has been withdrawn. Amounts withdrawn from a Guarantee Period Account prior to the end of the applicable Guarantee Period will be subject to a Market Value Adjustment.


    Living Benefits Rider. For a separate monthly charge, an optional Living Benefits Rider may be elected at the time of application for the Contract. Under this rider, the Surrender Charge will be waived if the Contract Owner (or the Annuitant if the Contract Owner is not a person), is:

    (a) admitted to a "medical care facility" after the issue date of the Contract and remains confined there until the later of one year after the issue date or 90 consecutive days;

    (b) first diagnosed by a licensed "physician" as having a "fatal illness" after the issue date of the Contract; or (c) commencing one year after issue of the Contract, is confined to a hospice or receives home health care services, with certification from a licensed physician that the confinement to the hospice or receipt of home health care services is expected to continue until death.

    For purposes of the above provision, "medical care facility" means any state licensed facility (or, in a state that does not require licensing) a facility that is operating pursuant to state law, providing medically necessary inpatient care which is prescribed by a licensed "physician" in writing and based on physical limitations which prohibit daily living in a non-institutional setting; "fatal illness" means a condition diagnosed by a licensed physician which is expected to result in death within two years of the diagnosis; and "physician" means a person other than the Owner, Annuitant or a member of one of their families who is state licensed to give medical care or treatment and is acting within the scope of that license.

    Where contingent deferred sales charges have been waived under either of the two situations discussed above, no additional payments under this Contract will be accepted.

    On the last day of each month and on the date the rider is terminated, a charge equal to 1/12th of an annual rate of 0.05% is made against the Accumulated Value of the Contract at that time. The charge is made through a pro-rata reduction in Accumulation Units of the Subaccounts, of dollar amounts in the Fixed Account, and of dollar amounts in the Guarantee Period Accounts, based on relative values.

    Disability Rider. For a separate monthly charge, an optional Disability Rider may be elected at the time of application for the Contract. Under this rider, the Surrender Charge will be waived if the Contract Owner (or the Annuitant if the Contract Owner is not a person), is physically disabled after the issue date of the Contract and before attaining age 65. The Company may require proof of continuing disability, including written confirmation of receipt and approval of any claim for Social Security Disability Benefits, and reserves the right to obtain an examination by a licensed physician of its choice and at its expense.

    Where contingent deferred sales charges have been waived under this rider, no additional payments under this Contract will be accepted.

    On the last day of each month and on the date the rider is terminated, a charge equal to 1/12th of an annual rate of 0.05% is made against the Accumulated Value of the Contract at that time. The charge is made through a pro-rata reduction in Accumulation Units of the Subaccounts, of dollar amounts in the Fixed Account, and of dollar amounts in the Guarantee Period Accounts, based on relative values.

    LED Distributions. Prior to the Annuity Date a Contract Owner who is also the Annuitant may elect to make a series of systematic withdrawals from the Contract according to a life expectancy distribution ("LED") option, by returning a properly signed LED request form to the Company's Principal Office. The LED option permits the Contract Owner to make systematic withdrawals from the Contract over his or her lifetime. The amount withdrawn from the Contract changes each year, because life expectancy changes each year that a person lives. For example, actuarial tables indicate that a person age 70 has a life expectancy of 16 years, but a person who attains age 86 has a life expectancy of another 6.5 years.

    If a Contract Owner elects the LED option, in each calendar year a fraction of the Accumulated Value is withdrawn based on the Contract Owner's then life expectancy. The numerator of the fraction is 1 (one) and the denominator of the fraction is the remaining life expectancy of the Contract Owner, as determined annually by the Company. The resulting fraction, expressed as a percentage, is applied to the Accumulated Value at the beginning of the year to determine the amount to be distributed during the year. The Contract Owner may elect monthly, bimonthly, quarterly, semiannual, or annual distributions, and may terminate the LED option at any time. The Contract Owner may also elect to receive distributions under an LED option which is determined on the joint life expectancy of the Contract Owner and a beneficiary. The Company may also offer other systematic withdrawal options.

    If a Contract Owner makes withdrawals under the LED distribution prior to age 59 1/2, the withdrawals may be treated by the IRS as premature distributions from the Contract. The payments would then be taxed on an "income first" basis, and be subject to a 10% federal tax penalty. For more information, see "FEDERAL TAX CONSIDERATIONS," "B. Taxation of the Contracts in General." The LED will cease on the Annuity Date.

    Surrenders. In the case of a complete surrender, the amount received by the Contract Owner is equal to the entire Accumulated Value under the Contract, net of the applicable contingent deferred sales charge on New Payments, the Contract Fee and any applicable tax withholding and adjusted for any applicable Market Value

Adjustment. Subject to the same rules applicable to withdrawals, the Company will not assess a contingent deferred sales charge on an amount equal to the greater of the Withdrawal Without Surrender Charge Amount, described above, or the life expectancy distribution, if applicable.

    Where a Contract Owner who is a trustee under a pension plan surrenders, in whole or in part, a Contract on a terminating employee, the trustee will be permitted to reallocate all or a part of the total Accumulated Value under the Contract to other contracts issued by the Company and owned by the trustee, with no deduction for any otherwise applicable contingent deferred sales charge. Any such reallocation will be at the unit values for the Sub-Accounts as of the valuation date on which a written, signed request is received at the Company's Principal Office.

    For further information on surrender and withdrawals, including minimum limits on amount withdrawn and amount remaining under the Contract in the case of withdrawals, and important tax considerations, see "Surrender" and
"Withdrawals" under "DESCRIPTION OF CONTRACT" and see "FEDERAL TAX CONSIDERATIONS."

    Charge at the Time Annuity Benefit Payments Begin. If any commutable period certain option or a non-commutable period certain option for less than ten years is chosen, a contingent deferred sales charge will be deducted from the Accumulated Value of the Contract if the Annuity Date occurs at any time when the surrender charge would still apply had the Contract been surrendered on the Annuity Date. (See discussion of Period Certain Variable Annuity under "I -- Description of Variable Annuity Options."

    No contingent deferred sales charge is imposed at the time of annuitization in any Contract year under an option involving a life contingency or for any non-commutable period certain option for 10 years or more. However, a Market Value Adjustment may apply. See "Guarantee Period Accounts."

    If an owner of a fixed annuity Contract issued by the Company wishes to elect a variable annuity option, the Company may permit such owner to exchange, at the time of annuitization, the fixed Contract for a Contract offered in this Prospectus. The proceeds of the fixed Contract, minus any contingent deferred sales charge applicable under the fixed Contract if a period certain option is chosen, will be applied towards the variable annuity option desired by the owner. The number of Annuity Units under the option will be calculated using the Annuity Unit values as of the 15th of the month preceding the Annuity Date.

F.  Transfer Charge.

    The Company currently makes no charge for processing transfers. The Company guarantees that the first twelve transfers in a Contract Year will be free of transfer charge, but reserves the right to assess a charge, guaranteed never to exceed $25, for each subsequent transfer in a Contract Year.

    The Contract Owner may have automatic transfers of at least $100 a month made on a periodic basis (a) to one or more of the Sub-Accounts from the Fixed Account or from the Sub-Accounts which invest in the Money Market Portfolio or the Government Securities Portfolio or (b) in order to reallocate or rebalance Contract Value among the Sub-Accounts. The first automatic transfer and all subsequent transfers of that request in the same contract year count as one transfer towards the twelve transfers which are guaranteed to be free of a transfer charge in each contract year. For more information, see "The Contract Transfer Privilege."

                          DESCRIPTION OF THE CONTRACT

    The Contracts are designed for use in connection with several types of retirement plans as well as for sale to individuals. Participants under such plans, as well as Contract Owners, Annuitants, and beneficiaries, are cautioned that the rights of any person to any benefits under such Contracts may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contracts.

    The Contracts offered by this Prospectus may be purchased from certain independent broker-dealers, including representatives of Allmerica Investments, Inc., the Principal Underwriter which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. ("NASD").


    Contract Owners may direct any inquiries to Annuity Customer Services, First Allmerica Financial Life Insurance Company, 440 Lincoln Street, Worcester, Massachusetts 01653, 800-782-8380.


A.  Payments.

    The Company's underwriting requirements, which include receipt of the initial payment and allocation instructions by the Company at its Principal Office, must be met before a Contract can be issued. These requirements may also include the proper completion of an application; however, where permitted, the Company may issue a contract without completion of an application for certain classes of annuity contracts. Payments are to be made payable to the Company. A net payment is equal to the payment received less the amount of any applicable premium tax.

    The initial net payment will be credited to the Contract as of the date that all issue requirements are properly met. If all issue requirements are not complied with within five business days of the Company's receipt of the initial payment, the payment will be returned unless the Owner specifically consents to the holding of the initial payment until completion of any outstanding issue requirements. Subsequent payments will be credited as of the Valuation Date received at the Principal Office.

    Payments are not limited as to frequency and number, but there are certain limitations as to amount. Currently, the initial payment must be at least $2,000. Under a salary deduction or monthly automatic payment plan, the minimum initial payment is $167. In all cases, each subsequent payment must be at least $100. Where the contribution on behalf of an employee under an employer-sponsored retirement plan is less than $600 but more than $300 annually, the Company may issue a contract on the employee, if the plan's average annual contribution per eligible plan participant is at least $600. The minimum allocation to a Guarantee Period Account is $1,000. If less than $1,000 is allocated to a Guarantee Period Account, the Company reserves the right to apply that amount to the Money Market Portfolio.

    Payments will be allocated among the accounts in the same proportion that the initial net payment is allocated, or, if subsequently changed, according to the most recent allocation instructions. Any portion of the initial net payment and of additional net payments received during the contracts's first 15 days measured from the date of issue, allocated to any Sub-Account and/or any Guarantee Period Account, will be held in the Money Market Portfolio until the end of the fifteen day period. Thereafter, these amounts will be allocated as requested.

    The Contract Owner may change allocation instructions for new payments pursuant to a written or telephone request. If telephone requests are elected by the Contract Owner, a properly completed authorization must be on file before telephone requests will be honored. The Company will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses due to unauthorized or fraudulent instructions. The procedures the Company follows for transactions initiated by telephone include requirements that callers on behalf of a Contract Owner identify themselves by name and identify the Annuitant by name, date of birth and social security number. All transfer instructions by telephone are tape recorded.

B.  Transfer Privilege.

    At any time prior to the Annuity Date a Contract Owner may have amounts transferred among all accounts. Transfer values will be effected at the Accumulation Value next computed after receipt of the transfer order. The Company will make transfers pursuant to written or telephone requests. As discussed in "A. Payments," a properly completed authorization form must be on file before telephone requests will be honored.

    Transfers to a Guarantee Period Account must be at least $1,000. If the amount to be transferred to a Guarantee Period Account is less than $1,000, the Company may transfer that amount to the Sub-Account which invests in the Money Market Portfolio.


C.  Dollar Cost Averaging and Automatic Rebalancing Options.



    The Contract Owner may have automatic transfers of at least $100 a month made on a periodic basis (a) from the Sub-Accounts which invest in the Money Market Portfolio or the Government Securities Portfolio or from the Fixed Account to one or more of the other Sub-Accounts ("Dollar Cost Averaging") or
(b) in order to reallocate or rebalance Contract Value among the Sub-Accounts ("Automatic Rebalancing Option"). The first automatic transfer and all subsequent transfers of that request in the same contract year count as one transfer towards the twelve transfers which are guaranteed to be free of a transfer in each contract year.



    Currently, the Company makes no charge for transfers. The first twelve (12) transfers in a Contract year are guaranteed to be free of any charge. For each subsequent transfer in a Contract year the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing transfers. The Dollar Cost Averaging Option and the Automatic Rebalancing Option may not be in effect at the same time.



D.  Surrender.



    At any time prior to the Annuity Date, a Contract Owner may surrender the Contract and receive its Accumulated Value, less applicable charges and adjusted for any Market Value Adjustment ("Surrender Amount"). The Contract Owner must return the Contract and a signed, written request for surrender, satisfactory to the Company, to the Company's Principal Office. The amount payable to the Contract Owner upon surrender will be based on the Contract's Accumulated Value as of the Valuation Date on which the request and the Contract are received at the Company's Principal Office.


    Before the Annuity Date, a contingent deferred sales charge may be deducted when a Contract is surrendered if payments have been credited to the Contract during the last six full contract years. See "CHARGES AND DEDUCTIONS." The Contract Fee will be deducted upon surrender of the Contract.

    After the Annuity Date, only Contracts under which future annuity benefit payments are limited to a specified period (as specified in the Period Certain Annuity Option ) may be surrendered. The Surrender Amount is the commuted value of any unpaid installments, computed on the basis of the assumed interest rate incorporated in such annuity benefit payments. No contingent deferred sales charge is imposed after the Annuity Date.

    Any amount surrendered is normally payable within seven days following the Company's receipt of the surrender request. The Company reserves the right to defer surrenders and withdrawals of amounts in each Sub-

Account in any period during which (1) trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays, (2) the SEC has by order permitted such suspension, or
(3) an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of each separate account is not reasonably practicable.

    The right is reserved by the Company to defer surrenders and withdrawals of amounts allocated to the Company's Fixed Account and Guarantee Period Accounts for a period not to exceed six months.

    The surrender rights of Contract Owners who are participants under Section 403(b) plans or who are participants in the Texas Optional Retirement Program (Texas ORP) are restricted; see "FEDERAL TAX CONSIDERATIONS," "I. Public School Systems and Certain Tax Exempt Organizations" and "J. Texas Optional Retirement Program."

    For important tax consequences which may result from surrender, see "FEDERAL TAX CONSIDERATIONS."


E.  Withdrawals.


    At any time prior to the Annuity Date, a Contract Owner may withdraw a portion of the Accumulated Value of his or her Contract, subject to the limits stated below. The Contract Owner must file a signed, written request for withdrawals, satisfactory to the Company, at the Company's Principal Office. The written request must indicate the dollar amount the Contract Owner wishes to receive and the accounts from which such amount is to be withdrawn. The contract value following the withdrawal will reflect an amount withdrawn equal to the amount requested by the Contract Owner plus any applicable contingent deferred sales charge, as described under "CHARGES AND DEDUCTIONS." In addition, amounts withdrawn from a Guarantee Period Account prior to the end of the applicable Guarantee Period will be subject to a Market Value Adjustment, as described under "GUARANTEE PERIOD ACCOUNTS."

    Where allocations have been made to more than one account, a percentage of the withdrawal may be allocated to each such account. A withdrawal from a Sub-Account will result in cancellation of a number of units equivalent in value to the amount withdrawn, computed as of the Valuation Date that the request is received at the Company's principal office.

    Each withdrawal must be in a minimum amount of $100. No withdrawal will be permitted if the Accumulated Value remaining under the Contract would be reduced to less than $1,000. Withdrawals will be paid in accordance with the time limitations described under "Surrender."

    After the Annuity Date, only Contracts under which future variable annuity benefit payments are limited to a specified period may be withdrawn. A withdrawal after the Annuity Date will result in cancellation of a number of Annuity Units equivalent in value to the amount withdrawn.

    For important restrictions on withdrawals which are applicable to Contract Owners who are participants under Section 403(b) plans or under the Texas ORP, see "FEDERAL TAX CONSIDERATIONS," "I. Public School Systems and Certain Tax Exempt Organizations" and "J. Texas Optional Retirement Program."

    For important tax consequences which may result from withdrawals, see "FEDERAL TAX CONSIDERATIONS."

F.  Death Benefit.


    If the Annuitant dies (or a Contract Owner predeceases the Annuitant) prior to the Annuity Date while the Contract is in force, the Company will pay the Beneficiary a Death Benefit, except where the Contract continues as provided in "F. THE SPOUSE OF THE CONTRACT OWNER AS BENEFICIARY."

    Standard Death Benefit. Upon death of the Annuitant (including an Owner who is also the Annuitant), the standard Death Benefit is equal to the greater of

    (a) the Accumulated Value under the Contract increased for any positive Market Value Adjustment, or

    (b) the sum of the gross payments reduced proportionately to reflect withdrawals. For each withdrawal, the proportionate reduction is calculated as the Death Benefit under this option immediately prior to the withdrawal multiplied by the withdrawal amount and divided by the Accumulated Value immediately prior to the withdrawal.

    Enhanced Death Benefit Rider. At the time of application for the Contract, the Contract Owner may elect an optional Enhanced Death Benefit Rider. Under the Enhanced Death Benefit Rider, if the annuitant dies before the Annuity Date, the Death Benefit will be the greatest of

    (a)  the   Accumulated  Value   increased  by  any   positive  Market  Value
         Adjustment; or

    (b) gross payments, reduced proportionately to reflect withdrawals. For each withdrawal, the proportionate reduction is calculated as the Death Benefit under this option immediately prior to the withdrawal multiplied by the withdrawal amount and divided by the Accumulated Value immediately prior to the withdrawal; or

    (c) the Death Benefit that would have been payable on the most recent contract anniversary, increased for subsequent payments, and decreased proportionately for subsequent withdrawals.

    A separate charge is made for an optional Enhanced Death Benefit Rider. On the last day of each month and on the date the Rider is terminated, a charge equal to 1/12th of an annual rate of 0.25% is made against the Accumulated Value of the Contract at that time. The charge is made through a pro-rata reduction (based on relative values) of Accumulation Units in the Sub-Accounts, of dollar amounts in the Fixed Account, and of dollar amounts in the Guarantee Period Accounts.

    Under either Death Benefit, if an Owner who is not also the Annuitant dies before the Annuity Date, the Death Benefit will be the Accumulated Value increased by any positive Market Value Adjustment. The Death Benefit will never be reduced by a negative Market Value Adjustment.

    Payment of Death Benefit. The Death Benefit will generally be paid to the Beneficiary in one sum within 7 days of the receipt of due proof of death unless the Owner has specified a Death Benefit annuity option. Instead, the Beneficiary may, by Written Request, elect to:

    (a) defer distribution of the Death Benefit for a period no more than 5 years from the date of death; or

    (b) receive a life annuity or an annuity for a period certain not extending beyond the Beneficiary's life expectancy. Annuity benefit payments must begin within one year from the date of death.

    If distribution of the Death Benefit is deferred under (a) or (b), any value in the Guarantee Period Accounts will be transferred to the Sub-Account investing in the Money Market Portfolio. The excess, if any, of the Death

Benefit over the Accumulated Value will also be added to the Money Market Portfolio. The Beneficiary may, by Written Request, effect transfers and withdrawals during the deferral period and prior to annuitization under (b), but may not make additional payments. If there are multiple Beneficiaries, the consent of all is required.

    If the Annuitant's death occurs on or after the Annuity Date but before the completion of all guaranteed annuity benefit payments, any unpaid amounts or installments will be paid to the Beneficiary. The Company must pay the remaining payments at least as rapidly as under the payment option in effect on the date of the Annuitant's death.

    With respect to any Death Benefit, the Accumulated Value under the Contract will be based on the unit values next computed after due proof of the Annuitant's death has been received at the Company's Principal Office. If the beneficiary elects to receive the Death Benefit in one sum, the Death Benefit will be paid within seven business days. If the beneficiary has not elected an annuity option within one year from the date notice of death is received by the Company, the Company will pay the Death Benefit in one sum. The Death Benefit will reflect any earnings or losses experienced during the period and any withdrawals.


G.  The Spouse of the Contract Owner as Beneficiary.


    The Contract Owner's spouse, if named as the sole primary beneficiary, may by written request continue the Contract in lieu of receiving the amount payable upon death of the Contract Owner. Upon such election, the spouse will become the Owner and Annuitant subject to the following: (a) any value in the Guarantee Period Accounts will be transferred to the Money Market Sub-Account; (b) the excess, if any, of the Death Benefit over the Contract's Accumulated Value will also be added to the Money Market Sub-Account. Additional payments may be made; however, a surrender charge will apply to these amounts. All other rights and benefits provided in the Contract will continue, except that any subsequent spouse of such new Contract Owner will not be entitled to continue the Contract upon such new Owner's death.


H.  Assignment.


    The Contracts, other than those sold in connection with certain qualified plans, may be assigned by the Contract Owner at any time prior to the Annuity Date and while the Annuitant is alive (see "FEDERAL TAX CONSIDERATIONS"). The Company will not be deemed to have knowledge of an assignment unless it is made in writing and filed at the Principal Office. The Company will not assume responsibility for determining the validity of any assignment. If an assignment of the Contract is in effect on the Annuity Date, the Company reserves the right to pay to the assignee, in one sum, that portion of the Surrender Value of the Contract to which the assignee appears to be entitled. The Company will pay the balance, if any, in one sum to the Contract Owner in full settlement of all liability under the Contract. The interest of the Contract Owner and of any beneficiary will be subject to any assignment.


I.  Electing the Form of Annuity and the Annuity Date.


    Subject to certain restrictions described below, the Contract Owner has the right (1) to select the annuity option under which annuity benefit payments are to be made, and (2) to determine whether payments are to be made on a fixed basis, a variable basis, or a combination fixed and variable basis. Annuity benefit payments are determined according to the annuity tables in the Contract, by the annuity option selected, and by the investment performance of the Account(s) selected.

    To the extent a fixed annuity payout is selected, Accumulated Value will be transferred to the Fixed Account of the Company, and the annuity benefit payments will be fixed in amount. See APPENDIX A, "MORE INFORMATION ABOUT THE FIXED ACCOUNT."

    Under a variable annuity, a payment equal to the value of the fixed number of Annuity Units in the Sub-Account(s) is made monthly, quarterly, semiannually or annually. Since the value of an Annuity Unit in a Sub-Account will reflect the investment performance of the Sub-Account, the amount of each annuity benefit payment will vary.

    The annuity option selected must produce an initial payment of at least $50 (a lower amount may be required in some states). The Company reserves the right to increase this minimum amount. If the annuity option(s) selected does not produce an initial payment which meet this minimum, a single payment will be made. Once the Company begins making annuity benefit payments, the Annuitant cannot make withdrawals or surrender the annuity benefit, except in the case where future annuity benefit payments are limited to a "period certain." Only beneficiaries entitled to receive remaining payments for a "'period certain" may elect to instead receive a lump sum settlement.


    The Annuity Date is selected by the Contract Owner. To the extent permitted in your state, the Annuity Date may be the first day of any month (a) before the Annuitant's 85th birthday, if the Annuitant's age at the date of issue of the Contract is 75 or under, or (b) within 10 years from the date of issue of the Contract and before the Annuitant's 90th birthday, if the Annuitant's age at the date of issue is between 76 and 90. The Contract Owner may elect to change the Annuity Date by sending a request to the Company's Principal Office at least one month before the new Annuity Date. The new Annuity Date must be the first day of any month occurring before the Annuitant's 90th birthday and must be within the life expectancy of the Annuitant. The Company shall determine such life expectancy at the time a change in Annuity Date is requested. The Code and the terms of qualified plans impose limitations on the age at which annuity benefit payments may commence and the type of annuity option selected. See "FEDERAL TAX CONSIDERATIONS" for further information.


    If the Contract Owner does not elect otherwise, a variable life annuity with periodic payments for 10 years guaranteed will be purchased. Changes in either the Annuity Date or annuity option can be made up to one month prior to the Annuity Date.

I.  Description of Variable Annuity Options.

    The Company provides the variable annuity options described below. Currently, Variable annuity options may be funded through the Sub-Accounts investing in the Investment Grade Bond, Value+Growth, Horizon 10+ and Horizon 5 Portfolios. The Company also provides these same options funded through the Fixed Account (fixed-amount annuity option). Regardless of how payments were allocated during the accumulation period, any of the variable annuity options or the fixed-amount options may be selected, or any of the variable annuity options may be selected in combination with any of the fixed-amount annuity options. Other annuity options may be offered by the Company.

    Variable Life Annuity with Payments Guaranteed for 10 years. This variable annuity is payable periodically during the lifetime of the payee with the guarantee that if the payee should die before all payments have been made, the remaining annuity benefit payments will continue to the beneficiary.

    Variable Life Annuity payable periodically during the lifetime of the payee only. It would be possible under this option for the Annuitant to receive only one annuity benefit payment if the Annuitant dies prior to the due date of the second annuity benefit payment, two annuity benefit payments if the Annuitant dies before the due date of the third annuity benefit payment, and so on. However, payments will continue during the lifetime of the payee, no matter how long the payee lives.

    Unit Refund Variable Life Annuity. This is an annuity payable periodically during the lifetime of the payee with the guarantee that if (1) exceeds (2) then periodic variable annuity benefit payments will continue to the beneficiary until the number of such payments equals the number determined in (1).

    Where:

    (1) is the dollar amount of the Accumulated Value divided by the dollar amount of the first payment, and

    (2) is the number of payments paid prior to the death of the payee,

    Joint and Survivor Variable Life Annuity -- This variable annuity is payable jointly to two payees during their joint lifetime, and then continues thereafter during the lifetime of the survivor. The amount of each payment to the survivor is based on the same number of Annuity Units which applied during the joint lifetime of the two payees. One of the payees must be either the person designated as the Annuitant in the Contract or the beneficiary. There is no minimum number of payments under this option.

    Joint and Two-thirds Survivor Variable Life Annuity -- This variable annuity is payable jointly to two payees during their joint lifetime, and then continues thereafter during the lifetime of the survivor. However, the amount of each periodic payment to the survivor is based upon two-thirds of the number of Annuity Units which applied during the joint lifetime of the two payees. One of the payees must be the person designated as the Annuitant in the Contract or the beneficiary. There is no minimum number of payments under this option.

    Period Certain Variable Annuity -- This variable annuity has periodic payments for a stipulated number of years ranging from one to thirty. This option may be commutable, that is, the payee reserves the right to receive a lump sum in place of installments, or it becomes non-commutable. The payee must reserve this right at the time benefits begin.

    It should be noted that the Period Certain Option does not involve a life contingency. In the computation of the payments under this option, the charge for annuity rate guarantees, which includes a factor for mortality risks, is made. Although not contractually required to do so, the Company currently follows a practice of permitting persons receiving payments under the Period Certain Option to elect to convert to a variable annuity involving a life contingency. The Company may discontinue or change this practice at any time, but not with respect to election of the option made prior to the date of any change in this practice. See "FEDERAL TAX CONSIDERATIONS" for a discussion of the possible adverse tax consequences of selecting a Period Certain Option.

J.  Norris Decision.

    In the case of Arizona Governing Committee v. Norris, the United States Supreme Court ruled that, in connection with retirement benefit options offered under certain employer-sponsored employee benefit plans, annuity options based on sex-distinct actuarial tables are not permissible under Title VII of the Civil Rights Act of 1964. The ruling requires that benefits derived from contributions paid into a plan after August 1, 1983 be calculated without regard to the sex of the employee. Annuity benefits attributable to payments received by the Company under a Contract issued in connection with an employer-sponsored benefit plan affected by the Norris decision will be based on the greater of (1) the Company's unisex Non-Guaranteed Current Annuity Option Rates or (2) the guaranteed unisex rates described in such Contract, regardless of whether the Annuitant is male or female.

K.  Computation of Values and Annuity Benefit Payments.

    The Accumulation Unit. Each net payment is allocated to the account(s) selected by the Contract Owner. Allocations to the Sub-Accounts are credited to the Contract in the form of Accumulation Units. Accumulation Units are credited separately for each Sub-Account. The number of Accumulation Units of each Sub-Account credited to the Contract is equal to the portion of the net payment allocated to the Sub-Account, divided by the dollar value of the applicable Accumulation Unit as of the Valuation Date the payment is received in good order at the Company's Principal Office. The number of Accumulation Units resulting from each payment will remain fixed unless changed by a subsequent split of Accumulation Unit value, a transfer, a withdrawal, or surrender. The dollar value of an Accumulation Unit of each Sub-Account varies from Valuation Date to Valuation Date based on the investment experience of that Sub-Account and will reflect the investment performance, expenses and charges of its Portfolios. The value of an Accumulation Unit was set at $1.00 on the first Valuation Date for each Sub-Account.

    Allocations to Guarantee Period Accounts and the Fixed Account are not converted into Accumulation Units, but are credited interest at a rate periodically set by the Company. See Appendix B.

    The Accumulated Value under the Contract is determined by (1) multiplying the number of Accumulation Units in each Sub-Account by the value of an Accumulation Unit of that Sub-Account on the Valuation Date, (2) adding the products, and (3) adding the amount of the accumulations in the Fixed Account and Guarantee Period Accounts, if any.

    Net Investment Factor. The Net Investment Factor is an index that measures the investment performance of a Sub-Account from one Valuation Period to the next. This factor is equal to 1.000000 plus the result from dividing (a) by (b) and subtracting (c) and (d) where:

    (a) is the investment income of a Sub-Account for the Valuation Period, including realized or unrealized capital gains and losses during the Valuation Period, adjusted for provisions made for taxes, if any;

    (b) is the value of that Sub-Account's assets at the beginning of the Valuation Period;

    (c) is a charge for mortality and expense risks equal to 0.95% on an annual basis of the daily value of the Sub-Account's assets, and

    (d) is an administrative charge of 0.15% on an annual basis of the daily value of the Sub-Account's assets.

    The dollar value of an Accumulation Unit as of a given Valuation Date is determined by multiplying the dollar value of the corresponding Accumulation Unit as of the immediately preceding Valuation Date by the appropriate net investment factor.


    For an illustration of Accumulation Unit calculation using a hypothetical example see "ANNUITY PAYMENTS" in the SAI.


    The Annuity Unit. On and after the Annuity Date the Annuity Unit is a measure of the value of the Annuitant's monthly annuity benefit payments under a variable annuity option. The value of an Annuity Unit in each Sub-Account initially was set at $1.00. The value of an Annuity Unit under a Sub-Account on any Valuation Date thereafter is equal to the value of such unit on the immediately preceding Valuation Date, multiplied by the product of (1) the net investment factor of the Sub-Account for the current Valuation Period and (2) a factor to adjust benefits to neutralize the assumed interest rate. The assumed interest rate, discussed below, is incorporated in the variable annuity options offered in the Contract.

    Determination of the First and Subsequent Annuity Benefit Payments. The first periodic annuity benefit payment is based upon the Accumulated Value as of a date not more than four weeks preceding the date that the first annuity benefit payment is due. Variable annuity benefit payments are due on the first of a month, which is the date the payment is to be received by the annuitant, and are currently based on unit values as of the 15th day of the preceding month..


    The Contract provides annuity rates which determine the dollar amount of the first periodic payment under each form of annuity for each $1,000 of applied value. For Life Option and Noncommutable Period Certain Options of 10 or more years, the annuity value is the Accumulated Value less any premium taxes and adjusted for any Market Value Adjustment. For commutable period certain options or any period certain option less than 10 years, the value is surrender value less any premium tax. For a Death Benefit annuity, the annuity value will be the amount of the Death Benefit. The annuity rates in the Contract are based on a modification of the 1983(a) Individual Mortality Table.

    The amount of the first monthly payment depends upon the form of annuity selected, the sex (however, see "J. Norris Decision") and age of the Annuitant and the value of the amount applied under the annuity option. The variable annuity options offered by the Company are based on a 3 1/2% assumed interest rate. Variable payments are affected by the assumed interest rate used in calculating the annuity option rates. Variable annuity benefit payments will increase over periods when the actual net investment result of the
Sub-Account(s) funding the annuity exceeds the equivalent of the assumed interest rate for the period. Variable annuity benefit payments will decrease over periods when the actual net investment result of the respective Sub-Account is less than the equivalent of the assumed interest rate for the period.

    The dollar amount of the first periodic annuity benefit payment under life annuity options and non-commutable period certain options of 10 years or more is determined by multiplying (1) the Accumulated Value applied under that option (after application of any Market Value Adjustment and less premium tax, if any) divided by $1,000, by (2) the applicable amount of the first monthly payment per $1,000 of value. For commutable period certain options and any period certain option of less than 10 years, the Surrender Value less premium taxes, if any, is used rather than the Accumulated Value. The dollar amount of the first variable annuity benefit payment is then divided by the value of an Annuity Unit of the selected Sub-Account(s) to determine the number of Annuity Units represented by the first payment. This number of Annuity Units remains fixed under all annuity options except the joint and two-thirds survivor annuity option. For each subsequent payment, the dollar amount of the variable annuity benefit payment is determined by multiplying this fixed number of Annuity Units by the value of an Annuity unit on the applicable Valuation Date.

    After the first benefit payment, the dollar amount of each periodic variable annuity benefit payment will vary with subsequent variations in the value of the Annuity Unit of the selected Sub-Account(s). The dollar amount of each fixed amount annuity benefit payment is fixed and will not change, except under the joint and two-thirds survivor annuity option.

    The Company may from time to time offer its Contract Owners both fixed and variable annuity rates more favorable than those contained in the Contract. Any such rates will be applied uniformly to all Contract Owners of the same class.


    For an illustration of variable annuity benefit payment calculation using a hypothetical example, see "ANNUITY PAYMENTS" in the SAI.

                           GUARANTEE PERIOD ACCOUNTS

    Due to certain exemptive and exclusionary provisions in the securities laws, interests in the Guarantee Period Accounts and the Company's Fixed Account are not registered as an investment company under the provisions of the Securities Act of 1933 or the Investment Company Act of 1940. Accordingly, the staff of the Commission has not reviewed the disclosures in this Prospectus relating to the Guarantee Period Accounts or the Fixed Account. Nevertheless, disclosures regarding the Guarantee Period Accounts and the Fixed Account of this annuity Contract or any benefits offered under these accounts may be subject to the provisions of the Securities Act of 1933 relating to the accuracy and completeness of statements made in the Prospectus.

    Investment Options. In most jurisdictions, there are currently nine Guarantee Periods available under this Contract with durations of two, three, four, five, six, seven, eight, nine and ten years. Each Guarantee Period Account established for the Contract Owner is accounted for separately in a non-unitized segregated account. Each Guarantee Period Account provides for the accumulation of interest at a Guaranteed Interest Rate. The Guaranteed Interest Rate on amounts allocated or transferred to a Guarantee Period Account is determined from time-to-time by the Company in accordance with market conditions; however, once an interest rate is in effect for a Guarantee Period Account, the Company may not change it during the duration of the Guarantee Period. In no event will the Guaranteed Interest Rate be less than 3%.

    To the extent permitted by law, the Company reserves the right at any time to offer Guarantee Periods with durations that differ from those which were available when a Contract was initially issued and to stop accepting new allocations, transfers or renewals to a particular Guarantee Period.


    Contract Owners may allocate net payments or make transfers from any of the Sub-Accounts, the Fixed Account or an existing Guarantee Period Account to establish a new Guarantee Period Account at any time prior to the Annuity Date. Transfers from a Guarantee Period Account on any date other than on the day following the expiration of that Guarantee Period will be subject to a Market Value Adjustment. The Company establishes a separate investment account each time the Contract Owner allocates or transfers amounts to a Guarantee Period Account except that amounts allocated to the same Guarantee Period on the same day will be treated as one Guarantee Period Account. The minimum that may be allocated to establish a Guarantee Period Account is $1,000. If less than $1,000 is allocated, the Company reserves the right to apply that amount to the Money Market Portfolio. The Contract Owner may allocate amounts to any of the Guarantee Periods available.



    At least 45 days, but not more than 75 days prior to the end of a Guarantee Period, the Company will notify the Contract Owner in writing of the expiration of that Guarantee Period. At the end of a Guarantee Period the Owner may transfer amounts to the Sub-Accounts, the Fixed Account or establish a new Guarantee Period Account of any duration then offered by the Company without a Market Value Adjustment. If reallocation instructions are not received at the Principal Office before the end of a Guarantee Period, the account value will be automatically applied to a new Guarantee Period Account with the same duration unless (1) less than $1,000 would remain in the Guarantee Period Account on the expiration date, or (2) unless the Guarantee Period would extend beyond the Annuity Date or is no longer available. In such cases, the Guarantee Period Account value will be transferred to the Money Market Portfolio. Where amounts have been automatically renewed in a new Guarantee Period, it is the Company's current practice to give the Owner an additional 30 days to transfer out of the Guarantee Period Account without application of a Market Value Adjustment.


    Market Value Adjustment. No Market Value Adjustment will be applied to transfers, withdrawals, or a surrender from a Guarantee Period Account on the expiration of its Guarantee Period. In addition, no negative Market Value Adjustment will be applied to a Death Benefit although a positive Market Value Adjustment, if any, will be applied to increase the value of the Death Benefit when based on the Contract's Accumulated Value. See "Death Benefit". A Market Value Adjustment will apply to all other transfers, withdrawals, or a surrender. Amounts applied under an annuity option are treated as withdrawals when calculating the Market Value Adjustment. The Market Value Adjustment will be determined by multiplying the amount taken from each Guarantee Period Account before deduction of any Surrender Charge by the market value factor. The market value factor for each Guarantee Period Account is equal to:

                             [(1+i)/(1+j)]n/365 -1

where:

        i is the Guaranteed Interest Rate  expressed as a decimal (for  example:
          3% = 0.03) being credited to the current Guarantee Period;

        j is the new Guaranteed Interest Rate, expressed as a decimal, for a Guarantee Period with a duration equal to the number of years remaining in the current Guarantee Period, rounded to the next higher number of whole years. If that rate is not available, the Company will use a suitable rate or index allowed by the Department of Insurance; and

        n is the number of days remaining from the Effective Valuation Date to the end of the current Guarantee Period.

    If the  Guaranteed  Interest Rate  being  credited  is lower  than  the  new
Guaranteed Interest Rate, the Market Value Adjustment will decrease the Guarantee Period Account value. Similarly, if the Guaranteed Interest Rate being credited is higher than the new Guaranteed Interest Rate, the Market Value Adjustment will increase the Guarantee Period Account value. The Market Value Adjustment will never result in a change to the value more than the interest earned in excess of the Minimum Guarantee Period Account Interest Rate (see Specifications page) compounded annually from the beginning of the current Guarantee Period. For examples of how the Market Value Adjustment works, See Appendix B.


    Program to Protect Principal and Provide Growth Potential. Under this feature, the Owner elects a Guarantee Period and one or more Sub-Accounts. The Company will then compute the proportion of the initial payment that must be allocated to the Guarantee Period selected, assuming no transfers or withdrawals, in order to ensure that on the last day of the Guarantee Period it will equal the amount of the entire initial payment. The required amount will then be allocated to the pre-selected Guarantee Period Account and the balance of the initial payment will be allocated among the other investment options selected by the Owner as described in "A. Payments."



    Withdrawals. Prior to the Annuity Date, the Contract Owner may make withdrawals of amounts held in the Guarantee Period Accounts. Withdrawals from these accounts will be made in the same manner and be subject to the same rules as set forth under "Withdrawals" and "Surrender." In addition, the following provisions also apply to withdrawals from a Guarantee Period Account: a) a Market Value Adjustment will apply to all withdrawals, including Withdrawals Without Surrender Charge, unless made at the end of the Guarantee Period; and b) the Company reserves the right to defer payments of amounts withdrawn from a Guarantee Period Account for up to six months from the date it receives the withdrawal request. If deferred for 30 days or more, the Company will pay interest on the amount deferred at a rate of at least 3%.


    In the event that a Market Value Adjustment applies to a withdrawal of a portion of the value of a Guarantee Period Account, it will be calculated on the amount requested and deducted or added to the amount remaining in the Guarantee Period Account. If the entire amount in a Guarantee Period Account is requested, the adjustment will be made to the amount payable. If a Contingent Deferred Sales Charge applies to the withdrawal, it will be calculated as set forth under "Contingent Deferred Sales Charge" after application of the Market Value Adjustment.

                           FEDERAL TAX CONSIDERATIONS

    The effect of federal income taxes on the value of a Contract, on withdrawals or surrenders, on annuity benefit payments, and on the economic benefit to the Contract Owner, Annuitant, or beneficiary depends upon a variety of factors. The following discussion is based upon the Company's understanding of current federal income tax laws as they are interpreted as of the date of this Prospectus. No representation is made regarding the likelihood of continuation of current federal income tax laws or of current interpretations by the Internal Revenue Service (IRS).

    It should be recognized that the following discussion of federal income tax aspects of amounts received under variable annuity Contracts is not exhaustive, does not purport to cover all situations and is not intended as tax advice. A qualified tax adviser should always be consulted with regard to the application of law to individual circumstances.

    The Company intends to make a charge for any effect which the income, assets, or existence of the Contracts, the Variable Account or the Sub-Accounts may have upon its tax. The Variable Account presently is not subject to tax, but the Company reserves the right to assess a charge for taxes should the Variable Account at any time become subject to tax. Any charge for taxes will be assessed on a fair and equitable basis in order to preserve equity among classes of Contract Owners and with respect to each separate account as though that separate account were a separate taxable entity.


    The Variable Account is considered a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under subchapter L of the Code. The Company files a consolidated tax return with its affiliates.


    The Internal Revenue Service has issued regulations relating to the diversification requirements for variable annuity and variable life insurance contracts under Section 817(h) of the Code. The regulations provide that the investments of a segregated asset account underlying a variable annuity contract are adequately diversified if no more than 55% of the value of its assets is represented by any one investment, no more than 70% by any two investments, no more than 80% by any three investments, and no more than 90% by any four investments. If the investments are not adequately diversified, the income on a contract, for any taxable year of the Contract Owner, would be treated as ordinary income received or accrued by the Contract Owner. It is anticipated that the Portfolios will comply with the diversification requirements.

A.  Qualified and Non-Qualified Contracts.

    From a  federal  tax viewpoint  there  are  two types  of  variable  annuity
Contracts, "qualified" Contracts and "non-qualified" Contracts. A qualified Contract is one that is purchased in connection with a retirement plan which meets the requirements of Sections 401, 403, 408, or 457 of the Code, while a non-qualified Contract is one that is not purchased in connection with one of the indicated retirement plans. The tax treatment for certain withdrawals or surrenders will vary according to whether they are made from a qualified Contract or a non-qualified Contract. For more information on the tax provisions applicable to qualified Contracts, see Sections D through J, below.

B.  Taxation of the Contracts in General.

    The Company believes that the Contracts described in this Prospectus will, with certain exceptions (see K below), be considered annuity contracts under
Section 72 of the Code. This section provides for the taxation of annuities. The following discussion concerns annuities subject to Section 72. Section 72(e)(11)(A)(ii) requires that all non-qualified deferred annuity contracts issued by the same insurance company to the same Contract Owner during the same calendar year be treated as a single contract in determining taxable distributions under Section 72(e).

    With certain exceptions, any increase in the Accumulated Value of the Contract is not taxable to the Contract Owner until it is withdrawn from the Contract. If the Contract is surrendered or amounts are withdrawn prior to the Annuity Date, withdrawal of any investment gain in value over the cost basis of the Contract would be taxed as ordinary income. Under the current provisions of the Code, amounts received under a non-qualified Contract prior to the Annuity Date (including payments made upon the death of the Annuitant or Contract Owner), or as non-periodic payments after the Annuity Date, are generally first attributable to any investment gains credited to the Contract over the taxpayer's basis (if any) in the Contract. Such amounts will be treated as income subject to federal income taxation.

    A 10% penalty tax may be imposed on the withdrawal of investment gains if the withdrawal is made prior to age 59 1/2. The penalty tax will not be imposed after age 59 1/2, or if the withdrawal follows the death of the Contract Owner (or, if the Contract Owner is not an individual, the death of the primary Annuitant, as defined in the Code), or in the case of the "total disability" (as defined in the Code) of the Owner. Furthermore, under Section 72 of the Code, this penalty tax will not be imposed, irrespective of age, if the amount received is one of a series of "substantially equal" periodic payments made at least annually for the life or life expectancy of the payee. This requirement is met when the Contract Owner elects to have distributions made over the Contract Owner's life expectancy, or over the joint life expectancy of the Contract Owner and beneficiary. The requirement that the amount be paid out as one of a series of "substantially equal" periodic payments is met when the number of units withdrawn to make each distribution is substantially the same.

    In a Private Letter Ruling, the IRS took the position that where distributions from a variable annuity contract were determined by amortizing the accumulated value of the contract over the taxpayer's remaining life expectancy (such as under the Contract's life expectancy distribution ("LED") option), and the option could be changed or terminated at any time, the distributions failed to qualify as part of a "series of substantially equal payments" within the meaning of Section 72 of the Code. The distributions were therefore subject to the 10% federal penalty tax. This Private Letter Ruling may be applicable to a Contract Owner who receives distributions under the LED option prior to age 59 1/2. Subsequent private letter rulings, however, have treated LED-type withdrawal programs as effectively avoiding the 10% penalty tax. The position of the IRS on this issue is unclear.

    If the Contract Owner transfers (assigns) the Contract to another individual as a gift prior to the Annuity Date, the Code provides that the Contract Owner will incur taxable income at the time of the transfer. An exception is provided for certain transfers between spouses. The amount of taxable income upon such taxable transfer is equal to the excess, if any, of the Surrender Value of the Contract over the Contract Owner's cost basis at the time of the transfer. The transfer is also subject to federal gift tax provisions. Where the Contract Owner and Annuitant are different persons, the change of ownership of the Contract to the Annuitant on the Annuity Date, as required under the Contract, is a gift and will be taxable to the Contract Owner as such; however, the Contract Owner will not incur taxable income. Instead, the Annuitant will incur taxable income upon receipt of annuity benefit payments as discussed below.

    When annuity benefit payments are commenced under the Contract, generally a portion of each payment may be excluded from gross income. The excludable portion is generally determined by a formula that establishes the ratio that the cost basis of the Contract bears to the expected return under the Contract. The portion of the payment in excess of this excludable amount is taxable as ordinary income. Once all cost basis in the Contract is recovered, the entire payment is taxable. If the Annuitant dies before cost basis is recovered, a deduction for the difference is allowed on the Annuitant's final tax return.

C.  Tax Withholding and Penalties.

    The Code requires withholding with respect to payments or distributions from nonqualified contracts and IRAs, unless a taxpayer elects not to have withholding. A 20% withholding requirement applies to distributions from most other qualified contracts. In addition, the Code requires reporting to the IRS of the amount of income received with respect to payment or distributions from annuities.

    In certain situations, the Code provides for a tax penalty if, prior to death, disability or attainment of age 59 1/2, a Contract Owner makes a withdrawal or receives any amount under the Contract, unless the distribution is in the form of a life annuity (including life expectancy distributions). The penalty is 10% of the amount includible in income by the Contract Owner.

    The tax treatment of certain withdrawals or surrenders of the non-qualified Contracts offered by this Prospectus will vary according to whether the amount withdrawn or surrendered is allocable to an investment in the Contract made before or after certain dates.

D.  Provisions Applicable to Qualified Employer Plans.

    The tax rules applicable to qualified employer plans, as defined by the Code, vary according to the type of plan and the terms and conditions of the plan itself. Therefore, the following is general information about the use of the Contracts with various types of qualified plans. The rights of any person to any benefits under such qualified plans will be subject to the terms and conditions of the qualified plans themselves regardless of the terms and conditions of the Contract.

    A loan to a participant or beneficiary from plans qualified under Sections 401 and 403 or an assignment or pledge of an interest in such a plan is generally treated as a distribution. This general rule does not apply to loans which contain certain repayment terms and do not exceed a specified maximum amount, as required under Section 72(p).

E. Qualified Employee Pension and Profit Sharing Trusts and Qualified Annuity Plans.

    When an employee (including a self-employed individual) or one or more of the employee's beneficiaries receives a "lump sum" distribution (a distribution from a qualified plan described in Code Section 401(a) within one taxable year equal to the total amount payable with respect to such an employee) the taxable portion of such distribution may qualify for special treatment under a special five-year income averaging provision of the Code. The employee must have had at least 5 years of participation under the plan, and the lump sum distribution must be made after the employee has attained age 59 1/2 or on account of his or her death, separation from the employer's service (in the case of a common-law employee) or disability (in the case of a self-employed individual). Such treatment can be elected for only one taxable year once the individual has reached age 59 1/2. An employee who attained age 50 before January 1, 1986 may elect to treat part of the taxable portion of a lump-sum distribution as long-term capital gains and may also elect 10-year averaging instead of five-year averaging.

    The Company can provide prototype plans for certain of the pension or profit sharing plans for review by your legal counsel. For information, ask your financial representative.

F.  Self-Employed Individuals

    The Self-Employed Individuals Tax Retirement Act of 1962, as amended, frequently referred to as "H.R. 10", allows self-employed individuals and partners to establish qualified pension and profit sharing trusts and annuity plans to provide benefits for themselves and their employees.

    These plans generally are subject to the same rules and requirements applicable to corporate qualified plans, with some special restrictions imposed on "owner-employees." An "owner-employee" is an employee who (1) owns the entire interest in an unincorporated trade or business, or (2) owns more than 10% of either the capital interest or profits interest in a partnership.

G.  Individual Retirement Account Plans

    Any individual who earns "compensation" (as defined in the Code and including alimony payable under a court decree) from employment or self-employment, whether or not he or she is covered by another qualified plan, may establish an Individual Retirement Account or Annuity plan ("IRA") for the accumulation of retirement savings on a tax-deferred basis. Income from investments is not included in "compensation." The assets of an IRA may be invested in, among other things, annuity Contracts including the Contracts offered by this Prospectus.

    Contributions to the IRA may be made by the individual or on behalf of the individual by an employer. IRA contributions may be deductible up to the lesser of (1) $2,000 or (2) 100% of compensation. The deduction is reduced proportionately for adjusted gross income between $40,000 and $50,000 (between $25,000 and $35,000 for unmarried taxpayers and between $0 and $10,000 for a married taxpayer filing separately) if the taxpayer and his or her spouse file a joint return and either is an active participant in an employer sponsored retirement plan.


    An  individual  and  a  working  spouse  each  may  have  an  IRA  with  the above-described limit on each. For the 1996 tax year an individual with an IRA may establish an additional IRA for a non-working spouse if they file a joint return. Contributions to the two IRAs together are deductible up to the lesser of $2,250 or 100% of compensation. Effective for the 1997 tax year and thereafter, an individual may establish a spousal IRA if the spouse's compensation is less than the individual's and they file a joint return. The maximum contribution to the two IRA's is the lesser of $4,000 or 100% of combined income.


    No deduction is allowed for contributions made for the year in which the individual attains age 70 1/2 and years thereafter. Contributions for that year and for years thereafter will result in certain adverse tax consequences.

    Non-deductible contributions may be made to IRAs until the year in which the individual attains age 70 1/2. Although these contributions may not be deducted, taxes on their earnings are deferred until the earnings are distributed. The maximum permissible non-deductible contribution is $2,000 for an individual taxpayer and $2,250 for a taxpayer and non-working spouse. These limits are reduced by the amount of any deductible contributions made by the taxpayer.

    Contributions may be made with respect to a particular year until the due date of the individual's federal income tax return for that year, not including extensions. However, for reporting purposes, the Company will regard contributions as being applicable to the year made unless it receives notice to the contrary.

    All annuity benefit payments and other distributions under an IRA will be taxed as ordinary income unless the owner has made non-deductible contributions. In addition, a minimum level of distributions must begin no later than April 1 following the year in which the individual attains age 70 1/2, and failure to make adequate distributions at this time may result in certain adverse tax consequences to the individual.

    Distributions from all of an individual's IRAs are treated as if they were a distribution from one IRA and all distributions during the same taxable year are treated as if they were one distribution. An individual who makes a non-deductible contribution to an IRA or receives a distribution from an IRA during the taxable year must provide certain information on the individual's tax return to enable the IRS to determine the proportion of the IRA balance which represents non-deductible contributions. If the required information is provided, that part of the amount withdrawn which is proportionate to the individual's aggregate non-deductible contributions over the aggregate balance of all of the individual's IRAs, is excludable from income.

    Distributions which are a return of a non-deductible contribution are non-taxable, as they represent a return of basis. If the required information is not provided to the IRS, distributions from an IRA to which both deductible and non-deductible contributions have been made are presumed to be fully taxable.

H.  Simplified Employee Pensions.

    Employers may  establish Simplified  Employee Pensions  ("SEPs") under  Code
Section 408(k) if certain requirements are met. A SEP is an IRA to which the employer contributes under a written formula. Currently, a SEP may accept employer contributions each year up to $30,000 or 15% of compensation (as defined), whichever is less. To establish SEPs the employer must make a contribution for every employee age 21 and over who has performed services for the employer for at least three of the five immediately preceding calendar years and who has earned at least $300 for the year. SEP contributions for employees over age 70 1/2 are permissible.

    The employer's contribution is excluded from the employee's gross income for the taxable year for which it was made up to the $30,000/15% limit. In addition to the employer's contribution, the employee may contribute 100% of the employee's earned income, up to $2,000, to the SEP, but such contributions will be subject to the rules described above in "G. Individual Retirement Account Plans."

    These plans are subject to the general employer's deduction limitations applicable to all corporate qualified plans.

I.  Public School Systems and Certain Tax-Exempt Organizations.

    Under the provisions of Section 403(b) of the Code, payments made for annuity Contracts purchased for employees under annuity plans adopted by public school systems and certain organizations which are tax exempt under Section 501(c)(3) of the Code are excludable from the gross income of such employees to the extent that the aggregate payments for such annuity Contracts in any year do not exceed the maximum contribution permitted under the Code.

    A Contract qualifying under Section 403(b) of the Code must provide that withdrawals or other distributions attributable to salary reduction contributions (including earnings thereon) may not begin before the employee attains age 59 1/2, separates from service, dies, or becomes disabled. In the case of hardship a Contract Owner may withdraw amounts contributed by salary reduction, but not the earnings on such amounts. Even though a distribution may be permitted under these rules (e.g., for hardship or after separation from service), it may nonetheless be subject to a 10% penalty tax as a premature distribution, in addition to income tax. The distribution restrictions are effective for years beginning after December 31, 1988, but only with respect to amounts that were not held under the Contract as of that date.

J.  Texas Optional Retirement Program.

    Under a Code Section 403(b) annuity contract issued as a result of participation in the Texas Optional Retirement Program, distributions may not be received except in the case of the participant's death, retirement or termination of employment in the Texas public institutions of higher education. These restrictions are imposed by reason of an opinion of the Texas Attorney General interpreting the Texas laws governing the Optional Retirement Program.

K.  Section 457 Plans for State Governments and Tax-Exempt Entities.

    Code Section 457 allows employees of a state, one of its political subdivisions, or certain tax-exempt entities to participate in eligible government deferred compensation plans. An eligible plan, by its terms, must not allow deferral of more than $7,500 or 33 1/3% of a participant's includible compensation for the taxable year, whichever is less. Includible compensation does not include amounts excludable under the eligible deferred compensation plan or amounts paid into a Code Section 403(b) annuity. The amount a participant may defer must be reduced dollar-for-dollar by elective deferrals under a SEP, 401(k) plan or a deductible employee contribution to a 501(c)(18) plan. Under eligible deferred compensation plans the state, political subdivision, or tax-exempt entity will be owner of the Contract.

    If an employee also participates in another eligible plan or contributes to a Code Section 403(b) annuity, a single limit of $7,500 will be applied for all plans. Additionally, the employee must designate how much of the $7,500 or 33 1/3% limitation will be allocated among the various plans. Contributions to an eligible plan will serve to reduce the maximum exclusion allowance for a Code
Section 403(b) annuity. Amounts received by employees under such plans generally are includible in gross income in the year of receipt.

L.  Non-individual Owners.

    Non-individual Owners (e.g., a corporation) of deferred annuity contracts generally will be currently taxed on any increase in the cash surrender value of the deferred annuity attributable to contributions made after February 28, 1986. This rule does not apply to immediate annuities or to deferred annuities held by a qualified pension plan, an IRA, a 403(b) plan, estates, employers with respect to terminated pension plans, or a nominee or agent holding a contract for the benefit of an individual. Corporate-owned annuities may result in exposure to the alternative minimum tax, to the extent that income on the annuities increases the corporation's adjusted current earnings.

                                    REPORTS

    A Contract Owner is sent a report semi-annually which states certain financial information about the Portfolios. The Company will also furnish an annual report to the Contract Owner containing a statement of his or her account, including unit values and other information as required by applicable law, rules and regulations.

                        LOANS (QUALIFIED CONTRACTS ONLY)

    Loans are available to owners of TSA contracts (i.e. contracts issued under Section 403(b) of the Internal Revenue Code) and to contracts issued to plans qualified under Sections 401(a) and 401(k) of the Code. Loans are subject to provisions of the Code and to applicable qualified retirement plan rules. Tax advisors and plan fiduciaries should be consulted prior to exercising loan privileges.

    Loaned amounts will first be withdrawn from Sub-Account and Fixed Account values on a pro-rata basis until exhausted. Thereafter, any additional amounts will be withdrawn from the Guarantee Period Accounts (pro-rata by duration and LIFO (last-in, first-out) within each duration), subject to any applicable Market Value

Adjustments. The maximum loan amount will be determined under the Company's maximum loan formula. The minimum loan amount is $1,000. Loans will be secured by a security interest in the contract and the amount borrowed will be transferred to a loan asset account within the Company's General Account, where it will accrue interest at a specified rate below the then-current loan rate. Generally, loans must be repaid within five years or less and repayments must be made quarterly and in substantially equal amounts. Repayments will be allocated pro-rata in accordance with the most recent payment allocation, except that any allocations to a Guarantee Period Account will instead be allocated to the Money Market Portfolio.

                  CHANGES IN OPERATION OF THE VARIABLE ACCOUNT

    The Company reserves the right, subject to compliance with applicable law and to the provisions of the Participation Agreements to (1) transfer assets from any Separate Account or Sub-Account to another of the Company's variable accounts or Sub-Accounts having assets of the same class, (2) to operate the variable account or any Sub-Account as a management investment company under the 1940 Act or in any other form permitted by law, (3) to deregister the Variable Account under the 1940 Act in accordance with the requirements of the 1940 Act,
(4) to substitute the shares of any other registered investment company for the Portfolio shares held by a Sub-Account, in the event that Portfolio shares are unavailable for investment, or if the Company determines that further investment in such Portfolio shares is inappropriate in view of the purpose of the Sub-Account, (5) to change the methodology for determining the net investment factor, and (6) to change the names of the Variable Account or of the Sub-Accounts. In no event will the changes described above be made without notice to Contract Owners in accordance with the 1940 Act.

                                  DISTRIBUTION

    The Contracts offered by the Prospectus may be purchased from certain independent broker-dealers, including representatives of Allmerica Investments, Inc. (the Principal Underwriter) which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. ("NASD").

    The Company pays commissions not to exceed 6.0% of payments to broker-dealers which sell the Contracts. Alternative commission schedules are available with lower initial commission amounts based on payments, plus ongoing annual compensation of up to 1% of contract value. To the extent permitted by NASD rules, promotional incentives or payments may also be provided to such broker-dealers based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contracts, including the recruitment and training of personnel, production of promotional literature, and similar services.

    The Company intends to recoup commissions and other sales expenses through a combination of anticipated contingent deferred sales charges and profits from the Company's General Account. Commissions paid on the Contracts, including additional incentives or payments, do not result in any additional charge to Contract Owners or to the Variable Account. Any contingent deferred sales charges assessed on a Contract will be retained by the Company.

    Contract Owners may direct any inquiries to their financial representative or to Allmerica Investments, Inc., 440 Lincoln Street, Worcester, Massachusetts 01653, 800-782-8380.

                                 LEGAL MATTERS

    There are no legal proceedings pending to which the Variable Account is a party.

                              FURTHER INFORMATION

    A Registration Statement under the Securities Act of 1933 relating to this offering has been filed with the Securities and Exchange Commission. Certain portions of the Registration Statement and amendments have been omitted in this Prospectus pursuant to the rules and regulations of the Commission. The omitted information may be obtained from the Commission's principal office in Washington, D.C., upon payment of the Commission's prescribed fees.

                                   APPENDIX A
                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

    Because of exemption and exclusionary provisions in the securities laws, interests in the Fixed Account are not generally subject to regulation under the provisions of the Securities Act of 1933 or the Investment Company Act of 1940. Disclosures regarding the fixed portion of the annuity contract and the Fixed Account may be subject to the provisions of the Securities Act of 1933 concerning the accuracy and completeness of statements made in the Prospectus. The disclosures in this APPENDIX A have not been reviewed by the Securities and Exchange Commission.

    The Fixed Account is made up of all of the general assets of the Company other than those allocated to the separate account. Allocations to the Fixed Account become part of the assets of the Company and are used to support insurance and annuity obligations. A portion or all of net payments may be allocated to accumulate at a fixed rate of interest in the Fixed Account. Such net amounts are guaranteed by the Company as to principal and a minimum rate of interest. Under the Contracts, the minimum interest which may be credited on amounts allocated to the Fixed Account is 3% compounded annually. Additional "Excess Interest" may or may not be credited at the sole discretion of the Company.

    If a Contract is surrendered, or if an Excess Amount is withdrawn, while the Contract is in force and before the Annuity Date, a contingent deferred sales charge is imposed if such event occurs before the payments attributable to the surrender or withdrawal have been credited to the Contract less than six full contract years.

                                   APPENDIX B
               SURRENDER CHARGES AND THE MARKET VALUE ADJUSTMENT

PART 1: SURRENDER CHARGES

    Full Surrender -- Assume a Payment of $50,000 is made on the Date of Issue and no additional Payments are made. Assume there are no withdrawals and that the free withdrawal amount is equal to 15% of the current Account Value. The table below presents examples of the surrender charge resulting from a full surrender of the Contract Owner's Account, based on Hypothetical Accumulated Values.

           Hypothetical       Free         Surrender
 Account    Accumulated    Withdrawal       Charge       Surrender
  Year         Value         Amount       Percentage       Charge
---------  -------------  ------------  ---------------  ----------

        1     54,000.00       8,100.00            7%       3,213.00
        2     58,320.00       8,748.00            6%       2,974.32
        3     62,985.60       9,447.84            5%       2,500.00
        4     68,024.45      10,203.67            4%       2,000.00
        5     73,466.40      11,019.96            3%       1,500.00
        6     79,343.72      11,901.56            2%       1,000.00
        7     85,691.21      12,853.68            0%           0.00

    Withdrawal -- Assume a Payment of $50,000 is made on the Date of Issue and no additional Payments are made. Assume that the free withdrawal amount is equal to 15% of the current Account Value and there are withdrawals as detailed below. The table below presents examples of the surrender charge resulting from withdrawals from the Contract Owner's Account, based on Hypothetical Accumulated Values.

           Hypothetical                     Free         Surrender
 Account    Accumulated                  Withdrawal       Charge        Surrender
  Year         Value       Withdrawal      Amount       Percentage       Charge
---------  -------------  ------------  ------------  ---------------  -----------
        1     54,000.00           0.00      8,100.00            7%           0.00
        2     58,320.00           0.00      8,748.00            6%           0.00
        3     62,985.60           0.00      9,447.84            5%           0.00
        4     68,024.45      30,000.00     10,203.67            4%         791.85
        5     41,066.40      10,000.00      6,159.96            3%         115.20
        6     33,551.72       5,000.00      5,032.76            2%           0.00
        7     30,835.85      10,000.00      4,625.38            0%           0.00

PART 2: MARKET VALUE ADJUSTMENT

The market value factor is:                   [(1+i)/(1+j)]n/365-1

The following examples assume:

        1. The Payment was allocated to a ten year Guarantee Period Account with a guaranteed interest rate of 8%.
        2. The date of surrender is seven years (2555 days) from the expiration date.
        3. The value of the Guarantee Period Account is equal to $62,985.60 at the end of three years.
        4. No transfers or withdrawals affecting this Guarantee Period Account have been made.
        5. Surrender charges, if any, are calculated in the same manner as shown in the examples in Part 1.

Negative Market Value Adjustment (Uncapped)

Assume that on the date of surrender, the current rate (j) is 10.00% or 0.10

The market value factor       =  [(1+i)/(1+j)]n/365-1
                              =  [(1+.08)/(1+.10)]2555/365-1
                              =  (.98182)7-1
                              =  -.12054
The market value adjustment   =  the market value factor multiplied by the withdrawal
                              =  -.12054X$62,985.60
                              =  -$7,592.11

Positive Market Value Adjustment (Uncapped)

Assume that on the date of surrender, the current rate (j) is 7.00% or 0.07

The market value factor       =  [(1+i)/(1+j)]n/365-1
                              =  [(1+.08)/(1+.07)]2555/365-1
                              =  (1.0093)7-1
                              =  .06694
The market value adjustment   =  the market value factor multiplied by the withdrawal
                              =  .06694X$62,985.60
                              =  $4,216.26

Negative Market Value Adjustment (Capped)

Assume that on the date of surrender, the current rate (j) is 11.00% or 0.11

The market value factor       =  [(1+i)/(1+j)]n/365-1
                              =  [(1+.08)/(1+.11)]2555/365-1
                              =  (.97297)7-1
                              =  -.17454
The market value adjustment   =  Minimum of the market value factor multiplied by the withdrawal or the negative of the excess interest earned over 3%
                              =  Minimum of (-.17454*$62,985.60 or -$8,349.25)
                              =  Minimum of (-$10,993.51 or -$8,349.25)
                              =  -$8,349.25

Positive Market Value Adjustment (Capped)

Assume that on the date of surrender, the current rate (j) is 6.00% or 0.06

The market value factor       =  [(1+i)/(1+j)]n/365-1
                              =  [(1+.08)/(1+.06)]2555/365-1
                              =  (1.01887)7-1
                              =  .13981
The market value adjustment   =  Minimum of the market value factor multiplied by the withdrawal or the excess interest earned over 3%
                              =  Minimum of (.13981X$62,985.60 or $8,349.25)
                              =  Minimum of ($8,806.02 or $8,349.25)
                              =  $8,349.25

                                   APPENDIX C
                               THE DEATH BENEFIT

PART 1: DEATH OF THE ANNUITANT -- WITHOUT ENHANCED DEATH BENEFIT RIDER Death Benefit Assuming No Withdrawals

Assume a Payment of $50,000 is made on the Date of Issue and no additional Payments are made. Assume there are no withdrawals. The table below presents examples of the Death Benefit based on the Hypothetical Accumulated Value.

                          Hypothetical
           Hypothetical      Market                                                Hypothetical
            Accumulated       Value         Death         Death         Death         Death
  Year         Value       Adjustment    Benefit (a)   Benefit (b)   Benefit (c)     Benefit
---------  -------------  -------------  ------------  ------------  ------------  ------------

        1     53,000.00          0.00       53,000.00     50,000.00     50,000.00     53,000.00
        2     53,530.00        500.00       54,030.00     50,000.00     53,000.00     54,030.00
        3     58,883.00          0.00       58,883.00     50,000.00     54,030.00     58,883.00
        4     52,994.70        500.00       53,494.70     50,000.00     58,883.00     58,883.00
        5     58,294.17          0.00       58,294.17     50,000.00     58,883.00     58,883.00
        6     64,123.59        500.00       64,623.59     50,000.00     58,883.00     64,623.59
        7     70,535.95          0.00       70,535.95     50,000.00     64,623.59     70,535.95
        8     77,589.54        500.00       78,089.54     50,000.00     70,535.95     78,089.54
        9     85,348.49          0.00       85,348.49     50,000.00     78,089.54     85,348.49
       10     93,883.34          0.00       93,883.34     50,000.00     85,348.49     93,883.34

Death Benefit (a) is the Accumulated Value increased by any positive Market Value Adjustment.

Death Benefit (b) is the gross payments reduced proportionately to reflect withdrawals.

Death Benefit (c) is the death benefit that would have been payable on the most recent contact anniversary, increased for subsequent payments, and decreased proportionately for subsequent withdrawals.

The  Hypothetical Death Benefit is equal to  the greatest of Death Benefits (a),
(b), or (c).

PART 2: DEATH OF THE ANNUITANT -- WITHOUT ENHANCED DEATH BENEFIT RIDER Death Benefit Assuming Withdrawals

Assume a $50,000 payment is made on the Date of Issue and no additional Payments are made. Assume there are withdrawals as detailed in the table below. The table below presents examples of the Death Benefit based on the Hypothetical Accumulated Values.

                                        Hypothetical
           Hypothetical                    Market                                                Hypothetical
            Accumulated     Partial         Value         Death         Death         Death         Death
  Year         Value       Withdrawal    Adjustment    Benefit (a)   Benefit (b)   Benefit (c)     Benefit
---------  -------------  ------------  -------------  ------------  ------------  ------------  ------------
        1     53,000.00           0.00         0.00       53,000.00     50,000.00     50,000.00     53,000.00
        2     53,530.00           0.00       500.00       54,030.00     50,000.00     53,000.00     54,030.00
        3      3,883.00      50,000.00         0.00        3,883.00      3,297.22      3,562.97      3,887.00
        4      3,494.70           0.00       500.00        3,994.70      3,297.22      3,883.00      3,994.70
        5      3,844.17           0.00         0.00        3,844.17      3,297.22      3,994.70      3,994.70
        6      4,228.59           0.00       500.00        4,728.59      3,297.22      3,994.70      4,728.59
        7      4,651.45           0.00         0.00        4,651.45      3,297.22      4,728.59      4,728.59
        8      5,116.59           0.00       500.00        5,616.59      3,297.22      4,728.59      5,616.59
        9      5,628.25           0.00         0.00        5,628.25      3,297.22      5,616.59      5,628.25
       10        691.07       5,000.00         0.00          691.07        368.05        628.25        691.07

Death Benefit (a) is the Accumulated Value increased by any positive Market Value Adjustment.

Death Benefit (b) is the gross payments reduced proportionately to reflect withdrawals.

Death Benefit (c) is the death benefit that would have been payable on the most recent contract anniversary, increased for subsequent payments, and decreased proportionately for subsequent withdrawals.

The  Hypothetical Death Benefit is equal to  the greatest of Death Benefits (a),
(b), or (c).

Death of Owner Who Is Not the Annuitant

Assume a payment of $50,000 is made on the Date of Issue and no additional Payments are made. Assume there are no withdrawals and that the Death Benefit Effective Annual Yield is equal to 5%. The table below presents examples of the Death Benefit based on the Hypothetical Accumulated Values.

                          Hypothetical
           Hypothetical      Market      Hypothetical
            Accumulated       Value         Death
  Year         Value       Adjustment      Benefit
---------  -------------  -------------  ------------
        1     53,000.00          0.00       53,000.00
        2     53,530.00        500.00       54,030.00
        3     58,883.00          0.00       58,883.00
        4     52,994.70        500.00       53,494.70
        5     58,294.17          0.00       58,294.17
        6     64,123.59        500.00       64,623.59
        7     70,535.95          0.00       70,535.95
        8     77,589.54        500.00       78,089.54
        9     85,348.49          0.00       85,348.49
       10     93,883.34          0.00       93,883.34

The Hypothetical Death Benefit is the Accumulated Value increased by any positive Market Value Adjustment.

                   FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                         STATEMENT OF ADDITIONAL INFORMATION

                                         FOR

 FLEXIBLE PAYMENT DEFERRED VARIABLE AND FIXED ANNUITY CONTRACTS FUNDED THROUGH

                                   SUB-ACCOUNTS OF


                                 SEPARATE ACCOUNT KGC



THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS.  IT SHOULD BE
READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE VARIABLE ACCOUNT DATED
DECEMBER __, 1996, ("THE PROSPECTUS"). THE PROSPECTUS MAY BE OBTAINED FROM ALLMERICA INVESTMENTS, INC., 440 LINCOLN STREET, WORCESTER, MASSACHUSETTS 01653,
(800) 782-8380.



                               DATED DECEMBER __, 1996

                         STATEMENT OF ADDITIONAL INFORMATION

                                  TABLE OF CONTENTS


GENERAL INFORMATION AND HISTORY . . . . . . . . . . . . . . . . . . .   2

TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT AND THE
COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2

SERVICES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3

UNDERWRITERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3

ANNUITY PAYMENTS. . . . . . . . . . . . . . . . . . . . . . . . . . .   4

PERFORMANCE INFORMATION . . . . . . . . . . . . . . . . . . . . . . .   5

TAX-DEFERRED ACCUMULATION . . . . . . . . . . . . . . . . . . . . . .   7

FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . . . . .   7


                           GENERAL INFORMATION AND HISTORY

Separate Account KGC ("Variable Account") is a separate investment account of First Allmerica Financial Life Insurance Company ("Company") authorized by vote of the Board of Directors on June 13, 1996. Its Principal Office is located at 440 Lincoln Street, Worcester, Massachusetts 01653, Telephone 508-855-1000. The Company is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance of Massachusetts. In addition, the Company is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate. On October 13, 1995, the Company converted from a mutual life insurance company to a stock life insurance company and adopted its present name. At that time the Company also became a wholly-owbed subsidiary of Allmerica Financial Corporation, 440 Lincoln Street, Worcester, Massachusetts 01653.

As of December 31, 1995 the Company and its subsidiaries had over $11 billion in combined assets and over $35.2 billion in life insurance in force.

Each Sub-Account invests in a corresponding investment portfolio of Kemper Investors Fund ("the Fund"), a series type mutual fund registered with the Securities and Exchange Commission (the "SEC") as an open-end, diversified management investment company. Currently, 14 Sub-Accounts of the Variable Account are available under the Contracts. The Money Market Portfolio, Total Return Portfolio, High Yield Portfolio, Growth Portfolio, Government Securities Portfolio, International Portfolio, Small Cap Growth Portfolio, Investment Grade Bond Portfolio, Value Portfolio, Small Cap Value Portfolio, Value+Growth Portfolio, Horizon 20+Portfolio, Horizon 10+Portfolio, and Horizon 5 Portfolio. Each Portfolio available under the Contracts has its own investment objectives and certain attendant risks.

                          TAXATION OF THE CONTRACT, VARIABLE
                               ACCOUNT AND THE COMPANY

The Company currently imposes no charge for taxes payable in connection with the Contract, other than for state and local premium taxes and similar assessments when applicable. The Company reserves the right to impose a charge for any other taxes that may become payable in the future in connection with the Contracts or the Variable Account.

The Variable Account is considered to be a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under subchapter L of the Internal Revenue Code (the "Code") and files a consolidated tax return with its parent and affiliated companies.

The Company reserves the right to make a charge for any effect which the income, assets, or existence of Contracts or the Variable Account may have upon its tax. Such charge for taxes, if any, will be assessed on a fair and equitable basis in order to preserve equity among classes of Contract Owners. The Variable Account presently is not subject to tax.

                                       SERVICES

CUSTODIAN OF SECURITIES. The Company serves as custodian of the assets of the Variable Account. Trust shares owned by the Sub-Accounts are held on an open account basis. A Sub-Account's ownership of Trust shares is reflected on the records of the Trust and not represented by any transferable stock certificates.

EXPERTS. The financial statements of the Company as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, included in this Statement of Additional Information constituting part of the Registration Statement, have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the Company included herein should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts.

                                     UNDERWRITERS

Allmerica Investments, Inc., ("Allmerica Investments, Inc.") a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (NASD), serves as principal underwriter for the Contracts pursuant to a contract with the Company and the Separate Account. Allmerica Investments distributes the Contracts on a best efforts basis. Allmerica Investments, 440 Lincoln Street, Worcester, Massachusetts 01653 was organized in 1969 as a wholly-owned subsidiary of First Allmerica and is an indirect wholly-owned subsidiary of First Allmerica.

The Contracts offered by this Prospectus are offered continuously and may be purchased from certain independent broker-dealers which are NASD members and whose representatives are authorized by applicable law to sell variable annuity contracts.

All persons selling contracts are required to be licensed by their respective state insurance authorities for the sale of variable annuity contracts. The Company pays commissions not to exceed 6.0% of purchase payments to entities which sell the Contracts. To the extent permitted by NASD rules, promotional incentives or payments may also be provided to such entities based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contracts, including the recruitment and training of personnel, production of promotional literature, and similar services. Commissions paid on the Contracts, including additional incentives or payments, do not result in any additional charge to Contract Owners or to the Variable Account.

Commissions are paid by The Company and do not result in any charge to Contract Owners or to the Variable Account in addition to the charges described under "CHARGES AND DEDUCTIONS" in the Prospectus. The Company intends to recoup the commission and other sales expense through a combination of anticipated surrender, withdrawal, and/or annuitization charges, profits from The Company's general account, including the investment earnings on amounts allocated to accumulate on a fixed basis in excess of the interest credited on fixed accumulations by The Company, and the profit, if any, from the mortality and expense risk charge.

                                   ANNUITY PAYMENTS

The method by which the Accumulated Value under the Contract is determined is described in detail under "COMPUTATION OF CONTRACT VALUES AND ANNUITY PAYMENTS" in the Prospectus.

ILLUSTRATION OF ACCUMULATION UNIT CALCULATION USING HYPOTHETICAL EXAMPLE. The Accumulation Unit calculation for a daily Valuation Period may be illustrated by the following hypothetical example: Assume that the Net Assets of a portfolio share held in a Sub-Account at the end of a one-day Valuation Period were $1.135000; that the Net Asset Value on the previous date was $1.132000; that the value of an Accumulation Unit on the previous date was $1.117500; and that during the Valuation Period, the dividends and capital gain distributions were $0.000335 per share. The Accumulation Unit Value at the end of the current Valuation Period would be calculated as follows:


(1) Accumulation Unit Value - Previous Valuation Period. . . . . . .$1.117500

(2) Net Asset Value - Previous Valuation Period. . . . . . . . . . .$1.132000

(3) Net Asset Value - Current Valuation Period . . . . . . . . . . .$1.135000

(4) Dividends and capital gain distributions . . . . . . . . . . . .$0.000335

(5) Annual Charge (one day equivalent of 1.10% per annum). . . . . . 0.000030

(6) Net Investment Factor {[(3) + (4)] DIVIDED BY (2)} - (5) . . . . 1.002917

(8) Accumulation Unit Value - Current Valuation Period (1)X(6) . . .$1.120760


The method for determining the amount of annuity payments is described in detail under "COMPUTATION OF CONTRACT VALUES AND ANNUITY PAYMENTS" in the Prospectus.


ILLUSTRATION OF VARIABLE ANNUITY PAYMENT CALCULATION USING HYPOTHETICAL EXAMPLE. The determination of the Annuity Unit value and the variable annuity payment may be illustrated by the following hypothetical example: Assume an Annuitant has 40,000 Accumulation Units in a Variable Account, and that the value of an Accumulation Unit on the Valuation Date used to determine the amount of the first variable annuity payment is $1.120000. Therefore, the Accumulation Value of the Contract is $44,800 (40,000 x $1.120000). Assume also that the Contract Owner elects an option for which the first monthly payment is $6.57 per $1,000 of Accumulated Value applied. Assuming no premium tax or contingent deferred sales charge, the first monthly payment would be 44.800 multiplied by $6.57, or $294.34.

Next, assume that the Annuity Unit value for the assumed rate of 3-1/2% per annum for the Valuation Date as of which the first payment was calculated was $1.100000. Annuity Unit values will not be the same as Accumulation Unit values because the former reflect the 3-1/2% assumed interest rate used in the annuity rate calculations. When the Annuity Unit value of $1.100000 is divided into the first monthly payment the number of Annuity Units represented by that payment is determined to be 267.5818. The value of this same number of Annuity Units will be paid in each subsequent month under most options. Assume further that the net investment factor for the Valuation Period applicable to the next annuity payment is 1.000190. Multiplying this factor by .999906 (the one-day adjustment factor for the assumed interest rate of 3-1/2% per annum) produces a factor of
1.000096. This is then multiplied by the Annuity Unit value on the immediately preceding Valuation Date (assumed here to be $1.105000). The result is an Annuity Unit value of $1.105106 for the current monthly payment. The current monthly payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 267.5818 times $1.105106, which produces a current monthly payment of $295.71.

Method for Determining Variable Annuity Option V Redemption and Illustration Using Hypothetical Example. As discussed in the Prospectus under "DESCRIPTION OF VARIABLE ANNUITY OPTIONS," the Annuitant, or the beneficiary if the Annuitant has died, may choose at any time to withdraw the Contract and receive its commuted value. Commuted value is the present value of remaining payments commuted at 3 1/2% interest. However, if the annuitant elects the withdrawal, the remaining payments are deemed to be the remaining payments that would have been payable had the Surrender Value, rather than the Accumulation Value, been applied at the Annuity Date. The determination of the commuted value upon redemption by an Annuitant may be illustrated by the following hypothetical example.

Assume an annuity period of 10 years or longer is elected. The number of Annuity Units each payment is based on would be calculated using the Accumulated Value. Assume this results in 267.5818 Annuity Units. Assume the commuted value is requested with 60 monthly payments remaining and a current Annuity Unit Value of $1.200000. Based on these assumptions, the dollar amount of remaining payments would be $321.10 a month for 60 months. If the commuted value was requested by a beneficiary, the value would be based on the present value at 3 1/2% interest of this stream of annuity payments. The commuted value would be $17,725.49. However, if the commuted value is requested by an Annuitant, the value is calculated as if the Surrender Value, not the Accumulated Value, had been used to calculate the number of Annuity units. Assume this results in 250 Annuity units. Based on these assumptions, the dollar amount of remaining payments would be $300 a month for 60 months. The present value at 3 1/2% of all remaining payments would be $16,560.72.

                               PERFORMANCE INFORMATION

Performance information for a Sub-Account may be compared, in reports and promotional literature, to certain indices described in the prospectus under "PERFORMANCE INFORMATION." In addition, The Company may provide advertising, sales literature, periodic publications or other materials information on various topics of interest to Contract owners and prospective Contract owners. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Contracts and the characteristics of and market for such financial instruments.

 TOTAL RETURN

"Total Return" refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specified period, reduced by the Sub-Accounts asset charge and any applicable contingent deferred sales charge which would be assessed upon complete redemption of the investment.

Total Return figures are calculated by standardized methods prescribed by rules of the Securities and Exchange Commission. The quotations are computed by finding the average annual compounded rates of return over the specified periods that would equate the initial amount invested to the ending redeemable values, according to the following formula:

            n
    P(1 + T)  = ERV

Where:   P = a hypothetical initial payment to the Variable Account of $1,000

         T = average annual total return

         n = number of years

       ERV = the ending redeemable value of the $1,000 payment at the end of the specified period


The calculation of Total Return includes the annual charges against the asset of the Sub-Account. This charge is 1.10% on an annual basis. The calculation of ending redeemable value assumes (1) the policy was issued at the beginning of the period and (2) a complete surrender of the policy at the end of the period. The deduction of the contingent deferred sales charge, if any, applicable at the end of the period is included in the calculation, according to the following schedule:


         Years from date of        Charge as Percentage of
         Payment                   New Payments Withdrawn*
         ------------------        -----------------------

              Less than 1                   7%
                   2                        6%
                   3                        5%
                   4                        4%
                   5                        3%
                   6                        2%
                   7                        0%
                   Thereafter               0%


*Subject to the maximum limit described in the prospectus.

No contingent deferred sales charge is deducted upon expiration of the periods specified above. In all calendar years, an amount equal to (a) 15% of the Accumulated Value; or (b) cumulative earnings (Accumulated Value less total gross payments not previously withdrawn) is not subject to the contingent deferred sales charge.

The calculations of Total Return reflect the deduction of an 0.88 Annual Contract Fee, representing a pro-rata portion of the $35 Annual Contract Fee base on a mean Contract size of $40,000.

SUPPLEMENTAL TOTAL RETURN INFORMATION

The Supplemental Total Return information in this section refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specified period reduced by the Sub-Account's asset charges. However, it is assumed that the investment is NOT withdrawn at the end of each period.

The quotations of Supplemental Total Return are computed by finding the average annual compounded rates of return over the specified periods that would equate the initial amount invested to the ending values, according to the following formula:

                 n
         P(1 + T)  = EV

Where:   P = a hypothetical initial payment to the Variable Account of $1,000

              T = average annual total return

              n = number of years

              EV = the ending value of the $1,000 payment at the end of the specified period

The calculation of Supplemental Total Return reflects the 1.10% annual charge against the assets of the Sub-Accounts. The ending value assumes that the policy is NOT withdrawn at the end of the specified period, and there is therefore no adjustment for the contingent deferred sales charge that would be applicable if the policy was withdrawn at the end of the period.


The calculations of Supplemental Total Return include the deduction of  an
0.88 Annual Contract Fee, representing a pro-rata portion of the $35 Annual Contract Fee base on a mean Contract size of $40,000.

YIELD AND EFFECTIVE YIELD - MONEY MARKET SUB-ACCOUNT

Set forth below is yield and effective yield information for the Money Market Sub-Account for the seven-day period ended December 31, 1995:

                                            Yield            4.22%
                                            Effective Yield  4.31%


The yield and effective yield figures are calculated by standardized methods prescribed by rules of the SEC. Under those methods, the yield quotation is computed by determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Sub-Account at the beginning of the period, subtracting a charge reflecting the annual 1.10% deduction for mortality and expense risk and the administrative charge, dividing the difference by the value of the account at the beginning of the same period to obtain the base period return, and then multiplying the return for a seven-day base period by (365/7), with the resulting yield carried to the nearest hundredth of one percent.



The Money Market Sub-Account computes effective yield by compounding the unannualized base period return by using the formula:

                                                    (365/7)
         Effective Yield = [(base period return + 1)       ] - 1

The calculations of yield and effective yield do NOT reflect the $35 Annual Contract fee.

                              TAX-DEFERRED ACCUMULATION

                        NON-QUALIFIED               CONVENTIONAL
                      ANNUITY CONTRACT              SAVINGS PLAN
                   After-tax contributions
                  and tax-deferred earnings
                ----------------------------
                                Taxable Lump   After-tax contributions
               No Withdrawals  Sum Withdrawal    and taxable earnings
               --------------  --------------  -----------------------
10 Years.....     $107,946        $ 86,448            $ 81,693
20 Years.....      233,048         165,137             133,476
30 Years.....      503,133         335,021             218,082

This chart compares the accumulation of a $50,000 initial investment into a non-qualified annuity contract and a conventional savings plan. Contributions to the non-qualified annuity contract and the conventional savings plan are made after-tax. Only the gain in the non-qualified annuity contract will be subject to income tax in a taxable lump sum withdrawal. The chart assumes a 37.1% federal marginal tax rate and an 8% annual return. The 37.1% federal marginal tax is based on a marginal tax rate of 36%, representative of the target market, adjusted to reflect a decrease of $3 of itemized deductions for each $100 of income over $117,950. Tax rates are subject to change as is the tax-deferred treatment of the Contracts. Income on non-qualified annuity contracts is taxed as ordinary income upon withdrawal. A 10% tax penalty may apply to early withdrawals. See "Federal Income Taxes" in the prospectus.



The chart does not reflect the following charges and expenses under the contract: 0.95% for mortality and expense risk; 0.15% administration charges; 7% maximum deferred withdrawal charge; and $35 annual records maintenance charge. The tax-deferred accumulation would be reduced if these charges were reflected. No implication is intended by the use of these assumptions that the return shown is guaranteed in any way or that the return shown represents an average or expected rate of return over the period of the Contracts. [IMPORTANT - THIS IS NOT AN ILLUSTRATION OF YIELD OR RETURN.]


Unlike savings plans, contributions to non-qualified annuity contracts provide tax-deferred treatment on earnings. In addition, contributions to tax-deferred retirement annuities are not subject to current tax in the year of contribution. When monies are received from a non-qualified annuity contract (and you have many different options on how you receive your funds), they are subject to income tax. At the time of receipt, if the person receiving the monies is retired, not working or has additional tax exemptions, these monies may be taxed at a lesser rate.

                                 FINANCIAL STATEMENTS

Financial Statements are included for First Allmerica Financial Life Insurance Company. Financial Statements for Separate Account KGC are not included as the Variable Account has not begun operations.

FIRST ALLMERICA
FINANCIAL LIFE
INSURANCE COMPANY



FINANCIAL STATEMENTS
DECEMBER 31, 1995

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of First Allmerica Financial Life Insurance Company
 (formerly known as State Mutual Life Assurance Company of America)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholder's equity, and of cash flows present fairly, in all material respects, the financial position of First Allmerica Financial Life Insurance Company and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in the accompanying notes to the consolidated financial statements, the Company changed its method of accounting for investments (Notes 1 and 3) and postemployment benefits (Notes 11) in 1994 and for postretirement benefits (Note 10) in 1993.

/s/ Price Waterhouse LLP

Boston, Massachusetts
February 5, 1996

FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Allmerica Financial Corporation)

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31
(In millions, except per share data)                                  1995           1994           1993
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
REVENUES
  Premiums                                                       $ 2,222.8      $ 2,181.8      $ 2,079.3
  Universal life and investment product policy fees                  170.4          156.8          143.7
  Net investment income                                              710.1          743.1          782.8
  Net realized investment gains                                       19.1            1.1           61.0
  Realized gain on sale of subsidiary                                   --             --           35.7
  Realized gain on sale of mutual fund processing business            20.7             --             --
  Realized gain on issuance of subsidiary common stock                  --             --           62.9
  Other income                                                        95.4          112.3           73.8
                                                                 ----------------------------------------
     Total revenues                                                3,238.5        3,195.1        3,239.2
                                                                 ----------------------------------------
BENEFITS, LOSSES AND EXPENSES
  Policy benefits, claims, losses and loss adjustment expenses     2,008.3        2,047.0        1,987.2
  Policy acquisition expenses                                        470.3          475.7          435.8
  Other operating expenses                                           455.0          518.9          421.3
                                                                 ----------------------------------------
     Total benefits, losses and expenses                           2,933.6        3,041.6        2,844.3
                                                                 ----------------------------------------
Income before federal income taxes                                   304.9          153.5          394.9
                                                                 ----------------------------------------
FEDERAL INCOME TAX EXPENSE (BENEFIT)
  Current                                                            119.7           45.4           95.1
  Deferred                                                           (37.0)           8.0          (20.4)
                                                                 ----------------------------------------
     Total federal income tax expense                                 82.7           53.4           74.7
                                                                 ----------------------------------------
Income before minority interest, extraordinary item, and
 cumulative effect of accounting change                              222.2          100.1          320.2
Minority interest                                                    (73.1)         (51.0)        (122.8)
                                                                 ----------------------------------------
Income before extraordinary item and cumulative effect of
 accounting changes                                                  149.1           49.1          197.4
Extraordinary item - demutualization expenses                        (12.1)          (9.2)          (4.6)
Cumulative effect of changes in accounting principles                   --           (1.9)         (35.4)
                                                                 ----------------------------------------
Net income                                                       $   137.0      $    38.0      $   157.4
                                                                 ----------------------------------------
                                                                 ----------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Allmerica Financial Corporation)

CONSOLIDATED BALANCE SHEETS


December 31
(In millions, except per share data)                                                 1995                1994
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
ASSETS
  Investments:
    Fixed maturities-at amortized cost (fair value of $949.9 in 1994)          $       --          $    959.3
    Fixed maturities-at fair value (amortized cost of $7,467.9 and $6,724.6)      7,739.3             6,512.0
    Equity securities-at fair value (cost of $410.6 and $260.4)                     517.2               286.4
    Mortgage loans                                                                  799.5             1,106.7
    Real estate                                                                     179.6               180.3
    Policy loans                                                                    123.2               364.9
    Other long-term investments                                                      71.9                68.1
                                                                               -------------------------------
        Total investments                                                         9,430.7             9,477.7
                                                                               -------------------------------
  Cash and cash equivalents                                                         236.6               539.7
  Accrued investment income                                                         163.0               186.6
  Deferred policy acquisition costs                                                 735.7               802.8
                                                                               -------------------------------
  Reinsurance receivables:
    Future policy benefits                                                           97.1                59.7
    Outstanding claims, losses and loss adjustment expenses                         799.6               741.0
    Unearned premiums                                                                43.8                61.9
    Other                                                                            58.9                62.1
                                                                               -------------------------------
        Total reinsurance receivables                                               999.4               924.7
                                                                               -------------------------------
  Deferred federal income taxes                                                      81.2               189.1
  Premiums, accounts and notes receivable                                           526.7               510.3
  Other assets                                                                      361.4               324.9
  Closed Block assets                                                               818.9                  --
  Separate account assets                                                         4,348.8             2,965.7
                                                                               -------------------------------
        Total assets                                                           $ 17,702.4          $ 15,921.5
                                                                               -------------------------------
                                                                               -------------------------------
LIABILITIES
  Policy liabilities and accruals:
    Future policy benefits                                                     $  2,639.3          $  3,416.4
    Outstanding claims, losses and loss adjustment expenses                       3,081.3             2,991.5
    Unearned premiums                                                               800.9               796.6
    Contractholder deposit funds and other policy liabilities                     2,737.4             3,435.7
                                                                               -------------------------------
        Total policy liabilities and accruals                                     9,258.9            10,640.2
                                                                               -------------------------------
   Expenses and taxes payable                                                       600.3               589.2
   Reinsurance premiums payable                                                      42.0                65.8
   Short-term debt                                                                   28.0                32.8
   Deferred federal income taxes                                                     47.8                13.8
   Long-term debt                                                                     2.8                 2.7
   Closed Block liabilities                                                         902.0                  --
   Separate account liabilities                                                   4,337.8             2,954.9
                                                                               -------------------------------
        Total liabilities                                                        15,219.6            14,299.4
                                                                               -------------------------------
   Minority interest                                                                758.5               629.7
   Commitments and contingencies (Notes 14 and 19)

SHAREHOLDERS' EQUITY
   Common stock, $10 par value, 1 million shares authorized, 500,000
    shares issued and outstanding                                                     5.0                  --
   Additional paid-in-capital                                                       392.4                  --
   Unrealized appreciation (depreciation) on investments, net                       153.0               (79.0)
   Retained earnings                                                              1,173.9             1,071.4
                                                                               -------------------------------
        Total shareholders' equity                                                1,724.3               992.4
                                                                               -------------------------------
        Total liabilities and shareholders' equity                             $ 17,702.4          $ 15,921.5
                                                                               -------------------------------
                                                                               -------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Allmerica Financial Corporation)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


For the Years Ended December 31
(In millions)                                                                                  1995           1994           1993
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK
  Balance at beginning of year                                                            $      --      $      --      $      --
  Demutualization transaction                                                                   5.0             --             --
                                                                                          ----------------------------------------
  Balance at end of year                                                                        5.0             --             --
                                                                                          ----------------------------------------
ADDITIONAL PAID-IN-CAPITAL
  Balance at beginning of year                                                                   --             --             --
  Contributed from parent                                                                     392.4             --             --
                                                                                          ----------------------------------------
  Balance at end of year                                                                      392.4             --             --
                                                                                          ----------------------------------------
RETAINED EARNINGS
  Balance at beginning of year                                                              1,071.4        1,033.4          876.0
  Net income prior to demutualization                                                          93.2           38.0          157.4
                                                                                          ----------------------------------------
                                                                                            1,164.6        1,071.4        1,033.4
  Demutualization transaction                                                                 (34.5)            --             --
  Net income subsequent to demutualization                                                     43.8             --             --
                                                                                          ----------------------------------------
  Balance at end of year                                                                    1,173.9        1,071.4        1,033.4
                                                                                          ----------------------------------------
NET UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS
  Balance at beginning of year                                                                (79.0)          17.5           20.6
                                                                                          ----------------------------------------
  Cumulative effect of accounting change:
    Net appreciation on available-for-sale debt securities                                       --          296.1             --
    Provision for deferred federal income taxes and minority interest                            --         (149.1)            --
                                                                                          ----------------------------------------
                                                                                                 --          147.0             --
                                                                                          ----------------------------------------
  Effect of transfer of securities from held-to-maturity to available-for-sale:
    Net appreciation on available-for-sale debt securities                                     22.4             --             --
    Provision for deferred federal income taxes and minority interest                          (9.6)            --             --
                                                                                          ----------------------------------------
                                                                                               12.8             --             --
                                                                                          ----------------------------------------
  Appreciation (depreciation) during the period:
    Net appreciation (depreciation) on available-for-sale securities                         466.0          (492.1)          (9.6)
    (Provision) benefit for deferred federal income taxes                                   (163.1)          171.9            2.8
    Minority interest                                                                        (83.7)           76.7            3.7
                                                                                          ----------------------------------------
                                                                                             219.2          (243.5)          (3.1)
                                                                                          ----------------------------------------
    Balance at end of year                                                                   153.0           (79.0)          17.5
                                                                                          ----------------------------------------
       Total shareholders' equity                                                         $1,724.3       $   992.4      $ 1,050.9
                                                                                          ----------------------------------------
                                                                                          ----------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Allmerica Financial Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS


For the Years Ended December 31
(In millions)                                                                             1995           1994           1993
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                        $    137.0     $     38.0     $    157.4
  Adjustments to reconcile net income to net cash provided by operating activities:
    Minority interest                                                                     73.1           50.1          112.7
    Net realized gains                                                                   (39.8)          (1.1)        (159.6)
    Deferred federal income taxes (benefits)                                             (37.0)           8.0          (20.4)
    Increase in deferred policy acquisition costs                                        (38.4)         (34.6)         (51.8)
    Increase in premiums and notes receivable, net of reinsurance payable                (42.0)         (25.6)         (37.5)
    (Increase) decrease in accrued investment income                                       7.0            4.6           (1.6)
    Increase in policy liabilities and accruals, net                                     116.2          175.9          131.7
    (Increase) decrease in reinsurance receivable                                        (75.6)         (31.9)          18.6
    Increase in expenses and taxes payable                                                 7.5           88.0          104.7
    Separate account activity, net                                                        (0.1)           0.4           21.4
    Other, net                                                                            23.9           59.9            2.7
                                                                                    -----------------------------------------
      Net cash provided by operating activities                                          131.8          331.7          278.3
                                                                                    -----------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from disposals and maturities of available-for-sale
   fixed maturities                                                                    2,738.4        2,097.8             --
  Proceeds from disposals of held-to-maturity fixed maturities                           271.3          304.4        2,094.9
  Proceeds from disposals of equity securities                                           120.0          143.9          585.8
  Proceeds from disposals of other investments                                            40.5           25.9           74.0
  Proceeds from mortgages matured or collected                                           230.3          256.4          291.2
  Purchase of available-for-sale fixed maturities                                     (3,273.3)      (2,150.1)            --
  Purchase of held-to-maturity fixed maturities                                             --         (111.6)      (2,577.1)
  Purchase of equity securities                                                         (254.0)        (172.2)        (673.3)
  Purchase of other investments                                                          (24.8)         (26.6)         (46.5)
  Proceeds from sale of businesses                                                        32.9             --           79.5
  Capital expenditures                                                                   (14.1)         (43.1)         (37.5)
  Other investing activities, net                                                          4.7            2.4            1.3
                                                                                    -----------------------------------------
      Net cash (used in) provided by investing activities                               (128.1)         327.2         (207.7)
                                                                                    -----------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Deposits and interest credited to contractholder deposit funds                         445.8          786.3          738.7
  Withdrawals from contractholder deposit funds                                       (1,069.9)      (1,187.0)        (894.0)
  Change in short-term debt                                                               (4.8)          (6.0)           1.4
  Change in long-term debt                                                                 0.2            0.3             --
  Dividends paid to minority shareholders                                                 (4.1)          (4.2)          (3.9)
  Capital contributed from parent                                                        392.4             --          156.2
  Payments for policyholders' membership interests                                       (27.9)            --             --
  Net proceeds from issuance of long-term debt                                              --             --             --
  Other, net                                                                             (20.9)            --           (1.3)
                                                                                    -----------------------------------------
      Net cash used in financing activities                                             (289.2)        (410.6)          (2.9)
                                                                                    -----------------------------------------
Net (decrease) increase in cash and cash equivalents                                    (285.5)         248.3           67.7
Net change in cash held in the Closed Block                                              (17.6)            --             --
Cash and cash equivalents, beginning of year                                             539.7          291.4          223.7
                                                                                    -----------------------------------------
Cash and cash equivalents, end of year                                              $    236.6     $    539.7     $    291.4
                                                                                    -----------------------------------------
                                                                                    -----------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION
  Interest paid                                                                     $      4.1     $      4.3     $      1.7
  Income taxes paid                                                                 $     90.6     $     46.1     $     57.3

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

First Allmerica Financial Life Insurance Company ("FAFLIC" or the "Company", formerly State Mutual Life Assurance Company of America ["State Mutual"]) was organized as a mutual life insurance company until October 16, 1995. FAFLIC converted to a stock life insurance company pursuant to a plan of reorganization effective October 16, 1995 and became a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). The consolidated financial statements have been prepared as if FAFLIC were organized as a stock life insurance company for all periods presented. Thus, generally accepted accounting principles for stock life insurance companies have been applied retroactively for all periods presented.

     The consolidated financial statements of FAFLIC include the accounts of Allmerica Financial Life Insurance and Annuity Company ("AFLIAC", formerly SMA Life Assurance Company) its wholly owned life insurance subsidiary, non-insurance subsidiaries (principally brokerage and investment advisory subsidiaries), and Allmerica Property and Casualty Companies, Inc. ("Allmerica P&C", a 58.3%-owned non-insurance holding company). The Closed Block assets and liabilities at December 31, 1995 and its results of operations subsequent to demutualization are presented in the consolidated financial statements as single line items. Prior to demutualization such amounts are presented line by line in the consolidated financial statements (see Note 6). Unless specifically stated, all disclosures contained herein supporting the consolidated financial statements as of December 31, 1995 and the year then ended exclude the Closed Block related amounts. All significant intercompany accounts and transactions have been eliminated.

     Minority interest relates to the Company's investment in Allmerica P&C and its only significant subsidiary, The Hanover Insurance Company ("Hanover"). Hanover's 81.1%-owned subsidiary is Citizens Corporation, the holding company for Citizens Insurance Company of America ("Citizens"). Minority interest also includes an amount related to the minority interest in Citizens Corporation.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. CLOSED BLOCK

As of October 16, 1995, the Company established and began operating a closed block (the "Closed Block") for the benefit of the participating policies included therein, consisting of certain individual life insurance participating policies, individual deferred annuity contracts and supplementary contracts not involving life contingencies which were in force on October 16, 1995; such policies constitute the "Closed Block Business". The purpose of the Closed Block is to protect the policy dividend expectations of such FAFLIC dividend paying policies and contracts after the demutualization. Unless the Commissioner consents to an earlier termination, the Closed Block will continue to be in effect until the date none of the Closed Block policies are in force. On
October 16, 1995, FAFLIC allocated to the Closed Block assets in an amount that is expected to produce cash flows which, together with future revenues from the Closed Block Business, are reasonably sufficient to support the Closed Block Business, including provision for payment of policy benefits, certain future expenses and taxes and for continuation of policyholder dividend scales payable in 1994 so long as the experience underlying such dividend scales continues. The Company expects that the factors underlying such experience will fluctuate in the future and policyholder dividend scales for Closed Block Business will be set accordingly.

     Although the assets and income allocated to the Closed Block inure solely to the benefit of the holders of policies included in the Closed Block, the excess of Closed Block liabilities over Closed Block assets at October 16, 1995 measured on a GAAP basis represent the expected future post-tax income from the Closed Block which may be recognized in income over the period the policies and contracts in the Closed Block remain in force.

     If the actual income from the Closed Block in any given period equals or exceeds the expected income for such period as determined at October 16, 1995, the expected income would be recognized in income for that period. Further, any excess of the actual income over the expected income would also be recognized in income to the extent that the aggregate expected income for all prior periods exceeded the aggregate actual income. Any remaining excess of actual income over expected income would be accrued as a liability for policyholder dividends in the Closed Block to be paid to the Closed Block policyholders. This accrual for future dividends effectively limits the actual Closed Block income recognized in income to the Closed Block income expected to emerge from operation of the Closed Block as determined as of October 16, 1995.

     If, over the period the policies and contracts in the Closed Block remain in force, the actual income from the Closed Block is less than the expected income from the Closed Block, only such actual income

(which could reflect a loss) would be recognized in income. If the actual income from the Closed Block in any given period is less than the expected income for that period and changes in dividends scales are inadequate to offset the negative performance in relation to the expected performance, the income inuring to shareholders of the Company will be reduced. If a policyholder dividend liability had been previously established in the Closed Block because the actual income to the relevant date had exceeded the expected income to such date, such liability would be reduced by this reduction in income (but not below zero) in any periods in which the actual income for that period is less than the expected income for such period.

C. VALUATION OF INVESTMENTS

Effective January 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115). SFAS No. 115 requires that an enterprise classify debt and equity securities into one of three categories; held-to-maturity, available-for-sale, or trading. Investments classified as held-to-maturity shall be investments that the enterprise has the positive intent and ability to hold until maturity. Trading securities are investments which are bought and held principally for the purpose of selling them in the near term. Investments classified as neither trading securities nor held-to-maturity shall be classified as available-for-sale securities. SFAS No. 115 also requires that unrealized holding gains and losses for trading securities be included in earnings, while unrealized gains and losses for available-for-sale securities be excluded from earnings and reported as a separate component of shareholder equity until realized. SFAS No. 115 also requires that for a decline in the fair value which is judged to be other than temporary, the cost basis of the security should be written down to fair value, and the amount of the write-down recognized in earnings as a realized loss.

     Previously, the Company classified all of its fixed maturities and equity securities as available-for-sale or held-to-maturity investments. Fixed maturities held-to-maturity consist of certain bonds, presented at amortized cost, that management intends and has the ability to hold until maturity. Fixed maturities available-for-sale consist of certain bonds and redeemable preferred stocks, presented at fair value, that management may not hold until maturity. Equity securities available-for-sale are comprised of common stocks which are carried at fair value. Prior to January 1, 1994, all fixed maturity investments, which included bonds and redeemable preferred stocks, were principally carried at amortized cost. Equity securities, which included common and non-redeemable preferred stock, were carried at fair value. Unrealized gains or losses on investments classified as available-for-sale, net of deferred federal income taxes, minority interest, deferred policy acquisition expenses and amounts attributable to participating contractholders, are included as a separate component of shareholders' equity. As discussed in Note 3, the Company transferred all securities classified as held-to-maturity to available-for-sale on November 30, 1995.

     Realized gains and losses on sales of fixed maturities and equity securities are determined on the specific-identification basis using amortized cost for fixed maturities and cost for equity securities. Fixed maturities and equity securities with other than temporary declines in fair value are written down to estimated fair value resulting in the recognition of realized losses.

     Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and reserves. Reserves on mortgage loans are based on losses expected by management to be realized on transfers of mortgage loans to real estate (upon foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans which management believes may not be collectible in full. In establishing reserves, management considers, among other things, the estimated fair value of the underlying collateral.

     Fixed maturities and mortgage loans that are delinquent are placed on non-accrual status, and thereafter interest income is recognized only when cash payments are received.

     Policy loans are carried principally at unpaid principal balances.

     Real estate that has been acquired through the foreclosure of mortgage loans is valued at the estimated fair value at the time of foreclosure. The Company considers several methods in determining fair value at foreclosure, using primarily third-party appraisals and discounted cash flow analyses. After foreclosure, the Company makes a determination as to whether the asset should be held for production of income or held for sale.

     Real estate investments held for the production of income and held for sale are carried at depreciated cost less valuation allowances, if necessary, to reduce the carrying value to fair value. Depreciation is generally calculated using the straight-line method.

     Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk, are reported as a component of revenues based upon specific identification of the investment assets sold. When an other-than-temporary impairment of the value of a specific investment or a group of investments is determined, a realized investment loss is recorded. Changes in the valuation allowance for mortgage loans and real estate are included in realized investment gains or losses.

D. FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including debt, investments such as fixed maturities, mortgage loans and equity securities, investment and loan commitments, and interest rate futures contracts. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

E. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

F. DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting costs and other costs, which vary with, and are primarily related to, the production of revenues. Property and casualty, group life and group health insurance business acquisition costs are deferred and amortized over the terms of the insurance policies. Acquisition costs related to universal life products and contractholder deposit funds are deferred and amortized in proportion to total estimated gross profits over the expected life of the contracts using a revised interest rate applied to the remaining benefit period. Acquisition costs related to annuity and other life insurance businesses are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits. Deferred acquisition costs for each product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination.

     Although realization of deferred policy acquisition costs is not assured, management believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

G. PROPERTY AND EQUIPMENT

Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line or accelerated method over the estimated useful lives of the related assets which generally range from 3 to 30 years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements.

H. SEPARATE ACCOUNTS

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of certain pension, variable annuity and variable life insurance contractholders. Assets consist principally of bonds, common stocks, mutual funds, and short-term obligations at market value. The investment income, gains, and losses of these accounts generally accrue to the contractholders and, therefore, are not included in the Company's net income. Appreciation and depreciation of the Company's interest in the separate accounts, including undistributed net investment income, is reflected in shareholders' equity or net investment income.

I. POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. The liabilities associated with traditional life insurance products are computed using the net level premium method for individual life and annuity policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 2 1/2% to 6% for life insurance and 2% to 9 1/2% for annuities. Estimated liabilities are established for group life and health policies that contain experience rating provisions. Mortality, morbidity and withdrawal assumptions for all policies are based on the Company's own experience and industry standards. Liabilities for universal life include deposits received from customers and investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality and surrender charges.

     Liabilities for outstanding claims, losses and loss adjustment expenses are estimates of payments to be made on property and casualty and health insurance for reported losses and estimates of losses incurred but not reported. These liabilities are determined using case basis evaluations and statistical analyses and represent estimates of the ultimate cost of all losses incurred but not paid. These estimates are continually reviewed and adjusted as necessary; such adjustments are reflected in current operations. Estimated amounts of salvage and subrogation on unpaid property and casualty losses are deducted from the liability for unpaid claims.

     Premiums for property and casualty, group life, and accident and health insurance are reported as earned on a pro-rata basis over the contract period. The unexpired portion of these premiums is recorded as unearned premiums.

     Contractholder deposit funds and other policy liabilities include investment-related products such as guaranteed investment contracts, deposit administration funds and immediate participation guarantee funds and consist of deposits received from customers and investment earnings on their fund balances.

     All policy liabilities and accruals are based on the various estimates discussed above. Although the adequacy of these amounts cannot be assured, management believes that it is more likely than not that policy liabilities and accruals will be sufficient to meet future obligations of policies in force. The amount of liabilities and accruals, however, could be revised in the near term if the estimates discussed above are revised.

J. PREMIUM AND FEE REVENUE AND RELATED EXPENSES

Premiums for individual life and health insurance and individual and group annuity products, excluding universal life and investment-related products, are considered revenue when due. Property and casualty and group life, accident and health insurance premiums are recognized as revenue over the related contract periods. Benefits, losses and related expenses are matched with premiums, resulting in their recognition over the lives of the contracts. This matching is accomplished through the provision for future benefits, estimated and unpaid losses and amortization of deferred policy acquisition costs. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life products consist of net investment income, and mortality, administration and surrender charges assessed against the fund values. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values.

K. POLICYHOLDER DIVIDENDS

Prior to demutualization, certain life, health and annuity insurance policies contained dividend payment provisions that enabled the policyholder to participate in the earnings of the Company. The amount of policyholders' dividends was determined annually by the Board of Directors. The aggregate amount of policyholders' dividends was related to the actual interest, mortality, morbidity and expense experience for the year and the Company's judgment as to the appropriate level of statutory surplus to be retained. The participating life insurance in force was 16.2% of the face value of total life insurance in force at December 31, 1994. The premiums on participating life, health and annuity policies were 11.3%, 6.4% and 6.6% of total life, health and annuity statutory premiums prior to demutualization in 1995, 1994 and 1993, respectively. Total policyholders' dividends were $23.3 million, $32.8 million and $24.2 million prior to demutualization in 1995, 1994 and 1993, respectively.

L. FEDERAL INCOME TAXES

AFC, FAFLIC, AFLIAC and FAFLIC's non-insurance domestic subsidiaries file a consolidated United States federal income tax return. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life tax losses that can be applied to offset life company taxable income. Allmerica P&C and its subsidiaries file a separate United States federal income tax return.

     Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). These differences result primarily from loss reserves, policy acquisition expenses, and unrealized appreciation/depreciation on investments.

M. NEW ACCOUNTING PRONOUNCEMENTS

In March 1995, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" was issued. This statement requires companies to write down to fair value long-lived assets whose carrying value is greater than the undiscounted cash flows of those assets. The statement also requires that long-lived assets of which management is committed to dispose, either by sale or abandonment, be valued at the lower of their carrying amount or fair value less costs to sell. This statement is effective for fiscal years beginning after December 15, 1995. Management expects that adoption of this statement will not have a material effect on the financial statements.

N. RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

2. SIGNIFICANT TRANSACTIONS

Pursuant to the plan of reorganization effective October 16, 1995, AFC issued
37.5 million shares of its common stock to eligible policyholders. AFC also issued 12.6 million shares of its common stock at a price of $21.00 per share in a public offering, resulting in net proceeds of $248.0 million, and issued Senior Debentures in the principal amount of $200.0 million which resulted in net proceeds of $197.2 million. AFC contributed $392.4 million of these proceeds to FAFLIC.

     Effective March 31, 1995, the Company entered into an agreement with TSSG, a division of First Data Corporation, pursuant to which the Company sold its mutual fund processing business and agreed not to engage in this business for four years after that date. In accordance with this agreement, the Company received proceeds of $32.1 million. A gain of $13.5 million, net of taxes of $7.2 million, was recorded in March 1995.

     In March and April, 1993, Citizens Corporation, a newly formed holding company for Citizens, issued approximately 19.35% of its common stock in an initial public offering, generating net proceeds of $156.2 million (7.0 million shares at $24.00 per share). Proceeds to Citizens Corporation were reduced by underwriting and other stock issuance costs. A non-taxable gain of $62.9 million was recorded in 1993 in connection with this initial public offering. This gain is non-taxable because only newly-issued shares of Citizens Corporation were issued to the public.

     Effective December 31, 1992, Hanover entered into a definitive agreement to sell its wholly owned subsidiary, Beacon Insurance Company of America, and its wholly owned subsidiary, American Select Insurance Company, for $89.7 million. A gain of $20.7 million, net of taxes of $15.0 million, was recorded in 1993.

3. INVESTMENTS

A. FIXED MATURITIES AND EQUITY SECURITIES

Effective January 1, 1994, the Company adopted SFAS No. 115, which requires that investments be classified into one of three categories: held-to-maturity, available-for-sale, or trading.

     The effect of implementing SFAS No. 115 as of January 1, 1994 was an increase in the carrying value of fixed maturity investments of $335.3 million, a decrease in deferred policy acquisition costs of $20.8 million, an increase in policyholder liabilities of $18.4 million, a net increase in deferred income tax liabilities of $103.7 million, an increase in minority interest of $45.4 million, and an increase in shareholders' equity of $147.0 million, which resulted from changing the carrying value of certain fixed maturities from amortized cost to fair value and related adjustments. The implementation had no effect on net income.

     In November 1995, the Financial Accounting Standards Board issued a Special Report, A GUIDE TO IMPLEMENTATION OF STATEMENT 115 ON ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, which permitted companies to reclassify securities, where appropriate, based on the new guidance. As a result, the Company transferred securities with amortized cost and fair value of $696.4 million and $725.6 million, respectively, from the held-to-maturity category to the available-for-sale category, which resulted in a net increase in shareholders' equity of $12.8 million.

     The amortized cost and fair value of available-for-sale and held-to-maturity fixed maturities and equity securities were as follows:


December 31
(In millions)                                                                                  1995
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
AVAILABLE-FOR-SALE                                                                       Gross           Gross
                                                                       Amortized    Unrealized      Unrealized             Fair
                                                                        Cost (1)         Gains          Losses            Value
U.S. Treasury securities and U.S. government and agency securities    $    377.0       $  21.0         $    --        $   398.0

States and political subdivisions                                        2,110.6          60.7             4.0          2,167.3

Foreign governments                                                         60.6           3.4             0.6             63.4

Corporate fixed maturities                                               4,582.1         200.8            16.4          4,766.5

   U.S. government mortgage-backed securities                              337.6           8.6             2.1            344.1

Total fixed maturities available-for-sale                              $ 7,467.9       $ 294.5         $  23.1        $ 7,739.3
                                                                       ---------------------------------------------------------
Equity securities                                                      $   410.6       $ 111.7         $   5.1        $   517.2
                                                                       ---------------------------------------------------------
                                                                       ---------------------------------------------------------


December 31
(In millions)                                                                                  1994
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
AVAILABLE-FOR-SALE                                                                       Gross           Gross
                                                                      Amortized     Unrealized      Unrealized             Fair
                                                                       Cost (1)          Gains          Losses            Value
U.S. Treasury securities and U.S. government and agency securities    $   280.2      $     4.8        $    9.1         $  275.9

States and political subdivisions                                       2,011.3           14.9            76.2          1,950.0

Foreign governments                                                        96.8            1.8            12.8             85.8

Corporate fixed maturities                                              4,201.4           24.7           157.4          4,068.7

   U.S. government mortgage-backed securities                             134.9            0.4             3.7            131.6
                                                                      ----------------------------------------------------------
Total fixed maturities available-for-sale                             $ 6,724.6       $   46.6         $ 259.2        $ 6,512.0
                                                                      ----------------------------------------------------------
                                                                      ----------------------------------------------------------
Equity securities                                                     $   260.4       $   35.3         $   9.3        $   286.4
                                                                      ----------------------------------------------------------
                                                                      ----------------------------------------------------------
HELD-TO-MATURITY

State and political subdivisions                                      $     8.1        $   0.1         $   0.8              7.4

Foreign governments                                                        20.7            0.2             0.2             20.7

Corporate fixed maturities                                                927.3           13.7            22.5            918.5

Corporate mortgage-backed securities                                        3.2            0.1              --              3.3
                                                                      ----------------------------------------------------------
Total fixed maturities held-to-maturity                               $   959.3        $  14.1         $  23.5         $  949.9
                                                                      ----------------------------------------------------------
                                                                      ----------------------------------------------------------

(1) Amortized cost for fixed maturities and cost for equity securities.

     In March 1994, AFLIAC voluntarily withdrew its license in New York in order to provide for certain commission arrangements prohibited by New York comparable to AFLIAC's competitors. In connection with the withdrawal, FAFLIC, which is licensed in New York, became qualified to sell the products previously sold by AFLIAC in New York. AFLIAC agreed with the New York Department of Insurance to maintain, through a custodial account in New York, a security deposit, the market value of which will at all times equal 102% of all outstanding general account liabilities of AFLIAC for New York policyholders, claimants and creditors. At December 31, 1995, the amortized cost and market value of assets on deposit were $295.0 million and $303.6 million, respectively. At December 31, 1994, the amortized cost and market value of assets on deposit were $327.9 million and $323.5 million, respectively. In addition, fixed maturities, excluding those securities on deposit in New York, with an amortized cost of $82.2 million and $67.0 million were on deposit with various state and governmental authorities at December 31, 1995 and 1994, respectively.

     There were approximately $21.8 million of contractual fixed maturity investment commitments at December 31, 1994 and none at December 31, 1995.

     The amortized cost and fair value by maturity periods for fixed maturities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers. Mortgage backed securities are included in the category representing their ultimate maturity.


December 31
(In millions)                                               1995
---------------------------------------------------------------------------
---------------------------------------------------------------------------
                                                    Available-for-Sale

                                             Amortized                Fair
                                                  Cost               Value
Due in one year or less                      $   970.8          $    975.6

Due after one year through five years          3,507.9             3,657.1

Due after five years through ten years         1,794.0             1,866.0

Due after ten years                            1,195.2             1,240.6
                                             -----------------------------
     Total                                   $ 7,467.9           $ 7,739.3
                                             -----------------------------
                                             -----------------------------

     The proceeds from sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales were as follows:


For the Years Ended December 31
(In millions)
----------------------------------------------------------------------------
----------------------------------------------------------------------------
                           Proceeds from Sales
                         of Available-for-Sale         Gross          Gross
1995                                Securities         Gains         Losses
Fixed maturities                     $ 1,612.3      $   23.7       $   33.0
                                     ---------------------------------------
Equity securities                    $   122.2      $   23.1       $    6.9
                                     ---------------------------------------
1994

Fixed maturities                     $  1,026.2     $   12.6       $   21.6
                                     ---------------------------------------
Equity securities                    $    124.3     $   17.4       $    4.5
                                     ---------------------------------------

     Unrealized gains and losses on available-for-sale and other securities, are summarized as follows:


For the Years Ended December 31
(In millions)
                                                                     Equity
                                                       Fixed     Securities
                                                  Maturities   and Other (1)         Total
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
1995
Net appreciation (depreciation),
beginning of year                                   $  (89.4)      $   10.4       $  (79.0)
                                                    ---------------------------------------
Effect of transfer of securities
  between classifications:
    Net appreciation on available-
      for-sale fixed maturities                         29.2             --           29.2
    Effect of transfer on deferred
      policy acquisition costs and
       on policy liabilities                            (6.8)            --           (6.8)
    Provision for deferred federal
      income taxes and minority
       interest                                         (9.6)            --           (9.6)
                                                    ---------------------------------------
                                                        12.8             --           12.8
                                                    ---------------------------------------
Net appreciation on available-
  for-sale securities                                  465.4           87.5          552.9
Net depreciation from the effect
  on deferred policy acquisition
   costs and on policy liabilities                     (86.9)                        (86.9)
Provision for deferred federal
  income taxes and minority interest                  (193.2)         (53.6)        (246.8)
                                                    ---------------------------------------
                                                       185.3           33.9          219.2
                                                    ---------------------------------------
Net appreciation, end of year                       $  108.7       $   44.3       $  153.0
                                                    ---------------------------------------
                                                    ---------------------------------------
1994
Net appreciation, beginning of year                 $     --       $   17.5       $   17.5
                                                    ---------------------------------------
Cumulative effect of accounting
  change:
    Net appreciation on available-
      for-sale fixed maturities                        335.3             --          335.3
    Net depreciation from the effect
      of accounting change on
       deferred policy acquisition
        costs and on policy liabilities                (39.2)            --          (39.2)
    Provision for deferred federal
      income taxes and minority
       interest                                       (149.1)            --         (149.1)
                                                    ---------------------------------------
                                                       147.0           17.5          164.5
                                                    ---------------------------------------
Net depreciation on available-
  for-sale securities                                 (547.9)         (17.4)        (565.3)
Net appreciation from the effect
  on deferred policy acquisition
   costs and on policy liabilities                      73.2             --           73.2
Benefit for deferred federal income
  taxes and minority interest                          238.3           10.3          248.6
                                                    ---------------------------------------
Net appreciation (depreciation),
end of year                                         $  (89.4)      $   10.4       $  (79.0)
                                                    ---------------------------------------
                                                    ---------------------------------------

(1) Includes net appreciation on other investments of $6.9 million and $0.6 million in 1995 and 1994, respectively.

B. MORTGAGE LOANS AND REAL ESTATE

FAFLIC's mortgage loans and real estate are diversified by property type and location. Real estate investments have been obtained primarily through foreclosure. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the property's value at the time the original loan is made.

     The carrying values of mortgage loans and real estate investments net of applicable reserves were as follows:


December 31
(In millions)                                               1995           1994
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Mortgage loans                                           $ 799.5      $ 1,106.7
                                                         -----------------------
Real estate:
  Held for sale                                            168.9          134.5
  Held for production of income                             10.7           45.8
                                                         -----------------------
  Total real estate                                        179.6          180.3
                                                         -----------------------
Total mortgage loans and real estate                     $ 979.1      $ 1,287.0
                                                         -----------------------
                                                         -----------------------

     Reserves for mortgage loans were $33.8 million and $47.2 million as of December 31, 1995 and 1994, respectively.

     During 1995, 1994 and 1993, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which had a fair value of $26.1 million, $39.2 million and $26.7 million, respectively.

     At December 31, 1995, contractual commitments to extend credit under commercial mortgage loan agreements amounted to approximately $8.2 million in the Closed Block. These commitments generally expire within one year. There are no contractual commitments to extend credit under commercial mortgage loan agreements outside the Closed Block.

     Mortgage loans and real estate investments comprised the following property types and geographic regions:


December 31
(In millions)                                               1995           1994
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Property type:
  Office building                                        $ 435.9      $   553.6
  Residential                                              145.3          207.3
  Retail                                                   205.6          246.5
  Industrial / warehouse                                    93.8          144.1
  Other                                                    151.9          205.6
  Valuation allowances                                     (53.4)         (70.1)
                                                         -----------------------
Total                                                    $ 979.1      $ 1,287.0
                                                         -----------------------
                                                         -----------------------
Geographic region:
  South Atlantic                                         $ 281.4      $   374.2
  Pacific                                                  191.9          238.7
  East North Central                                       118.2          138.5
  Middle Atlantic                                          148.9          151.2
  West South Central                                        79.7          102.3
  New England                                               94.9          103.1
  Other                                                    117.5          249.1
  Valuation allowances                                     (53.4)         (70.1)
                                                         -----------------------
Total                                                    $ 979.1      $ 1,287.0
                                                         -----------------------
                                                         -----------------------

     At December 31, 1995, scheduled mortgage loan maturities were as follows:
1996 - $206.1 million; 1997 - $143.7 million; 1998 - $167.4 million; 1999 -
$109.9 million; 2000 - $124.2 million; and $48.2 million thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. During 1995, the Company refinanced $24.0 million of mortgage loans based on terms which differed from those granted to new borrowers.

C. INVESTMENT VALUATION ALLOWANCES

Investment valuation allowances which have been deducted in arriving at investment carrying values as presented in the consolidated balance sheets and changes thereto are shown below.


For the Years Ended December 31
(In millions)
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
1995                          Balance at                                   Balance at
                               January 1      Additions     Deductions    December 31
Mortgage loans                   $  47.2        $   1.5        $  14.9        $  33.8
Real estate                         22.9           (0.6)           2.7           19.6
                                 -----------------------------------------------------
  Total                          $  70.1        $   0.9        $  17.6        $  53.4
                                 -----------------------------------------------------
                                 -----------------------------------------------------
1994
Mortgage loans                   $  73.8        $  14.6        $  41.2        $  47.2
Real estate                         21.0            3.2            1.3           22.9
                                 -----------------------------------------------------
  Total                          $  94.8        $  17.8        $  42.5        $  70.1
                                 -----------------------------------------------------
                                 -----------------------------------------------------
1993
Mortgage loans                   $  86.7        $   4.6        $  17.5        $  73.8
Real estate                          8.3           12.7             --           21.0
                                 -----------------------------------------------------
    Total                        $  95.0        $  17.3        $  17.5        $  94.8
                                 -----------------------------------------------------
                                 -----------------------------------------------------

D. FUTURES CONTRACTS

FAFLIC purchases and sells futures contracts on margin to hedge against interest rate fluctuations and their effect on the net cash flows from the sales of guaranteed investment contracts. The notional amount of such futures contracts outstanding were $74.7 million and $126.6 million at December 31, 1995 and 1994, respectively. Because the Company purchases and sells futures contracts through brokers who assume the risk of loss, the Company's exposure to credit risk under futures contracts is limited to the margin deposited with the broker. The maturity of all futures contracts outstanding are less than one year. The fair value of futures contracts outstanding were $75.7 million and $126.5 million at December 31, 1995 and 1994, respectively.

     Gains and losses on hedge contracts related to interest rate fluctuations are deferred and recognized in income over the period being hedged corresponding to related guaranteed investment contracts. Deferred hedging gains and (losses) were $5.6 million, $(7.7) million, and $6.9 million in 1995, 1994 and 1993, respectively. Gains and losses on hedge contracts that are deemed ineffective by management are realized immediately.

     A reconciliation of the notional amount of futures contracts is as follows:


For the Years Ended December 31
(In millions)                                      1995           1994           1993
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Contracts outstanding,
  beginning of year                            $  126.6       $  141.7       $  120.0
New contracts                                     343.5          816.0          493.3
Contracts terminated                             (395.4)        (831.1)      $ (471.6)
                                               ---------------------------------------
Contracts outstanding, end of year             $   74.7       $  126.6       $  141.7
                                               ---------------------------------------
                                               ---------------------------------------

E. FOREIGN CURRENCY SWAP CONTRACTS

The Company enters into foreign currency swap contracts to hedge exposure to currency risk on foreign fixed maturity investments. Interest and principal related to foreign fixed maturity investments payable in foreign currencies, at current exchange rates, are exchanged for the equivalent payment translated at a specific currency exchange rate. The Company's maximum exposure to counterparty credit risk is the difference between the foreign currency exchange rate, as agreed upon in the swap contract, and the foreign currency spot rate on the date of the exchange. The fair values of the foreign currency swap contracts outstanding were $104.2 million and $117.5 million at December 31, 1995 and 1994, respectively.

     The difference between amounts paid and received on foreign currency swap contracts is reflected in the net investment income related to the underlying assets and is not material in 1995, 1994, and 1993. The Company had no deferred gains or losses on foreign currency swap contracts.

     A reconciliation of the notional amount of swap contracts is as follows:


For the Years Ended December 31
(In millions)                                      1995           1994           1993
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Contracts outstanding, beginning
  of year                                      $  118.7       $  128.8       $   95.0
New Contracts                                        --            5.0           50.8
Contracts expired                                    --          (10.1)         (17.0)
Contracts terminated                              (14.1)          (5.0)            --
                                               ---------------------------------------
Contracts outstanding, end
  of year                                      $  104.6       $  118.7       $  128.8
                                               ---------------------------------------
                                               ---------------------------------------

Expected maturities of foreign currency swap contracts are $36.0 million in 1996, $28.8 million in 1997, and $39.8 million in 1998 and thereafter.

F. OTHER

At December 31, 1995, FAFLIC had no concentration of investments in a single investee exceeding 10% of shareholders' equity.


4. INVESTMENT INCOME AND GAINS AND LOSSES

A. NET INVESTMENT INCOME

The components of net investment income were as follows:


For the Years Ended December 31
(In millions)                                      1995           1994           1993
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Fixed maturities                               $  554.0       $  578.3       $  601.5
Mortgage loans                                     97.0          119.9          155.7
Equity securities                                  16.8           12.1            7.1
Policy loans                                       20.3           23.3           23.5
Real estate                                        48.5           44.6           43.4
Other long-term investments                         4.4            4.3            2.1
Short-term investments                             21.4            9.5            7.4
                                               ---------------------------------------
  Gross investment income                         762.4          792.0          840.7
Less investment expenses                          (52.3)         (48.9)         (57.9)
                                               ---------------------------------------
  Net investment income                        $  710.1       $  743.1       $  782.8
                                               ---------------------------------------
                                               ---------------------------------------

     As of December 31, 1995, fixed maturities and mortgage loans on non-accrual status were $1.4 million and $85.4 million, including restructured loans of $46.8 million. The effect of non-accruals, compared with amounts that would have been recognized in accordance with the original terms of the investments, was to reduce net income by $0.6 million, $5.1 million and $14.0 million in 1995, 1994 and 1993, respectively.

     The payment terms of mortgage loans may from time to time be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $98.9 million , $126.8 million and $167.0 million at December 31, 1995, 1994 and 1993, respectively. Interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $11.1 million, $14.4 million and $18.1 million in 1995, 1994 and 1993, respectively. Actual interest income on these loans included in net investment income aggregated $7.1 million, $8.2 million and $10.6 million in 1995, 1994 and 1993, respectively.

     At December 31, 1995, fixed maturities with a carrying value of $1.4 million were non-income producing for the twelve months ended December 31, 1995. There were no mortgage loans which were non-income producing for the twelve months ended December 31, 1995.

B. REALIZED INVESTMENT GAINS AND LOSSES

Realized gains (losses) on investments were as follows:


For the Years Ended December 31
(In millions)                                      1995           1994           1993
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
  Fixed maturities                              $  (7.0)        $  2.4        $  48.8
  Mortgage loans                                    1.4          (12.1)          (0.5)
  Equity securities                                16.2           12.4           29.8
  Real estate                                       5.3            1.4          (14.5)
  Other                                             3.2           (3.0)          (2.6)
                                                --------------------------------------
Net realized investment gains                   $  19.1         $  1.1        $  61.0
                                                --------------------------------------
                                                --------------------------------------

     Proceeds from voluntary sales of investments in fixed maturities were $1,612.3 million, $1,036.5 million and $817.5 million in 1995, 1994 and 1993, respectively. Realized gains on such sales were $23.7 million, $12.9 million and $38.8 million; and realized losses were $33.0 million, $21.6 million and $2.6 million for 1995, 1994 and 1993, respectively.


5. FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about certain financial instruments (insurance contracts, real estate, goodwill and taxes are excluded) for which it is practicable to estimate such values, whether or not these instruments are included in the balance sheet. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses which utilize current interest rates for similar financial instruments which have comparable terms and credit quality. Fair values of interest rate futures were not material at December 31, 1995 and 1994.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS

For these short-term investments, the carrying amount approximates fair value.

FIXED MATURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models using discounted cash flow analyses.

EQUITY SECURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

MORTGAGE LOANS

Fair values are estimated by discounting the future contractual cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. The fair value of below investment grade mortgage loans are limited to the lesser of the present value of the cash flows or book value.

REINSURANCE RECEIVABLES

The carrying amount reported in the consolidated balance sheets approximates fair value.

POLICY LOANS

The carrying amount reported in the consolidated balance sheets approximates fair value since policy loans have no defined maturity dates and are inseparable from the insurance contracts.

INVESTMENT CONTRACTS (WITHOUT MORTALITY FEATURES)

Fair values for the Company's liabilities under guaranteed investment type contracts are estimated using discounted cash flow calculations using current interest rates for similar contracts with maturities consistent with those remaining for the contracts being valued. Other liabilities are based on surrender values.

DEBT

The carrying value of short-term debt reported in the balance sheet approximates fair value. The fair value of long-term debt was estimated using market quotes, when available, and, when not available, discounted cash flow analyses.


The estimated fair values of the financial instruments were as follows:


December 31
(In millions)                                                            1995                               1994
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                              Carrying           Fair            Carrying           Fair
                                                                Value           Value               Value          Value
FINANCIAL ASSETS
  Cash and cash equivalents                                  $   236.6      $   236.6           $   539.7      $   539.7
  Fixed maturities                                             7,739.3        7,739.3             7,471.3        7,461.9
  Equity securities                                              517.2          517.2               286.4          286.4
  Mortgage loans                                                 799.5          845.4             1,106.7        1,105.8
  Policy loans                                                   123.2          123.2               364.9          364.9
                                                             ------------------------------------------------------------
                                                             $ 9,415.8      $ 9,461.7           $ 9,769.0      $ 9,758.7
                                                             ------------------------------------------------------------
                                                             ------------------------------------------------------------
FINANCIAL LIABILITIES
  Guaranteed investment contracts                            $ 1,632.8      $ 1,677.0           $ 2,170.6      $ 2,134.0
  Supplemental contracts without life contingencies               24.4           24.4                25.3           25.3
  Dividend accumulations                                          86.2           86.2                84.5           84.5
  Other individual contract deposit funds                         95.7           92.8               111.3          108.0
  Other group contract deposit funds                             894.0          902.8               980.3          969.6
  Individual annuity contracts                                   966.3          810.0               988.9          870.6
  Short-term debt                                                 28.0           28.0                32.8           32.8
  Long-term debt                                                   2.8            2.9                 2.7            2.7
                                                             ------------------------------------------------------------
                                                             $ 3,730.2      $ 3,624.1           $ 4,396.4      $ 4,227.5
                                                             ------------------------------------------------------------
                                                             ------------------------------------------------------------

6. CLOSED BLOCK

Included in other income in the Consolidated Statement of Income in 1995 is a net pre-tax contribution from the Closed Block of $2.9 million. Summarized financial information of the Closed Block as of September 30, 1995 (date used to estimate financial information for the date of establishment of October 16,
1995) and December 31, 1995 and for the period October 1, 1995 through December 31, 1995 is as follows:


(In millions)                                         1995
-----------------------------------------------------------------------
-----------------------------------------------------------------------
                                            December 31   September 30
Assets
  Fixed maturities, at fair value
    (amortized cost of $447.4 and
      $313.3, respectively)                     $ 458.0        $ 318.4
  Mortgage loans                                   57.1           61.6
  Policy loans                                    242.4          245.3
  Cash and cash equivalents                        17.6           12.3
  Accrued investment income                        16.6           15.3
  Deferred policy acquisition costs                24.5           24.8
  Other assets                                      2.7            6.4
                                                -----------------------
Total assets                                    $ 818.9        $ 684.1
                                                -----------------------
                                                -----------------------
Liabilities
  Policy liabilities and accruals               $ 899.2        $ 894.3
  Other liabilities                                 2.8            4.2
                                                -----------------------
Total liabilities                               $ 902.0        $ 898.5
                                                -----------------------
                                                -----------------------


Period from October 1 through December 31
(In millions)                                                     1995
-----------------------------------------------------------------------
-----------------------------------------------------------------------
Revenues
  Premiums                                                    $   11.5
  Net investment income                                           12.8
                                                              ---------
Total revenues                                                    24.3
                                                              ---------
Benefits and expenses
  Policy benefits                                                 20.6
  Policy acquisition expenses                                      0.8
                                                              ---------
Total benefits and expenses                                       21.4
                                                              ---------
Contribution from the Closed Block                            $    2.9
                                                              ---------
                                                              ---------
Cash flows
  Cash flows from operating activities:
    Contribution from the Closed Block                        $    2.9
    Initial cash transferred to the Closed Block                 139.7
    Change in deferred policy acquisition costs, net               0.4
    Change in premiums and other receivables                      (0.1)
    Change in policy liabilities and accruals                      2.0
    Change in accrued investment income                           (1.3)
    Other, net                                                     0.8
                                                              ---------
  Net cash provided by operating activities                      144.4
                                                              ---------
                                                              ---------
  Cash flows from investing activities:
    Sales, maturities and repayments of investments               29.0
    Purchases of investments                                    (158.8)
    Other, net                                                     3.0
                                                              ---------
  Net cash used by investing activities                         (126.8)
                                                              ---------
Change in cash and cash equivalents and ending balance        $   17.6
                                                              ---------
                                                              ---------

     On October 16, 1995, there were no valuation allowances transferred to the Closed Block on mortgage loans. There are no valuation allowances on mortgage loans at December 31, 1995.

     Many expenses related to Closed Block operations are charged to operations outside the Closed Block; accordingly, the contribution from the Closed Block does not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside the Closed Block.

7. DEBT

Short- and long-term debt consisted of the following:


December 31
(In millions)                                                     1995           1994
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Short-Term
  Commercial paper                                             $  27.7        $  32.8
  Other                                                            0.3             --
                                                               -----------------------
Total short-term debt                                          $  28.0        $  32.8
                                                               -----------------------
                                                               -----------------------
Long-term debt                                                 $   2.8        $   2.7
                                                               -----------------------
                                                               -----------------------

     FAFLIC issues commercial paper primarily to manage imbalances between operating cash flows and existing commitments. Commercial paper borrowing arrangements are supported by various lines of credit. As of December 31, 1995, the weighted average interest rate for outstanding commercial paper was 5.8%.

     As of December 31, 1995, FAFLIC had approximately $245.0 million in committed lines of credit provided by U.S. banks, of which $217.3 million was available for borrowing. These lines of credit generally have terms of less than one year, and require the Company to pay annual commitment fees ranging from 0.10% to 0.125% of the available credit. Interest that would be charged for usage of these lines of credit is based upon negotiated arrangements.

     Interest expense was $4.1 million, $4.3 million and $1.6 million in 1995, 1994 and 1993, respectively.

     In October, 1995, AFC issued $200.0 million face amount of Senior Debentures for proceeds of $197.2 million net of discounts and issuance costs. These securities have an effective interest rate of 7.65%, and mature on October 16, 2025. Interest is payable semiannually on October 15 and April 15 of each year. The Senior Debentures are subject to certain restrictive covenants, including limitations on issuance of or disposition of stock of restricted subsidiaries and limitations on liens. AFC is in compliance with all covenants. The primary source of cash for repayment of the debt by AFC is dividends from FAFLIC.

8. FEDERAL INCOME TAXES

Provisions for federal income taxes have been calculated in accordance with the provisions of SFAS No. 109. A summary of the federal income tax expense (benefit) in the consolidated statements of income is shown below:


For the Years Ended December 31
(In millions)                                      1995           1994           1993
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Federal income tax expense (benefit)
  Current                                      $  119.7       $   45.4       $   95.1
  Deferred                                        (37.0)           8.0          (20.4)
                                               ---------------------------------------
Total                                          $   82.7       $   53.4       $   74.7
                                               ---------------------------------------
                                               ---------------------------------------

     The federal income taxes attributable to the consolidated results of operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate. The sources of the difference and the tax effects of each were as follows:


For the Years Ended December 31
(In millions)                                      1995           1994           1993
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Expected federal income tax
 expense                                       $  105.6       $   53.7       $  138.2
  Tax-exempt interest                             (32.2)         (35.9)         (32.8)
  Differential earnings amount                     (7.6)          35.0          (10.9)
  Non-taxable gain                                   --             --          (22.0)
  Dividend received deduction                      (4.0)          (2.5)          (1.3)
  Foreign tax credit                               (0.7)          (0.8)          (0.9)
  Changes in tax reserve estimates                 19.3            4.0            3.5
  Other, net                                        2.3           (0.1)           0.9
                                               ---------------------------------------
Federal income tax expense                     $   82.7       $   53.4       $   74.7
                                               ---------------------------------------
                                               ---------------------------------------

     Until conversion to a stock life insurance company, FAFLIC, as a mutual company, reduced its deduction for policyholder dividends by the differential earnings amount. This amount was computed, for each tax year, by multiplying the average equity base of the FAFLIC/AFLIAC consolidated group, as determined for tax purposes, by the estimate of an excess of an imputed earnings rate over the average mutual life insurance companies' earnings rate. The differential earnings amount for each tax year was subsequently recomputed when actual earnings rates were published by the Internal Revenue Service (IRS). For its 1995 federal income tax return, FAFLIC has estimated that there will be no tax effect from a differential earnings amount, including the expected effect of future recomputations by the IRS. As a stock life company, FAFLIC is no longer required to reduce its policyholder dividend deduction by the differential earnings amount.

     The deferred income tax asset represents the tax effects of temporary differences attributable to Allmerica P&C, a separate consolidated group for federal tax return purposes. Its components were as follows:


December 31
(In millions)                                                     1995           1994
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Deferred tax (assets) liabilities
  AMT carryforwards                                           $   (9.8)      $  (11.9)
  Loss reserve discounting                                      (178.3)        (187.6)
  Deferred acquisition costs                                      55.1           54.2
  Employee benefit plans                                         (25.5)         (22.0)
  Investments, net                                                77.4          (22.7)
  Fixed assets                                                     2.5            4.5
  Bad debt reserve                                                (1.8)          (1.8)
  Other, net                                                      (0.8)          (1.8)
                                                              ------------------------
Deferred tax asset, net                                       $  (81.2)      $ (189.1)
                                                              ------------------------
                                                              ------------------------

     The deferred income tax liability represents the tax effects of temporary differences attributable to the FAFLIC/AFLIAC consolidated federal tax return group. Its components were as follows:


December 31
(In millions)                                                     1995           1994
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Deferred tax (assets) liabilities
  NOL carryforwards                                           $     --       $   (3.3)
  AMT carryforwards                                                 --           (1.5)
  Loss reserve discounting                                      (129.1)        (118.2)
  Deferred acquisition costs                                     169.7          199.0
  Differential earnings amount                                      --           27.7
  Employee benefit plans                                         (14.6)         (15.4)
  Investments, net                                                67.0          (30.9)
  Fixed assets                                                    (1.7)          (0.9)
  Bad debt reserve                                               (26.3)         (27.9)
  Other, net                                                     (17.2)         (14.8)
                                                              ------------------------
Deferred tax liability, net                                   $   47.8       $   13.8
                                                              ------------------------
                                                              ------------------------

     Gross deferred income tax assets totaled $405.1 million and $460.7 million at December 31, 1995 and 1994, respectively. Gross deferred income tax liabilities totaled $371.1 million and $285.4 million at December 31, 1995 and 1994, respectively.

     Management believes, based on the Company's recent earnings history and its future expectations, that the Company's taxable income in future years will be sufficient to realize all deferred tax assets. In determining the adequacy of future income, management considered the future reversal of its existing temporary differences and available tax planning strategies that could be implemented, if necessary. At December 31, 1995, there are no available non-life net operating loss carryforwards, and there are available alternative minimum tax credit carryforwards of $9.8 million.

     The Company's federal income tax returns are routinely audited by the IRS, and provisions are routinely made in the financial statements in anticipation of the results of these audits. The IRS has examined the FAFLIC/AFLIAC consolidated group's federal income tax returns through 1988. The IRS has also examined the Allmerica P&C consolidated group's federal income tax returns through 1988. Deficiencies asserted with respect to tax years 1977 through 1981 have been paid and recorded, and the Company has filed a recomputation of such years with appeals claiming a refund with respect to certain agreed upon issues. The Company is currently considering its response to certain adjustments proposed by the IRS with respect to FAFLIC/AFLIAC's federal income tax returns for 1982 and 1983, and to possible adjustments under consideration by the IRS with respect to Allmerica P&C's federal income tax returns for 1989, 1990, and 1991. If upheld, these adjustments would result in additional payments; however, the Company will vigorously defend its position with respect to these adjustments. In management's opinion, adequate tax liabilities have been established for all years. However, the amount of these tax liabilities could be revised in the near term if estimates of the Company's ultimate liability are revised.

9. PENSION PLANS

FAFLIC provides retirement benefits to substantially all of its employees under three separate defined benefit pension plans. Through December 31, 1994, retirement benefits were based primarily on employees' years of service and compensation during the highest five consecutive plan years of employment. Benefits under this defined benefit formula were frozen for most employees (but not for eligible agents) effective December 31, 1994. In their place, the Company adopted a defined benefit cash balance formula, under which the Company annually provides an allocation to each eligible employee as a percentage of that employee's salary, similar to a defined contribution plan arrangement. The 1995 allocation was based on 7.0% of each eligible employee's salary. Continuation of the defined benefit cash balance formula is subject to the resolution of certain technical issues, and may be subject to receipt of a favorable determination letter from the IRS that the Company's pension plans, as amended to reflect the cash balance formula, will continue to satisfy the requirements of Section 401(a) of the Internal Revenue Code. The Company's policy for the plans is to fund at least the minimum amount required by the Employee Retirement Income Security Act of 1974.

     Components of net pension expense were as follows:


For the Years Ended December 31
(In millions)                                      1995           1994           1993
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Service cost - benefits earned
  during the year                               $  19.7        $  13.0       $    9.8
Interest accrued on projected
  benefit obligations                              21.1           20.0           16.9
Actual return on assets                           (89.3)          (2.6)         (15.1)
Net amortization and deferral                      66.1          (16.3)          (5.8)
                                                --------------------------------------
Net pension expense                             $  17.6        $  14.1       $    5.8
                                                --------------------------------------
                                                --------------------------------------

     The following table summarizes the combined status of the three pension plans. At December 31, 1995 and 1994, each plan's projected benefit obligation exceeded its assets.


December 31
(In millions)                                                     1995           1994
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Actuarial present value of benefit
 obligations:
  Vested benefit obligation                                    $ 325.6        $ 221.7
  Unvested benefit obligation                                      5.0            3.5
                                                               -----------------------
Accumulated benefit obligation                                 $ 330.6        $ 225.2
                                                               -----------------------
                                                               -----------------------
Pension liability included in
 Consolidated Balance Sheets:
  Projected benefit obligation                                 $ 367.1        $ 254.6
  Plan assets at fair value                                      321.2          239.7
                                                               -----------------------
    Plan assets less than projected
     benefit obligation                                          (45.9)         (14.9)
  Unrecognized net loss from
   past experience                                                48.8           42.3
  Unrecognized prior service benefit                             (13.8)         (17.3)
  Unamortized transition asset                                   (26.5)         (28.3)
                                                               -----------------------
Net pension liability                                          $ (37.4)       $ (18.2)
                                                               -----------------------
                                                               -----------------------

     Determination of the projected benefit obligations was based on a weighted average discount rate of 7.0% in 1995 and 8.5% in 1994, and the assumed long-term rate of return on plan assets was 9%. The actuarial present value of the projected benefit obligations was determined using assumed rates of increase in future compensation levels ranging from 5.5% to 6.5%. The effect of changes in actuarial assumptions, including the decrease in the weighted average discount rate, was an increase in the Company's projected benefit obligation of $76.7 million at December 31, 1995. Plan assets are invested primarily in various separate accounts and the general account of FAFLIC. The plans also hold stock of AFC.

     The Company has a profit sharing and 401(k) plan for its employees. Effective for plan years beginning after 1994, the profit sharing formula for employees has been discontinued and a 401(k) match feature has been added to the continuing 401(k) plan for the employees. Total plan expense in 1995, 1994 and 1993 was $5.2 million, $12.6 million and $22.6 million, respectively. In addition to this Plan, the Company has a defined contribution plan for substantially all of its agents. The Plan expense in 1995, 1994 and 1993 was $3.5 million, $2.7 million and $2.4 million, respectively.

10. OTHER POSTRETIREMENT BENEFIT PLANS

In addition to the Company's pension plans, the Company currently provides postretirement medical and death benefits to certain full-time employees and dependents, under several plans sponsored by FAFLIC, Hanover and Citizens. Generally, employees become eligible at age 55 with at least 15 years of service. Spousal coverage is generally provided for up to two years after death of the retiree. Benefits include hospital, major medical and a payment at death equal to retirees' final compensation up to certain limits. Effective January 1, 1996, the Company revised these benefits so as to establish limits on future benefit payments and to restrict eligibility to current employees. The medical plans have varying copayments and deductibles, depending on the plan. These plans are unfunded.

     Effective January 1, 1993, the Company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". SFAS No. 106 requires employers to recognize the costs and obligations of postretirement benefits other than pensions over the period ending with the date an employee is fully eligible to receive benefits. Previously, such costs were generally recognized as expenses when paid. The adoption increased accrued liabilities by $69.1 million. The effect on the consolidated income statement was $35.4 million, net of tax of $23.5 million and minority interest of $10.2 million, reported as a cumulative effect of a change in accounting principle. The ongoing effect of adopting the new standard increased 1993 net periodic postretirement benefit expense by $6.6 million, and decreased net income by $4.3 million.

     The plans' funded status reconciled with amounts recognized in the Company's consolidated balance sheet were as follows:


December 31
(In millions)                                                     1995           1994
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                                     $  44.9         $ 35.2
  Fully eligible active plan participants                         14.0           15.2
  Other active plan participants                                  45.9           38.5
                                                               -----------------------
                                                                 104.8           88.9
Plan assets at fair value                                           --             --
                                                               -----------------------
Accumulated postretirement benefit
 obligation in excess of plan assets                             104.8           88.9
Unrecognized loss                                                 13.4            4.7
                                                               -----------------------
Accrued postretirement benefit costs                           $  91.4         $ 84.2
                                                               -----------------------
                                                               -----------------------

     The components of net periodic postretirement benefit expense were as follows:


For the Years Ended December 31
(In millions)                                      1995           1994           1993
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Service cost                                     $  4.2         $  6.6         $  3.8
Interest cost                                       6.9            6.9            5.7
Amortization of (gain) loss                        (0.5)           1.4             --
                                                 -------------------------------------
Net periodic postretirement
  benefit expense                                $ 10.6         $ 14.9         $  9.5
                                                 -------------------------------------
                                                 -------------------------------------

     For purposes of measuring the accumulated postretirement benefit obligation at December 31, 1995, health care costs were assumed to increase 10% in 1996, declining thereafter until the ultimate rate of 5.5% is reached in 2001 and remains at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 1995 by $10.1 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 1995 by $1.2 million.

     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation at January 1, 1993 was 8.5%. The rate was 7.0% and 8.5% at December 31, 1995 and 1994, respectively. The effect of changes in actuarial assumptions, including the decrease in the weighted average discount rate, was an increase in the Company's accumulated postretirement benefit obligation of $15.1 million at December 31, 1995.

11. POSTEMPLOYMENT BENEFITS

Effective January 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 112, (SFAS No. 112), "Employers' Accounting for Postemployment Benefits", which requires employers to recognize the costs and obligations of severance, disability and related life insurance and health care benefits to be paid to inactive or former employees after employment but before retirement. Prior to adoption, the Company had recognized the cost of these benefits on an accrual or paid basis, depending on the plan. Implementation of SFAS No. 112 resulted in a transition obligation of $1.9 million, net of federal income taxes and minority interest, and is reported as a cumulative effect of a change in accounting principle in the consolidated statement of income. The impact of this accounting change, after recognition of the cumulative effect, was not significant.

12. DIVIDEND RESTRICTIONS

Massachusetts, Delaware, New Hampshire and Michigan have enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of FAFLIC, AFLIAC, Hanover and Citizens, respectively.

     Massachusetts' statute limits the dividends an insurer may pay in any twelve month period, without the prior permission of the Commonwealth of Massachusetts Insurance Commissioner, to the greater of (i) 10% of its statutory policyholder surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company), or its net income for the preceding calendar year (if such insurer is not a life company). In addition, under Massachusetts law, no domestic insurer shall pay a dividend or make any distribution to its shareholders from other than unassigned funds unless the Commissioner shall have approved such dividend or distribution. At January 1, 1996, FAFLIC could pay dividends of $144.9 million to AFC without prior approval of the Commissioner.

     Dividends from FAFLIC to AFC will be the primary source of cash for repayment of the debt by AFC and payment of dividends to AFC stockholders.

     Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the Delaware Commissioner of

Insurance, is limited to the greater of (i) 10% of its policyholders' surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company) or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus would also require the prior approval of the Delaware Commissioner of Insurance. At January 1, 1996, AFLIAC could pay dividends of $4.3 million to FAFLIC without prior approval.

     Pursuant to New Hampshire's statute, the maximum dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the New Hampshire Insurance Commissioner, is limited to 10% of such insurer's statutory policyholder surplus as of the preceding December 31. At January 1, 1996, the maximum dividend and other distributions that could be paid to Allmerica P&C by Hanover, without prior approval of the Insurance Commissioner, was approximately $72.8 million.

     Pursuant to Michigan's statute, the maximum dividends and other distributions that an insurer may pay in any twelve month period, without prior approval of the Michigan Insurance Commissioner, is limited to the greater of 10% of policyholders' surplus as of December 31 of the immediately preceding year or the statutory net income less realized gains, for the immediately preceding calendar year. At January 1, 1996, Citizens Insurance could pay dividends of $45.6 million to Citizens Corporation without prior approval.

13. SEGMENT INFORMATION

The Company offers financial products and services in two major areas: Risk Management and Retirement and Asset Management. Within these broad areas, the Company conducts business principally in five operating segments.

     The Risk Management group includes two segments: Regional Property and Casualty and Corporate Risk Management Services. The Regional Property and Casualty segment includes property and casualty insurance products, such as automobile insurance, homeowners insurance, commercial multiple-peril insurance, and workers' compensation insurance. These products are offered by Allmerica P&C through its operating subsidiaries, Hanover and Citizens. Substantially all of the Regional Property and Casualty segment's earnings are generated in Michigan and the Northeast (Connecticut, Massachusetts, New York, New Jersey, New Hampshire, Rhode Island, Vermont and Maine). The Corporate Risk Management Services segment, formerly known as the Employee Benefit Services segment, includes group life and health insurance products and services which assist employers in administering employee benefit programs and in managing the related risks.

     The Retirement and Asset Management group includes three segments: Retail Financial Services, Institutional Services and Allmerica Asset Management. The Retail Financial Services segment, formerly known as the Individual Financial Services segment, includes variable annuities, variable universal life-type, traditional and health insurance products distributed via retail channels to individuals across the country. The Institutional Services segment includes primarily group retirement products such as 401(k) plans, tax-sheltered annuities and GIC contracts which are distributed to institutions across the country via work-site marketing and other arrangements. Allmerica Asset Management, formerly included in the results of the Institutional Services segment, is a Registered Investment Advisor which provides investment advisory services to other institutions, such as insurance companies and pension plans.

     Summarized below is financial information with respect to business segments for the year ended and as of December 31.

(In millions)                                      1995           1994           1993
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Revenues:
  Risk Management
    Regional Property and Casualty           $  2,095.1     $  2,004.8     $  2,051.1
    Corporate Risk Management                     328.5          302.4          296.0
                                             -----------------------------------------
      Subtotal                                  2,423.6        2,307.2        2,347.1
                                             -----------------------------------------
  Retirement and Asset Management
    Retail Financial Services                     486.7          507.9          524.0
    Institutional Services                        344.1          397.9          382.0
    Allmerica Asset Management                      4.4            4.0              -
                                             -----------------------------------------
      Subtotal                                    835.2          909.8          906.0
  Eliminations                                    (20.3)         (21.9)         (13.9)
                                             -----------------------------------------
Total                                        $  3,238.5     $  3,195.1     $  3,239.2
                                             -----------------------------------------
                                             -----------------------------------------
Income (loss) from continuing
 operations before income taxes:
  Risk Management
    Regional Property and Casualty           $    206.3     $    113.1     $    331.3
    Corporate Risk Management                      18.3           19.9           18.1
                                             -----------------------------------------
      Subtotal                                    224.6          133.0          349.4
                                             -----------------------------------------
                                             -----------------------------------------
  Retirement and Asset Management
    Retail Financial Services                      35.2           14.2           61.6
    Institutional Services                         42.8            4.4          (16.1)
    Allmerica Asset Management                      2.3            1.9             --
                                             -----------------------------------------
      Subtotal                                     80.3           20.5           45.5
                                             -----------------------------------------
Total                                        $    304.9     $    153.5     $    394.9
                                             -----------------------------------------
                                             -----------------------------------------
Identifiable assets:
  Risk Management
    Regional Property and Casualty           $  5,741.8     $  5,408.7     $  5,198.1
    Corporate Risk Management                     458.9          386.3          367.6
                                             -----------------------------------------
      Subtotal                                  6,200.7        5,795.0        5,565.7
                                             -----------------------------------------
  Retirement and Asset Management
    Retail Financial Services                   7,218.7        5,639.8        5,104.5
    Institutional Services                      4,280.9        4,484.5        4,708.2
    Allmerica Asset Management                      2.1            2.2             --
                                             -----------------------------------------
      Subtotal                                 11,501.7       10,126.5        9,812.7
                                             -----------------------------------------
Total                                        $ 17,702.4     $ 15,921.5     $ 15,378.4
                                             -----------------------------------------
                                             -----------------------------------------

14. LEASE COMMITMENTS

Rental expenses for operating leases, principally with respect to buildings, amounted to $36.4 million, $35.2 million and $31.9 million in 1995, 1994 and 1993, respectively. At December 31, 1995, future minimum rental payments under non-cancelable operating leases were approximately $84.6 million, payable as follows: 1996 - $29.4 million; 1997 - $21.5 million; 1998 - $14.6 million; 1999
- $8.7 million; 2000 - $5.5 million; and $4.9 million thereafter.

15. REINSURANCE

In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance transactions are accounted for in accordance with the provisions of SFAS No. 113.
     Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company determines the appropriate amount of reinsurance based on evaluation of the risks accepted and analyses prepared by consultants and reinsurers and on market conditions (including the availability and pricing of reinsurance). The Company also believes that the terms of its reinsurance contracts are consistent with industry practice in that they contain standard terms with respect to lines of business covered, limit and retention, arbitration and occurrence. Based on its review of its reinsurers' financial statements and reputations in the reinsurance marketplace, the Company believes that its reinsurers are financially sound.

     The Company is subject to concentration of risk with respect to reinsurance ceded to various residual market mechanisms. As a condition to the ability to conduct certain business in various states, the Company is required to participate in various residual market mechanisms and pooling arrangements which provide various insurance coverages to individuals or other entities that are otherwise unable to purchase such coverage voluntarily provided by private insurers. These market mechanisms and pooling arrangements include the Massachusetts Commonwealth Automobile Reinsurers ("CAR"), the Maine Workers' Compensation Residual

Market Pool ("MWCRP") and the Michigan Catastrophic Claims Association ("MCCA"). As of December 31, 1995, the MCCA and CAR were the only two reinsurers which represented 10% or more of the Company's reinsurance business. As a servicing carrier in Massachusetts, the Company cedes a significant portion of its private passenger and commercial automobile premiums to CAR. Net premiums earned and losses and loss adjustment expenses ceded to CAR in 1995, 1994 and 1993 were $49.1 million and $37.9 million, $50.0 million and $34.6 million, and $45.0 million and $31.7 million, respectively.

     From 1988 through 1992, the Company was a servicing carrier in Maine, and ceded a significant portion of its workers' compensation premiums to the Maine Workers' Compensation Residual Market Pool, which is administered by The National Council on Compensation Insurance ("NCCI"). The Company is currently involved in legal proceedings regarding the MWCRP's deficit which through a legislated settlement issued on June 23, 1995 provided for an initial funding of $220.0 million, of which the insurance carriers were responsible for $65.0 million. Hanover paid its allocation of $4.2 million in December 1995. Some of the small carriers are currently appealing this decision. The Company's right to recover reinsurance balances for claims properly paid is not at issue in any such proceedings. The Company expects to collect its reinsurance balance; however, funding of the cash flow needs of the MWCRP may in the future be affected by issues related to certain litigation, the outcome of which the Company cannot predict. The Company ceded to MCCA net premiums earned and losses and loss adjustment expenses in 1995, 1994 and 1993 of $66.8 million and $62.9 million, $80.0 million and $24.2 million, and $76.4 million and $126.8 million, respectively. Because the MCCA is supported by assessments permitted by statute, and all amounts billed by the Company to CAR, MWCRP and MCCA have been paid when due, the Company believes that it has no significant exposure to uncollectible reinsurance balances.

     The effects of reinsurance were as follows:


For the Years Ended December 31
(In millions)                                      1995           1994           1993
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Life insurance premiums:
  Direct                                      $   438.9      $   447.2      $   453.0
  Assumed                                          71.0           54.3           31.3
  Ceded                                          (150.3)        (111.0)         (83.2)
                                              ----------------------------------------
Net premiums                                  $   359.6      $   390.5      $   401.1
                                              ----------------------------------------
                                              ----------------------------------------
Property and casualty
 premiums written:
  Direct                                      $ 2,039.4      $ 1,992.4      $ 1,906.2
  Assumed                                         125.0          128.6          106.3
  Ceded                                          (279.1)        (298.1)        (267.4)
                                              ----------------------------------------
Net premiums                                  $ 1,885.3      $ 1,822.9      $ 1,745.1
                                              ----------------------------------------
                                              ----------------------------------------
Property and casualty
 premiums earned:
  Direct                                      $ 2,021.7      $ 1,967.1      $ 1,870.1
  Assumed                                         137.7          116.1          114.8
  Ceded                                          (296.2)        (291.9)        (306.7)
                                              ----------------------------------------
Net premiums                                  $ 1,863.2      $ 1,791.3      $ 1,678.2
                                              ----------------------------------------
                                              ----------------------------------------
Life insurance and other individual
 policy benefits, claims, losses and
  loss adjustment expenses:
  Direct                                      $   749.6      $   773.0      $   819.4
  Assumed                                          38.5           28.9            6.8
  Ceded                                           (69.5)         (61.6)         (38.4)
                                              ----------------------------------------
Net policy benefits, claims, losses
 and loss adjustment expenses                 $   718.6      $   740.3      $   787.8
                                              ----------------------------------------
                                              ----------------------------------------
Property and casualty benefits,
 claims, losses and loss
  adjustment expenses:
  Direct                                      $ 1,372.7      $ 1,364.4      $ 1,310.3
  Assumed                                         146.1          102.7           98.8
  Ceded                                          (229.1)        (160.4)        (209.7)
                                              ----------------------------------------
Net policy benefits, claims, losses
 and loss adjustment expenses                 $ 1,289.7      $ 1,306.7      $ 1,199.4
                                              ----------------------------------------
                                              ----------------------------------------

16. DEFERRED POLICY ACQUISITION EXPENSES

The following reflects the amount of policy acquisition expenses deferred and amortized:


For the Years Ended December 31
(In millions)                                      1995           1994           1993
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Balance at beginning of year                   $  802.8       $  746.9       $  700.4
  Acquisition expenses deferred                   504.8          510.3          482.3
  Amortized to expense
   during the year                               (470.3)        (475.7)        (435.8)
  Adjustment to equity
   during the year                                (50.4)          21.3             --
  Transferred to the Closed Block                 (24.8)            --             --
  Adjustment for cession of
   term life insurance                            (26.4)            --             --
                                               ---------------------------------------
Balance at end of year                         $  735.7       $  802.8       $  746.9
                                               ---------------------------------------
                                               ---------------------------------------

17. LIABILITIES FOR OUTSTANDING CLAIMS, LOSSES AND LOSS ADJUSTMENT EXPENSES

The Company regularly updates its estimates at liabilities for outstanding claims, losses and loss adjustment expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims for its property and casualty and its accident and health lines of business. Changes in prior estimates are reflected in results of operations in the year such changes are determined to be needed and recorded.

     The liability for outstanding claims, losses and loss adjustment expenses related to the Company's accident and health business was $375.9 million, $305.0 million and $276.3 million at December 31, 1995, 1994 and 1993, respectively. Accident and health claim liabilities have been re-estimated for all prior years and were increased by $26.4 million, $6.5 million and $12.7 million in 1995, 1994 and 1993, respectively. Unfavorable development in the accident and health business during 1995 is primarily due to reserve strengthening and adverse experience in the Company's individual disability line of business.

     The following table provides a reconciliation of the beginning and ending property and casualty reserve for unpaid losses and loss adjustment expenses
(LAE):


For the Years Ended December 31
(In millions)                                      1995           1994           1993
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Reserve for losses and LAE,
 beginning of year                            $ 2,821.7      $ 2,717.3      $ 2,598.9
Incurred losses and LAE, net
 of reinsurance recoverable:
  Provision for insured events of
   the current year                             1,427.3        1,434.8        1,268.2
  Decrease in provision for insured
   events of prior years                         (137.6)        (128.1)         (68.8)
                                              ----------------------------------------
Total incurred losses and LAE                   1,289.7        1,306.7        1,199.4
                                              ----------------------------------------
Payments, net of reinsurance
 recoverable:
  Losses and LAE attributable to
   insured events of current year                 652.2          650.2          523.5
  Losses and LAE attributable to
   insured events of prior years                  614.3          566.9          564.3
                                              ----------------------------------------
Total payments                                  1,266.5        1,217.1        1,087.8
                                              ----------------------------------------
Less reserves assumed by purchaser
 of Beacon                                           --             --          (28.8)
                                              ----------------------------------------
Change in reinsurance recoverable
 on unpaid losses                                  51.1           14.8           35.6
                                              ----------------------------------------
Reserve for losses and LAE,
 end of year                                  $ 2,896.0      $ 2,821.7      $ 2,717.3
                                              ----------------------------------------
                                              ----------------------------------------

     As part of an ongoing process, the property and casualty reserves have been re-estimated for all prior accident years and were decreased by $137.6 million, $128.1 million and $68.8 million in 1995, 1994 and 1993, respectively. The increase in favorable development on prior years' reserves of $9.5 million in 1995 results primarily from a $34.6 million increase in favorable development at Citizens. Favorable development in Citizens' personal automobile and workers' compensation lines increased $16.6 million and $15.5 million, to favorable development of $4.4 million and $32.7 million, respectively. Hanover's favorable development, not including the effect of voluntary and involuntary pools, was relatively unchanged at $90.2 million in 1995 compared to $91.7 million in 1994. Favorable development in Hanover's workers' compensation line increased $27.7 million to $31.0 million during 1995. This was offset by decreases of $14.6 million and

$12.6 million, to $45.5 million and $0.1 million, in the personal automobile and commercial multiple peril lines, respectively. Favorable development in Hanover's voluntary and involuntary pools decreased $23.6 million to $0.4 million during 1995.

     The increase in favorable development on prior years' reserves of $59.3 million in 1994 primarily results from an increase in favorable development in the voluntary and involuntary pools of $47.0 million in 1994. The remainder of the favorable reserve development in 1994 is the result of favorable severity trends, primarily in the personal automobile and commercial multiple peril lines.

     This favorable development reflects the Regional Property and Casualty subsidiaries' reserving philosophy consistently applied over these periods. Conditions and trends that have affected development of the loss and LAE reserves in the past may not necessarily occur in the future.

     Due to the nature of business written by the Regional Property and Casualty subsidiaries, the exposure to environmental liabilities is relatively small. Losses and LAE reserves related to environmental damage and toxic tort liability, included in the total reserve for losses and LAE, were $28.6 million and $19.4 million, net of reinsurance of $8.4 million and $8.1 million, at the end of 1995 and 1994, respectively. During 1995, the Regional Property and Casualty subsidiaries redefined their environmental liabilities in conformity with new guidelines issued by the NAIC. The 1994 liability has been conformed to the 1995 presentation. This had no impact on results of operations. Management believes that, notwithstanding the evolution of case law expanding such liability, recorded reserves for environmental liability are adequate, and is not aware of any litigation or pending claims that may result in additional material liabilities in excess of recorded reserves. During 1995, Hanover performed an actuarial review of its environmental reserves. This resulted in Hanover's providing additional reserves for "IBNR" (incurred but not reported) claims, in addition to existing reserves for reported claims. At Citizens, environmental reserves are primarily related to reported claims. Although these claims are not material, their existence gives rise to uncertainty and is discussed because of the possibility, however remote, that they may become material. The environmental liability could be revised in the near term if the estimates used in determining the liability are revised.

18. MINORITY INTEREST

The Company's interest in Allmerica P&C, is represented by ownership of 58.3%, 57.4% and 57.4% of the outstanding shares of common stock at December 31, 1995, 1994 and 1993, respectively. Earnings and shareholders' equity attributable to minority shareholders are included in minority interest in the consolidated financial statements.

19.  CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions have contributed to an increase in the number of insurance companies that are under regulatory supervision. This is expected to result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by, solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments or voluntary payments.

LITIGATION

On June 23, 1995, the governor of Maine approved a legislative settlement for the Maine Workers' Compensation Residual Market Pool deficit for the years 1988 through 1992. The settlement provides for an initial funding of $220.0 million toward the deficit. The insurance carriers are liable for $65.0 million payable on or before January 1, 1996, and employers will contribute $110.0 million payable through surcharges on premiums over the course of the next ten years. The major insurers are responsible for 90% of the $65.0 million. Hanover's allocated share of the settlement is approximately $4.2 million, which was paid in December 1995. The remainder of the deficit of $45.0 million will be paid by the Maine Guaranty Fund Surplus payable in quarterly contributions over ten years. The smaller carriers have recently filed litigation to appeal the settlement. The Company believes that adequate reserves have been established for any additional liability.

     The Company has been named a defendant in various other legal proceedings arising in the normal course of business. In the opinion of management, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's consolidated financial statements. However, liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

RESIDUAL MARKETS

The Company is required to participate in residual markets in various states. The results of the residual markets are not subject to the predictability associated with the Company's own managed business, and are significant to the workers' compensation line of business and both the private passenger and commercial automobile lines of business.

20.  STATUTORY FINANCIAL INFORMATION

The insurance subsidiaries are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholders' equity reported in accordance with generally accepted accounting principles for stock life insurance companies primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, postretirement benefit costs are based on different assumptions and reflect a different method of adoption, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable. Statutory net income and surplus are as follows:


(In millions)                                      1995           1994           1993
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Statutory net income (Unconsolidated)
  Property and Casualty Companies             $   139.8       $   74.5       $  166.8
  Life and Health Companies                       134.3           40.7          114.8
                                              ----------------------------------------
Statutory Shareholders'
  Surplus (Unconsolidated)
  Property and Casualty Companies             $ 1,151.7       $  989.8       $  960.1
  Life and Health Companies                       965.6          465.3          526.4
                                              ----------------------------------------

21. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The quarterly results of operations for 1995 and 1994 are summarized below:



For the Three Months Ended
(In millions)
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
1995                                                          March 31        June 30       Sept. 30        Dec. 31
Total revenues                                                $  841.4       $  793.4       $  819.2       $  784.5
                                                              ------------------------------------------------------
Income before extraordinary item                              $   39.2       $   29.9       $   34.8       $   45.2
Extraordinary item - demutualization expenses                     (2.5)          (3.5)          (4.7)          (1.4)
                                                              ------------------------------------------------------
Net income                                                    $   36.7       $   26.4       $   30.1       $   43.8
                                                              ------------------------------------------------------
                                                              ------------------------------------------------------
1994
Total revenues                                                $  815.4       $  786.8       $  799.3       $  793.6
                                                              ------------------------------------------------------
Income (loss) before extraordinary item                       $  (10.9)      $   15.7       $   26.6       $   17.7
Extraordinary item - demutualization expenses                     (1.6)          (2.5)          (2.8)          (2.3)
Cumulative effect of changes in accounting principles             (1.9)            --             --             --
                                                              ------------------------------------------------------
Net income                                                    $  (14.4)      $   13.2       $   23.8       $   15.4
                                                              ------------------------------------------------------
                                                              ------------------------------------------------------

                              PART C.  OTHER INFORMATION

Item 24.  FINANCIAL STATEMENTS AND EXHIBITS.

(a) FINANCIAL STATEMENTS

    FINANCIAL STATEMENTS INCLUDED IN PART A
    None

    FINANCIAL STATEMENTS INCLUDED IN PART B
    Financial Statements for First Allmerica Financial Life Insurance
    Company

    FINANCIAL STATEMENTS INCLUDED IN PART C
    None

(b) EXHIBITS


Exhibit 1 -   Vote of Board of Directors Authorizing Establishment of
              Registrant dated June 13, 1996 was previously filed in Initial
              Registration Statement on August 9, 1996 and is incorporated by reference herein.


Exhibit 2 -   Not Applicable.  Pursuant to Rule 26a-2, the Insurance Company
              may hold the assets of the Registrant NOT pursuant to a trust indenture or other such instrument.


Exhibit 3 -   (a)  Wholesaling Agreement is filed herewith.
              (b)  Sales Agreement is filed herewith.


              (c) Broker's Agreement and Specimen Schedule of Sales Commissions for Variable Annuity Policies were previously filed on November 3, 1994 in Registration Statement
                   No. 33-85916, and are incorporated by reference herein.

Exhibit 4 -   Policy Form previously filed in Initial Registration Statement on August 9, 1996 and is incorporated by reference herein.



Exhibit 5 -   Application Form was previously filed in Initial Registration
                   Statement on August 9, 1996 and is incorporated by reference herein.



Exhibit 6 -   The Depositor's Articles of Incorporation, as amended effective
              October 1, 1995 to reflect its new name, and Bylaws was previously filed in Initial Registration Statement on August 9, 1996 and is incorporated by reference herein.


Exhibit 7 -   Not Applicable.

Exhibit 8 -   None

Exhibit 9 -   Consent and Opinion of Counsel is filed herewith

Exhibit 10 -  Consent and Opinion of Independent Accountants is filed herewith

Exhibit 11 -  None.

Exhibit 12 -  None.

Exhibit 13 -  None.


Exhibit 15-   Form of Participation Agreement is filed herewith.

Item 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR.

         The principal business address of all the following Directors and Officers is:
         440 Lincoln Street
         Worcester, Massachusetts 01653



         Name and Position                  Principal Occupation
         -----------------                  --------------------
Bruce C. Anderson                 Director of First Allmerica since 1996;
                                  Vice President, First Allmerica

Abigail M. Armstrong              Secretary of First Allmerica since 1996;
                                  Counsel, First Allmerica


John F. Kelly                     Director of First Allmerica since 1996;
                                  Senior Vice President, General Counsel,
                                  First Allmerica


James R. McAuliffe                Director of First Allmerica since 1996;
                                  President and CEO, Citizens Insurance Company
                                  of America since 1994; Vice President from
                                  1982 - 1994 and Chief Investment Officer,
                                  First Allmerica, 1986 to 1994


John F. O'Brien                   Director, Chairman of the Board, President and
                                  Chief Executive Officer, First Allmerica

Edward J. Parry, III              Vice President and Treasurer, First Allmerica
                                  since 1993; Assistant Vice President, 1992
                                  to 1993; Manager, Price Waterhouse, 1987 to
                                  1992

Richard M. Reilly                 Director of First Allmerica since 1996; Vice
                                  President, First Allmerica; Director,
                                  Allmerica Investments, Inc.; Director and
                                  President, Allmerica Investment Management
                                  Company, Inc. since 1990

Larry C. Renfro                   Director of First Allmerica since 1996;
                                  Vice President of First Allmerica

Phillip E. Soule                  Director of First Allmerica since 1996;
                                  Vice President of First Allmerica

Eric A. Simonsen                  Director of First Allmerica since 1996;
                                  Vice President and Chief Financial Officer,
                                  First Allmerica

John P. Kavanaugh                 Director of First Allmerica since 1996;
                                  Vice President and Chief Investment Officer,
                                  First Allmerica


Item 26. PERSONS UNDER COMMON CONTROL WITH REGISTRANT. See attached organization chart.


                  ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY



           NAME                                   ADDRESS              TYPE OF BUSINESS
           ----                                   -------              ----------------
AAM Equity Fund                             440 Lincoln Street       Massachusetts Grantor
                                            Worcester MA 01653         Trust

Allmerica Asset Management, Inc.            440 Lincoln Street       Investment advisory
                                            Worcester MA 01653         services

Allmerica Employees Insurance               440 Lincoln Street       Insurance Agency
  Agency, Inc.                              Worcester MA 01653

Allmerica Financial Life Insurance          440 Lincoln Street       Life insurance, accident
  and Annuity Company                       Worcester MA 01653         & health insurance,
                                                                       annuities, variable
                                                                       annuities and variable
                                                                       life insurance

Allmerica Financial Services                440 Lincoln Street       Insurance Agency
  Insurance Agency, Inc.                    Worcester, MA 01653

Allmerica Funds                             440 Lincoln Street       Investment Company
                                            Worcester MA 01653



Allmerica Institutional Services, Inc.      440 Lincoln Street       Accounting, marketing
                                            Worcester MA 01653       and shareholder


                                                                      services for investment
                                                                      companies

Allmerica Investment Services, Inc.         440 Lincoln Street       Holding Company
  (formerly Allmerica Financial             Worcester, MA 01653
  Services, Inc.)

Allmerica Investment Management             440 Lincoln Street       Investment Advisory
  Company, Inc.                             Worcester MA 01653         Services

Allmerica Investments, Inc.                 440 Lincoln Street       Securities, retail broker-
                                            Worcester MA 01653         dealer

Allmerica Investment Trust                  440 Lincoln Street       Investment Company
  (formerly SMA Investment Trust)           Worcester MA 01653

Allmerica Property and Casualty             440 Lincoln Street       Holding Company
 Companies, Inc.                            Worcester MA 01653

Allmerica Realty Advisors, Inc.             440 Lincoln Street       Investment Advisory
                                            Worcester MA 01653         services

Allmerica Securities Trust                  440 Lincoln Street       Investment Company
                                            Worcester MA 01653

Allmerica Services, Inc.                    440 Lincoln Street       Service Company
                                            Worcester MA 01653

Allmerica Trust Company, N.A.               440 Lincoln Street       Limited purpose national
                                            Worcester MA 01653         trust company

AMGRO, Inc.                                 472 Lincoln Street       Premium financing
                                            Worcester MA 01653

APC Funding Corp.                           440 Lincoln Street       Special purpose funding
                                            Worcester MA 01653         vehicle for commercial
                                                                       paper

Beltsville Drive Limited                    440 Lincoln Street       Real estate partnership
  Partnership                               Worcester MA 01653

Citizens Corporation                        440 Lincoln Street       Holding Company
                                            Worcester MA 01653

Citizens Insurance Company of America       645 West Grand River     Multi-line fire &
                                            Howell MI 48843            casualty insurance


Citizens Insurance Company of Ohio          645 West Grand River     Multi-line fire &
                                            Howell MI 48843            casualty insurance

Citizens Management, Inc.                   645 West Grand River     Services management
                                            Howell MI 48843            company

Greendale Special Placements Fund           440 Lincoln Street       Massachusetts Grantor
                                            Worcester MA 01653         Trust

The Hanover American Insurance              100 North Parkway        Multi-line fire &
  Company                                   Worcester MA 01653         casualty insurance

The Hanover Insurance Company               100 North Parkway        Multi-line fire &
                                            Worcester MA 01605         casualty insurance

Hanover Texas Insurance                     801 East Campbell Road   Incorporated Branch
  Management Company, Inc.                  Richardson TX  75081       Office of The Hanover
                                                                       Insurance Company

Hanover Lloyd's Insurance Company           801 East Campbell Road   Multi-line fire &
                                            Richardson TX 75081        casualty insurance


Hollywood Center, Inc.                      440 Lincoln Street       General business
                                            Worcester MA 01653         corporation

Linder Skokie Real Estate                   440 Lincoln Street       General business
  Corporation                               Worcester MA 01653         corporation

Lloyds Credit Corporation                   440 Lincoln Street       Premium financing
                                            Worcester MA 01653         service franchises

Logan Wells Water Company, Inc.             603 Heron Drive          Water Company, serving
                                            Bridgeport NJ 08014        land development
                                                                       investment

Massachusetts Bay Insurance                 100 North Parkway        Multi-line fire &
  Company                                   Worcester MA 01653         casualty

SMA Financial Corp.                         440 Lincoln Street       Holding Company
                                            Worcester MA 01653

Somerset Square, Inc.                       440 Lincoln Street       General business
                                            Worcester MA 01653         corporation

Sterling Risk Management Services, Inc.     100 North Parkway        Risk management
                                            Worcester MA 01605         services


Item 27.  NUMBER OF CONTRACT OWNERS.

     The Variable Account has no Policyholders because operations have not yet begun

Item 28.  INDEMNIFICATION.

Article VIII of the Bylaws of the Depositor state: Each Director and each Officer of the Corporation, whether or not in office, (and his executors or administrators), shall be indemnified or reimbursed by the Corporation against all expenses actually and necessarily incurred by him in the defense or reasonable settlement of any action, suit, or proceeding in which he is made a party by reason of his being or having been a Director or Officer of the Corporation, including any sums paid in settlement or to discharge judgement, except in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director or Officer; and the foregoing right of indemnification or reimbursement shall not affect any other rights to which he may be entitled under the Articles of Incorporation, any statute, bylaw, agreement, vote of stockholders, or otherwise.


Item 29.  PRINCIPAL UNDERWRITERS.

(a) Allmerica Investments, Inc. also acts as principal underwriter for the following:
      - VEL Account, VEL II Account, Group Vel, Separate Accounts VA-A, VA-B, VA-C, VA-G, VA-H, VA-K, VA-P, Allmerica Select Separate Account, Inheiritage Account, Fulcrum Separate Account and Separate Account KG of Allmerica Financial Life Insurance and Annuity Company
      - Separate Accounts I, VA-K, VA-P, VEL II Account, Inheiritage Account, Group VEL, Separate Account KG, Separate Account KGC and Allmerica Select Separate Account of First Allmerica Financial Life Insurance Company.
      -  Allmerica Investment Trust


(b) The Principal Business Address of each of the following Directors and Officers of Allmerica Investments, Inc. is:
         440 Lincoln Street
         Worcester, Massachusetts 01653

    Name                               Position or Office with Underwriter
    ----                               -----------------------------------

Emil J. Aberizk                        Vice President

Abigail M. Armstrong                   Secretary and Counsel

Phillip J. Coffey                      Vice President

Thomas J. Cunningham                   Vice President, Chief Financial Officer
                                       and Controller

John F. Kelly                          Director

William F. Monroe, Jr.                 Vice Presdient

David J. Mueller                       Vice Presdient

John F. O'Brien                        Director

Stephen Parker                         President, Director and Chief
                                       Executive Officer

Edward J. Parry, III                   Treasurer

Richard M. Reilly                      Director

Eric a. Simonsen                       Director

Mark Steinberg                         Senior Vice President



Item 30.  LOCATION OF ACCOUNTS AND RECORDS.

Each account, book or other document required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by the Company at 440 Lincoln Street, Worcester, Massachusetts or on behalf of the Company by The First Data Investor Services, Inc. at 4400 Computer Drive, Westboro, Massachusetts 01581.

Item 31.  MANAGEMENT SERVICES.

The Company provides daily unit value calculations and related services for the Company's separate accounts.

Item 32.  UNDERTAKINGS.

(a) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

(b) The registrant hereby undertakes to include in the prospectus a postcard that the applicant can remove to send for a Statement of Additional Information.

(c) The registrant hereby undertakes to deliver a Statement of Additional Information promptly upon written or oral request, according to the requirements of Form N-4.

(d) Insofar as indemnification for liability arising under the 1933 Act may be permitted to Directors, Officers and Controlling Persons of Registrant under any registration statement, underwriting agreement or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Director, Officer or Controlling Person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or Controlling Person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.



Rule 26(e) Representations.

The Company hereby undertakes that the aggregate fees and charges under the contract are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Insurance Company.


Item 33. REPRESENTATIONS CONCERNING WITHDRAWAL RESTRICTIONS ON SECTION 403(b) PLANS AND UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM.

Registrant, a separate account of First Allmerica Financial Life Insurance Company ("Company"), states that it is (a) relying on Rule 6c-7 under the 1940 Act with respect to withdrawal restrictions under the Texas Optional Retirement Program ("Program") and (b) relying on the "no-action" letter (Ref. No. IP-6-88) issued on November 28, 1988 to the American Council of Life Insurance, in applying the withdrawal restrictions of Internal Revenue Code Section 403(b)(11). Registrant has taken the following steps in reliance on the letter:

1. Appropriate disclosures regarding the redemption restrictions imposed by the Program and by Section 403(b)(11) have been included in the prospectus of each registration statement used in connection with the offer of the

    Company's variable contracts.

2. Appropriate disclosures regarding the redemption restrictions imposed by the Program and by Section 403(b)(11) have been included in sales literature used in connection with the offer of the Company's variable contracts.

3. Sales Representatives who solicit participants to purchase the variable contracts have been instructed to specifically bring the redemption restrictions imposed by the Program and by Section 403(b)(11) to the attention of potential participants.

4. A signed statement acknowledging the participant's understanding of (I) the restrictions on redemption imposed by the Program and by Section 403(b)(11) and (ii) the investment alternatives available under the employer's arrangement will be obtained from each participant who purchases a variable annuity contract prior to or at the time of purchase.

Registrant hereby represents that it will not act to deny or limit a transfer request except to the extent that a Service-Ruling or written opinion of counsel, specifically addressing the fact pattern involved and taking into account the terms of the applicable employer plan, determines that denial or limitation is necessary for the variable annuity contracts to meet the requirements of the Program or of Section 403(b). Any transfer request not so denied or limited will be effected as expeditiously as possible.

                                 EXHIBIT TABLE


Exhibit 3(a) -  Wholesaling Agreement

Exhibit 3(b) -  Sales Agreement

Exhibit 9    -  Consent and Opinion of Counsel.

Exhibit 10   -  Consent and Opinion of Independent Accountants

Exhibit 15   -  Participation Agreement

                                  SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed by the undersigned, thereunto duly authorized in the City of Worcester, and Commonwealth of Massachusetts, on the 11th day of December, 1996.


                                    SEPARATE ACCOUNT KGC OF
                                    FIRST ALLMERICA FINANCIAL LIFE INSURANCE
                                    COMPANY

                                    By: /s/ Abigail M. Armstrong
                                       ------------------------------------
                                       Abigail M. Armstrong, Secretary


SIGNATURES                  TITLE                          DATE
----------                  -----                          ----


/s/ John F. O'Brien     Director, President and Chief
John F. O'Brien         Executive Officer

/s/ Bruce C. Anderson   Director and Vice President
Bruce C. Anderson

/s/ John P. Kavanaugh   Director and Vice President       December 11, 1996
John P. Kavanaugh

/s/ John F. Kelly       Director, Senior Vice President
John F. Kelly           and General Counsel

/s/ James R. McAuliffe  Director
James R. McAuliffe

/s/ Edward J. Parry     Vice President and Treasurer
Edward J. Parry         (Chief Accounting Officer)

/s/ Richard M. Reilly   Director and Vice President
Richard M. Reilly

/s/ Larry C. Renfro     Director and Vice President
Larry C. Renfro

/s/ Eric A. Simonsen    Director, Vice President and Chief
Eric A. Simonsen        Financial Officer

/s/ Phillip E. Soule    Director and Vice President
Phillip E. Soule